SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 10, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Financial statements as of December 31, 2020 together with the Independent Auditor’s Reports on financial statements.

CONTENT

•	Cover Sheet

•	Consolidated statement of financial position

•	Consolidated statement of income

•	Consolidated statement of other comprehensive income

•	Consolidated statement of changes in shareholders’ equity

•	Consolidated statement of cash flows

•	Notes to the consolidated financial statements

•	Exhibits

•	Separate statement of financial position

•	Separate statement of income

•	Separate statement of other comprehensive income

•	Separate statement of changes in shareholders’ equity

•	Separate statement of cash flows

•	Notes to the separate financial statements

•	Exhibits

•	Independent Auditor’s report on consolidated Financial Statements

•	Independent Auditor’s report on separate Financial Statements

•	Earnings distribution proposal

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

CORPORATE NAME: Banco Macro SA

REGISTERED OFFICE: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

CORPORATE PURPOSE AND MAIN ACTIVITY: Commercial bank

CENTRAL BANK OF ARGENTINA: Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

BY-LAWS EXPIRY DATE: March 8, 2066

REGISTRATION WITH THE IGJ (SUPERINTENDENCY OF CORPORATIONS): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996.

PERSONAL TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

Items	Notes	Exhibits	12/31/2020	12/31/2019	12/31/2018
ASSETS
Cash and Deposits in Banks	9	P	129,967,486	137,066,430	156,581,272
Cash			25,422,664	26,563,255	22,401,428
Central Bank of Argentina			49,994,923	75,092,641	105,158,422
Other Local and Foreign Entities			54,544,637	35,405,434	28,066,849
Other			5,262	5,100	954,573
Debt Securities at fair value through profit or loss	9	A and P	54,982,465	7,725,991	5,518,954
Derivative Financial Instruments	8 and 9	P	7,232	69,003	36,216
Repo transactions	4 and 9	P	39,421,705	1,481,096	-
Other financial assets	9 and 12	P and R	18,886,290	8,391,566	6,282,447
Loans and other financing	7 and 9	B, C, D, P and R	257,326,707	300,731,589	375,224,887
Non-financial Public Sector			3,614,805	8,781,948	3,721,504
Other Financial Entities			1,822,643	5,380,555	11,782,119
Non-financial Private Sector and Foreign Residents			251,889,259	286,569,086	359,721,264
Other Debt Securities	7 and 9	A, P and R	209,123,062	87,890,009	135,258,785
Financial Assets delivered as guarantee	5, 9 and 32	P	14,292,358	14,530,739	14,149,438
Equity Instruments at fair value through profit or loss	7, 9 and 15	A and P	1,663,017	2,091,428	107,892
Investment in associates and joint arrangements	11	E	203,905	199,216	227,907
Property, plant and equipment		F	34,369,465	35,052,877	32,554,081
Intangible Assets		G	5,104,060	4,822,183	4,441,128
Deferred Income Tax Assets	21. c)		63,189	59,115	-
Other Non-financial Assets	12		2,232,053	1,477,587	2,063,777
Non-current assets held for sale			2,258,182	2,383,947	3,134,634
TOTAL ASSETS			769,901,176	603,972,776	735,581,418

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

Items	Notes	Exhibits	12/31/2020	12/31/2019	12/31/2018
LIABILITIES
Deposits	9	H, I and P	488,741,363	357,866,442	498,349,718
Non-financial Public Sector			73,565,424	23,906,675	40,444,381
Financial Sector			696,415	427,702	310,531
Non-financial Private Sector and Foreign Residents			414,479,524	333,532,065	457,594,806
Derivative Financial Instruments	8 and 9	I and P	230	1,046,556	2,867
Repo Transactions	4 and 9	I and P	618,572	1,364,825	344,445
Other Financial Liabilities	9 and 17	I and P	49,215,887	30,181,836	32,074,038
Financing received from the Central Bank of Argentina and other financial institutions	9	I and P	919,103	3,057,451	6,278,682
Issued Corporate Bonds	9 and 37	I and P	4,926,901	7,521,820	13,355,897
Current Income Tax Liabilities	21		5,145,324	11,076,651	6,170,762
Subordinated Corporate Bonds	9 and 37	I and P	34,300,292	33,098,040	32,018,221
Provisions	16	J	1,304,524	2,006,052	2,212,870
Deferred Income Tax Liabilities	21.c)		6,291,243	221,376	4,903,673
Other Non-financial Liabilities	17		30,356,941	13,776,518	12,309,288
TOTAL LIABILITIES			621,820,380	461,217,567	608,020,461
SHAREHOLDERS’ EQUITY
Capital Stock	29		639,413	639,413	669,663
Non-capital contributions			12,429,781	12,429,781	12,428,461
Adjustments to Shareholders’ Equity			50,313,147	50,313,147	50,352,382
Earnings Reserved			109,816,498	74,776,648	46,065,725
Unappropriated Retained Earnings			(50,602,848)	(22,058,528)	20,090,218
Other Comprehensive Income			(4,786,055)	176,867	(119,386)
Net Income/ (loss) for the fiscal year			30,268,992	26,475,968	(1,928,218)
Net Shareholders’ Equity attributable to controlling interest			148,078,928	142,753,296	127,558,845
Net Shareholders’ Equity attributable to non-controlling interests			1,868	1,913	2,112
TOTAL SHAREHOLDERS’ EQUITY			148,080,796	142,755,209	127,560,957
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			769,901,176	603,972,776	735,581,418

The notes 1 to 45 to the consolidated financial statements and the exhibits A to J, L, N and P to R are an integral part of the consolidated financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

Items	Notes	Exhibits	12/31/2020	12/31/2019
Interest income		Q	157,080,212	206,343,721
Interest expense		Q	(60,833,919)	(87,343,660)
Net Interest income			96,246,293	119,000,061
Commissions income	22	Q	24,742,767	26,467,679
Commissions expense		Q	(2,047,292)	(2,191,792)
Net Commissions income			22,695,475	24,275,887
Subtotal (Net Interest income +Net Commissions income)			118,941,768	143,275,948
Loss from measurement of financial instruments at fair value through profit or loss		Q	(26,653,356)	(44,397,956)
Profit / (Loss) from sold or derecognized assets at amortized cost			1,292,836	37,325
Differences in quoted prices of gold and foreign currency	23		4,229,690	4,761,247
Other operating income	24		5,369,762	10,456,756
Allowance for loan losses	7	7	(8,002,788)	(5,830,073)
Net Operating Income			95,177,912	108,303,247
Employee benefits	25		(26,598,602)	(28,865,342)
Administrative expenses	26	26	(14,539,871)	(17,427,021)
Depreciation and amortization of fixed assets		F and G	(4,402,387)	(4,092,898)
Other Operating Expenses	27		(20,469,213)	(30,088,399)
Operating Income			29,167,839	27,829,587
(Loss)/ Income from associates and joint arrangements	11		(6,856)	1,223,124
Gain on net monetary position			13,348,858	14,429,118
Income before tax on continuing operations			42,509,841	43,481,829
Income tax on continuing operations	21.c)		(12,240,487)	(17,005,619)
Net Income from continuing operations			30,269,354	26,476,210
Net Income for the fiscal year			30,269,354	26,476,210
Net Income for the fiscal year attributable to controlling interest			30,268,992	26,475,968
Net Income for the fiscal year attributable to non-controlling interest			362	242

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED EARNINGS PER SHARE

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

Items	12/31/2020	12/31/2019
Net Profit attributable to Parent’s shareholders	30,268,992	26,475,968
PLUS: Potential diluted earnings per common share	-	-
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	30,268,992	26,475,968
Weighted average of outstanding common shares for the fiscal year	639,413	639,402
PLUS: Weighted average of the number of additional common shares with dilution effects	-	-
Weighted average of outstanding common shares for the fiscal year adjusted as per dilution effect	639,413	639,402
Basic earnings per share (in pesos)	47.3387	41.4074

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

Items	Notes	Exhibits	12/31/2020	12/31/2019
Net Income for the fiscal year			30,269,354	26,476,210
Items of Other Comprehensive Income that will be reclassified to profit or loss			-	-
Foreign currency translation differences in financial statements conversion			119,864	116,159
Foreign currency translation differences for the fiscal year			119,864	116,159
Profit or losses for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(5,082,786)	180,081
Profit or losses for the fiscal year from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(4,910,379)	332,274
Income tax	21.c)		(172,407)	(152,193)
Total Other Comprehensive Income that is subsequently reclassified to profit or loss			(4,962,922)	296,240
Total Other Comprehensive Income			(4,962,922)	296,240
Total Comprehensive Income for the fiscal year			25,306,432	26,772,450
Total Comprehensive Income attributable to controlling interest			25,306,070	26,772,221
Total Comprehensive Income attributable to non-controlling interest			362	229

(*)	Net amount of reclassifications to the income statement of financial instruments that was classified at fair value through other comprehensive income that were derecognized or collected during the fiscal year. As of December 31, 2020 and 2019 the reclassified amounts to profit or loss was (45,699,928) and (63,011,413), respectively.

Had the criteria established in Communiqué “A” 7211 been applied, the amount reclassified to profit for the fiscal years ended December 31, 2020, and 2019, would have stood at (2,373,856) and (10,521,657), respectively.

The notes 1 to 45 to the consolidated financial statements and the exhibits A to J, L, N and P to R are an integral part of the consolidated financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Capital stock		Non- capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non-Controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413		12,429,781	50,313,147	785,443	(608,576)	20,981,650	53,794,998	4,417,440	142,753,296	1,913	142,755,209
Total comprehensive income for the fiscal year											0		0
- Net income for the fiscal year										30,268,992	30,268,992	362	30,269,354
- Other comprehensive income/ (loss) for the fiscal year						119,864	(5,082,786)				(4,962,922)		(4,962,922)
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2020											0
Legal reserve								11,109,012		(11,109,012)	0		0
Normative reserve									43,911,276	(43,911,276)	0		0
Cash dividends (1)	30 and 40								(19,980,438)		(19,980,438)		(19,980,438)
Other changes												(407)	(407)
Amount at the end of the fiscal year		639,413		12,429,781	50,313,147	905,307	(5,691,362)	32,090,662	77,725,836	(20,333,856)	148,078,928	1,868	144,080,796

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Capital stock		Non-capital Contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non-Controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		640,715	28,948	12,428,461	50,352,382	669,284	(788,670)	14,393,354	31,672,371	17,750,090	127,146,935	2,112	127,149,047
Adjustment and retroactive restatements	3									411,910	411,9100		411,9100
Amount at the beginning of the fiscal year adjusted and restated		640,715	28,948	12,428,461	50,352,382	669,284	(788,670)	14,393,354	31,672,371	18,162,000	127,558,845	2,112	127,560,957
Total comprehensive income for the fiscal year											0		0
- Net income for the fiscal year										26,475,968	26,475,968	242	26,476,210
- Other comprehensive income/ (loss) for the fiscal year						116,159	180,094				296,253	(13)	296,240
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2019											0
Legal reserve								6,588,296		(6,588,296)	0		0
Normative reserve									7,279,036	(7,279,036)	0		0
Cash dividends									(11,580,876)		(11,580,876)		(11,580,876)
Other									26,353,196	(26,353,196)
Own shares in treasury	29	(1,317)	1,317
Decrease of own shares in treasury	29		(30,265)		(41,006)				71,271
Other changes	29	15		1,320	1,771						3,106	(428)	2,678
Amount at the end of the fiscal year		639,413		12,429,781	50,313,147	785,443	(608,576)	20,981,650	53,794,998	4,417,440	142,753,296	1,913	142,755,2091

(1)	Includes the complementary cash dividend approved by the Extraordinary General Meeting on October 21, 2020. See also Notes 30 and 40.

The notes 1 to 45 to the consolidated financial statements and the exhibits A to J, L, N, P to R are an integral part of the consolidated financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

Items	Notes	12/31/2020	12/31/2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the fiscal year before Income Tax		42,509,841	43,481,829
Total monetary effect on the fiscal year		(13,348,858)	(14,429,118)
Adjustments to obtain cash flows from operating activities:		-	-
Amortization and depreciation		4,402,387	4,092,898
Allowance for loan losses		8,002,788	5,830,073
Difference in quoted prices of foreign currency		(17,139,522)	(35,090,773)
Other adjustments		67,892,011	109,219,180
Net increase / (decrease) from operating assets:		-	-
Debt Securities at fair value through profit and loss		(83,048,429)	(2,207,037)
Derivative financial instruments		61,771	(32,787)
Repo transactions		(37,940,609)	(1,481,096)
Loans and other financing		-	-
Non-financial public sector		5,167,143	(5,060,444)
Other financial entities		3,557,912	6,401,564
Non-financial private sector and foreign residents		26,641,990	67,937,726
Other debt Securities		(15,409,031)	(6,045,300)
Financial assets delivered as guarantee		238,381	(381,301)
Equity instruments at fair value through profit or loss		428,411	1,421,607
Other assets		(11,260,166)	(1,541,014)
Net increase / (decrease) from operating liabilities:		-	-
Deposits		-	-
Non-financial public sector		49,658,749	(16,537,706)
Financial sector		268,713	117,171
Non-financial private sector and foreign residents		80,947,459	(124,062,741)
Derivative financial instruments		(1,046,326)	1,043,689
Repo transactions		(746,253)	1,020,380
Other liabilities		18,319,036	(1,406,904)
Payments for Income Tax		(8,348,230)	(12,736,961)
TOTAL CASH FROM OPERATING ACTIVITIES (A)		119,809,168	19,552,935

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

Items	Notes	12/31/2020	12/31/2019
CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(3,676,079)	(5,635,795)
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(3,676,079)	(5,635,795)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends		(407)	(11,581,304)
Acquisition or redemption of equity instruments		-	(406,710)
Non subordinated corporate bonds		(2,114,046)	(4,087,381)
Central Bank of Argentina		(9,701)	-
Financing from local financial entities		(2,038,626)	(3,208,872)
Subordinated Corporate Bonds		(2,246,089)	(2,204,680)
Other payments related to financing activities		(537,316)	(321,154)
Proceeds:		-	-
Central Bank of Argentina		-	4,917
Financing from local financial entities		76	790
TOTAL CASH USED IN FINANCING ACTIVITIES (C)		(6,946,109)	(21,804,394)
EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		29,175,803	52,181,858
MONETARY EFFECT ON CASH AND CASH EQUIVALENTS (E)		(75,416,642)	(117,211,723)
NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)		62,946,141	(72,917,119)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	28	200,658,604	273,575,723
CASH AND CASH EQUIVALENTS AT THE END OF THE FISCAL YEAR	28	263,604,745	200,658,604

The notes 1 to 45 to the consolidated financial statements and the exhibits A to J, L, N and P to R are an integral part of the consolidated financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank), is a stock corporation (sociedad anónima), organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish),. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

On May 21, 2019, the Bank acquired 100% of Argenpay SAU for an amount of 100 conformed by 100,000 common, registered shares, with a face value of Ps. 1 each one and entitled to one vote. The main activity of such company is the development of its own network or the incorporation into other networks so that it can operate with individuals or companies, in-person or remotely, by using information and communication technologies, grant, offer or accept electronic payments online or offline, digital and virtual wallets and e-commerce in general. This subsidiary started to develop its principal activities during the fourth quarter of 2019. On November 18, 2020, it was registered in the “Payment services suppliers Registry that offers payment accounts” of the Central Bank of Argentina (BCRA, for its acronym in Spanish) under Nº 33678.

Additionally, on July 17, August 26, and October 15, 2020 the Bank made irrevocable capital contributions in advance of future share subscription to the company Play Digital SA of 16,250, 27,250 and 61,689, respectively. On July 23, August 26, and October 15, 2020, the Extraordinary Shareholders’ Meeting of Play Digital SA accepted the irrevocable capital contributions and gave its approval to the Bank to subscribe 16,250,000, 26,634,046 and 58,017,400 common, registered shares, with a face value of Ps. 1. On December 15, 2020, the Extraordinary Shareholders’ Meeting of Play Digital SA decided a new capital stock increase. Thus, on December 16, 2020 the Bank subscribed new 18,276,059 common, registered shares with a face value of Ps. 1 for an amount of 20,727. As a consequence, the Bank’s interest in Play Digital SA amounted to 9.9545%. Initially, the shareholders’ were Banco de Galicia y Buenos Aires SAU, Banco BBVA Argentina SA, Banco Santander Río SA and Banco Macro SA. Subsequently, other banks were accepted as shareholders together with the abovementioned. Moreover, on March 4, 2021 the Bank made a new capital contribution for an amount of 19,505. The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.

On March 10, 2021, the Board of Directors approved the issuance of these consolidated financial statements. Even when the Shareholders’ Meeting has the power to amend these consolidated financial statements after issuance, in Management opinion it will not happen.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018 extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

As of December 31, 2020 and 2019, the deposits held by the Misiones Provincial Government with the Bank amounted to 16,239,739 and 9,305,984 (including 808,570 and 942,301, related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of December 31, 2020 and 2019, the deposits held by the Salta Provincial Government with the Bank amounted to 3,777,068 and 5,933,781 (including 1,240,932 and 1,235,163, related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of December 31, 2020 and 2019, the deposits held by the Jujuy Provincial Government with the Bank amounted to 10,910,810 and 1,607,209 (including 1,168,418 and 874,074, related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government. Merger with Banco del Tucumán SA

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipalities Governments are effective through years 2031, 2023 and 2025, respectively.

On July 4, 2018, the legislative body of the province of Tucumán enacted into law a bill issued by the provincial executive, authorizing the sale of the shares held by such province in Banco de Tucumán SA to Banco Macro SA. On August 10, 2018, the province of Tucumán transferred to Banco Macro SA, 43,960 Class B common registered non-endorsable shares, with a face value of Ps. 100 each one and entitled to one vote, which is equivalent to 10% of its common stock and votes and the exchange ratio was agreed at 0.65258 ordinary shares of Banco Macro SA for each face value Ps.1 of common share of Banco del Tucumán SA. Therefore, the minority shareholders of Banco del Tucumán SA were entitled to receive at 0.65258 common shares of Banco Macro SA, for each face value Ps. 1 of ordinary shares they hold in Banco del Tucumán SA. Consequently, Banco Macro SA issued 15,662 Class B common, registered shares, with a face value of Ps. 1 each one and entitled to one vote (see additionally note 29).

During 2019, the merger with Banco del Tucuman SA by Banco Macro SA was performed and authorized by the Board of the BCRA through Resolution No. 179. On September 25, 2019, Argentine Securities and Exchange Commission (CNV, for its acronym in Spanish), authorized the merger which was registered at the Public Registry of Commerce on September 30, 2019.

Through Communiqué “C” 84993 the BCRA informed that, according to the authorization gave in due time on October 15, 2019, Banco Macro SA performed the merger with Banco del Tucumán SA. Additionally, since that date, the authorization of Banco del Tucumán SA to operate as a commercial bank was revoked and its buildings were incorporated to Banco Macro SA as branches.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

As of December 31, 2020 and 2019, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 14,274,476 and 4,902,149 (including 3,536,735 and 3,342,313, related to court deposits), respectively.

Additionally, as of December 31, 2020 and 2019, the Bank granted loans to the Tucumán Provincial Government for an amount of 2,860,617 and 7,606,547, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These consolidated financial statements of the Bank were prepared in accordance with the accounting framework established by BCRA (Communiqué “A” 6114 as supplementary rules of the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that have affected the preparation of these consolidated financial statements are as follows:

a)	According to Communiqué “A” 6114, as supplementary, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on January 1, 2020 included, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these consolidated financial statements, the Bank is in the process of quantifying the effect of the full application of the mentioned standard.

b)	Additionally, on April 29, 2019, the Bank received a Memorandum from the BCRA, which established specifics guidelines related to the measurement of the Bank’s holding in Prisma Medios de Pago SA as explained in note 15. Considering such guidelines, the Bank adjusted the fair value previously determined. As of the date of issuance of these consolidated financial statements, the Bank is in the process of quantifying the difference over such fair value and the fair value calculated according to IFRS, which could be material.

c)	As explained in section “Measuring unit” of this note, through Communiqués “A” 6651 and 6849, the BCRA established the application of the comprehensive inflation adjustment method to financial statements for fiscal years begging on January 1, 2020, included. Among the specified regulations established by the regulatory authority, through such standard determined that the amounts related to change in financial assets measured at fair value through other comprehensive income will be determined in terms of the current measuring unit, so that the monetary effect generated by those financial assets will be recognized in the statement of other comprehensive income when the IAS 29 “Financial Reporting in Hyperinflationary Economies”, requires that all the monetary effect generated by those financial assets will be recognized in the statement of income, while changes to be recognized in other comprehensive income will be arose by the comparison of: (i) the reserve included in the equity at the beginning of the fiscal year, restated at the closing date, and (ii) the difference between the amortized cost of financial assets and their fair value at the closing date. According to the requirement of Communiqué “A” 7211, the Bank quantifies the monetary effect generated by those items in Exhibit Q.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these annual consolidated financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7183. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these consolidated financial statements continue to be prepared on the going concern basis.

Transcription into books

As of the date of issuance of these consolidated financial statements, they are in the process of being transcribed both the analytical detail in the Bank’s inventory book (“Libro Inventario”) and general ledger and the consolidated financial statement in the Bank’s balance book (“Libro Balances”) of Banco Macro SA as of December 31, 2020.

Figures expressed in thousands of pesos

These consolidated financial statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of December 31, 2020, and are rounded up to the nearest amount in thousands of pesos, unless otherwise expressly stated (see section “Measuring unit” of this note).

Statement of financial position - Disclosure

The Bank presents its assets and liabilities in order of liquidity, as established by BCRA Communiqué “A” 6324. The analysis referred to the recovery of assets and settlement of liabilities during the 12 months following the reporting date and more than 12 months after the reporting date is disclosed in note 19.

Financial assets and financial liabilities are generally reported gross in the consolidated statement of financial position. They are only offset and reported net when there is a legal and enforceable right to offset such financial assets and liabilities and the Management also intends to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated financial statements were prepared on a historical cost basis except for certain financial instruments which were valued at fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. For further information see Exhibit P. In addition, derivative instruments (term and forwards transactions) both assets and liabilities were valued at Fair Value through Profit or Loss.

Comparative information

The statement of financial position as of December 31, 2020 and the statement of income and other comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows for the fiscal year ended December 31, 2020, are presented comparatively with the immediately preceding fiscal year.

In addition, by the application of BCRA Communiqué “A” 6868 “restatement of financial statements – IAS 29”, it is included the opening statement of financial position to the transition date (December 31, 2018).

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the measuring unit current at the end of the reporting period (see the section “Measuring unit”).

Measuring unit

These consolidated financial statements have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of that date, as established by IAS 29 and considering, in addition, specifics rules established by BCRA through Communiqués “A” 6651, 6849, as amendments, which established to apply this method, on a mandatory basis, from fiscal years beginning on January 1, 2020, included and determined as the transition date on December 31, 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

According to IFRS, the restatement of financial statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain qualitative indicators, not limited to, consisting of analyzing the general population behavior, prices, interest rates and wages with changes to a price index and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeds that figures and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement was applied as if the economy had always been hyperinflationary; using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils on Economic Sciences (FACPCE, for its acronym in Spanish), which combines consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 36.14% and 53.83% for the fiscal years ended on December 31, 2020 and 2019, respectively.

Below is a description of the restating mechanism provided by IAS 29 and the restatement process for financial statements established by BCRA Communiqué “A” 6849, as supplementary:

Description of the main aspects of the restatement process for statements of financial position:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets, in some extend such effects. The net gain or loss on a monetary basis is included in profit or loss for the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements is adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same period is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related to the revaluation is recognized in other comprehensive income for the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

Description of the main aspects of the restatement process for statements of income and other comprehensive income:

(i)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(ii)	Certain income and expenses generated at fair value measurement or for derecognition of non-monetary assets and items of other comprehensive income are disclosed in terms of measuring unit current (see also Exhibit Q, in which is disclosed the quantification required by Communiqué “A” 7211).

(iii)	The gain or loss from monetary position will be classified based on the item that generated it and will be separately disclosed reflecting the inflationary effects over such items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity:

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

(a)	The components of equity, except the ones mentioned below, were restated from the dates the components were contributed or otherwise arose according to BCRA Communiqué “A” 6849, for each item.

(b)	Earnings reserved, including the special reserve for the first time application of IFRS, were stated at nominal value at the transition date (legal amount not restated).

(c)	The accumulated balances of other comprehensive income were recalculated in terms of measuring unit current at the transition date.

(d)	The unappropriated retained earnings were determinated as a difference between the restated net asset at the transition date and the other components of equity, restated as disclosed in the abovementioned paragraphs.

(ii)	After the transition date restatement abovementioned in (i), all equity’s components are restated by applying a general price index as mentioned before from the beginning of the period and each variation of those components is restated from the contribution date or from the moment it was produced by any other way.

Other comprehensive income generated after the transition date are presented in terms of the measuring unit current at the end of the reporting period.

Description of the main aspects of the restatement process for the statement of cash flows:

(i)	All items are restated in terms of the measuring unit current at the end of the reporting period.

(ii)	The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows after the cash flow from operating investment activities and financing activities, in a separate and independent line, under the description “Total monetary effect on the fiscal year”.

Basis for consolidation

These consolidated financial statements include the financial statements of the Bank and its subsidiaries as of December 31, 2020.

Subsidiaries are all the entities controlled by the Bank. The Bank controls other entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity, and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

This generally happens when there is a shareholding of more than half of its shares having voting rights.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

Notwithstanding the above, under certain particular circumstances, the Bank may still have control with less than a 50% participating interest or may not have the control even if it holds more than half of the shares of such other entity.

Upon evaluating whether it has power over the controlled entity, and therefore controls the variation of its returns, the Bank shall consider all relevant facts and circumstances, including:

-	The purpose and design of the controlled entity.

-	What the relevant activities are and how decisions about those activities are made and whether the Bank has the ability to direct such relevant activities.

-	Contractual arrangements such as call rights, put rights and liquidation rights.

-	Whether the Bank is exposed, or has rights, to variable returns from its involvement with such controlled entity, and whether the Bank has the ability to use its power over the controlled entity to affect the amount of the Bank’s returns.

The Bank has no interests in structured entities that required to be consolidated.

Subsidiaries are completely consolidated since the date of the effective transfer of the control over the same to the Bank and consolidation ceases when the Bank loses control over the subsidiaries. These consolidated financial statements include the assets, liabilities, income and each component of other comprehensive income of the Bank and its subsidiaries. Transactions between consolidated entities are completely eliminated.

Changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary are equity transactions. However, if a parent company loses control of a subsidiary, it shall derecognize the assets (including any goodwill) and liabilities of the subsidiary, any non-controlling interests in the former subsidiary and other capital components, while any profit or loss derived from the transaction, event or circumstances that resulted in the loss of control shall be recognized as in profit or loss, and any investment retained in the former subsidiary shall be recognized at its fair value at the date when control is lost.

The financial statements of the subsidiaries have been prepared as of the same dates and for the same accounting periods as those of the Bank, using uniform accounting policies consistent with those applied by the entity. In case necessary, adjustments shall be made to the financial statements of the subsidiaries so that the accounting policies used by the group will be uniform.

The Bank considers the Argentine peso as its functional and presentation currency. To such effect, before consolidation, the financial statements of its subsidiary Macro Bank Limited, originally expressed in US dollars, were translated to pesos (presentation currency) using the following method:

a)	Assets and liabilities were converted at the reference exchange rate of the BCRA, in force for that foreign currency at the closing of business on the last business day of each year.

b)	Figures related to the owners’ contributions (capital stock, non-capital contribution and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Income for the fiscal years ended December 31, 2020 and 2019 were translated to pesos on a monthly basis, using the monthly average of the reference exchange rate of the BCRA.

d)	Foreign currency translation differences arising as a result of the preceding paragraphs are recognized as a separate component within the Shareholders’ Equity account reporting them in the statement of other comprehensive income, which is called “Foreign currency translation differences in financial statements conversion”.

On the other hand, non-controlling interests represent the portion of income and equity not directly or indirectly attributable to the Bank. In these consolidated financial statements they are disclosed as a separate line in the statement of financial position, the statement of income, the statement of other comprehensive income and the statement of changes in shareholders’ equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

The Bank has consolidated into its financial statements the financial statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Securities SA (a) and (b)	Av. Eduardo Madero 1182 – CABA	Argentina	Stock exchange services

Macro Fiducia SA	Av. Leandro N. Alem 1110– 1st floor. CABA	Argentina	Services

Macro Fondos SGFCISA	Av. Eduardo Madero 1182– 24th floor, Office B–. CABA	Argentina	Management and administration of mutual funds

Macro Bank Limited (c)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity

Argenpay SAU (d)	Av. Eduardo Madero 1182 – CABA	Argentina	Electronic payments services

(a)	Consolidated with Macro Fondos SGFCI SA (80.90% equity interest and voting rights).

(b)	The indirect interest of Banco Macro SA is held through Macro Fiducia SA.

(c)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest 20,453).

(d)	Consolidated with the Bank since May 2019, as the equity interest was acquired in such month.

The Bank’s equity interest and voting rights in the companies it consolidates is as follows:

•	As of December 31, 2020:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting Rights
Macro Securities SA	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SA	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU	Common	241,200,000	100.00%	100.00%

•	As of December 31, 2019

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting Rights
Macro Securities SA	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SA	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU	Common	7,700,000	100.00%	100.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

Total assets, liabilities and Shareholders’ equity of the Bank and its subsidiaries as of December 31, 2020 and 2019 are as follows:

As of 12/31/2020	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Eliminations	Consolidated
Assets	749,965,030	7,561,808	19,266,913	88,400	351,736	(7,332,711)	769,901,176
Liabilities	601,886,102	4,957,062	17,597,611	5,380	169,722	(2,795,497)	621,820,380
Equity attributable to the owners of the Bank	148,078,928	2,604,746	1,592,455	83,020	182,014	(4,462,235)	148,078,928
Equity attributable to non-controlling interests			76,847			(74,979)	1,868

As of 12/31/2019	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Eliminations	Consolidated
Assets	599,771,558	4,681,429	5,478,637	87,150	10,506	(6,056,504)	603,972,776
Liabilities	457,018,262	1,983,781	3,722,427	4,280	769	(1,511,952)	461,217,567
Equity attributable to the owners of the Bank	142,753,296	2,697,648	1,660,662	82,870	9,737	(4,450,917)	142,753,296
Equity attributable to non-controlling interests			95,548			(93,635)	1,913

The Bank’s Management considers there are no other companies or structured entities to be included in the consolidated financial statements as of December 31, 2020.

Summary of significant accounting policies

Below there is a description of the principal valuation and disclosure criteria used for the preparation of these consolidated Financial Statements as December 31, 2020:

3.1	Assets and liabilities denominated in foreign currency:

The Bank considers the Argentine Peso as its functional and presentation currency. The assets and liabilities denominated in foreign currency, mainly in US dollars, were valued at BCRA benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each fiscal year.

Additionally, assets and liabilities denominated in other foreign currencies were translated at the repo exchange rate in US Dollars communicated by the BCRA’s dealing room. Foreign exchange differences were recorded in the related Statements of income as “Difference in quoted prices of gold and foreign currency”.

3.2	Financial Instruments

Initial Recognition and Measurement

The Bank recognizes a financial instrument when it becomes party to the contractual provisions thereof.

The purchase and sale of financial assets requiring the delivery of assets within the term generally established by the rules and regulations or the market conditions are recorded on the transaction’s trading date, i.e., on the date the Bank undertakes to acquire or sell the relevant asset.

At initial recognition, the financial assets and liabilities were recognized at fair value. Those financial assets and liabilities not recognized at fair value through profit or loss, were recognized at fair value adjusted for transactions costs directly attributable to the acquisition or issue of the financial asset or liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

At initial recognition, the fair value of a financial instrument is generally the transaction price. Nevertheless, if part of the consideration received or paid is for something different from the financial instrument, the Bank estimates the fair value of the financial instrument. If the fair value is based on a valuation technique that uses only data from observable markets, the Bank shall recognize the difference between fair value at the initial recognition and the transaction price as gain or loss. When the fair value is based on a valuation technique that uses data from non-observable markets, the Bank shall recognize that deferred difference in profit or loss only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability, or when the instrument is derecognized.

Finally, in the normal course of business, the Bank arranges repo transactions. According to IFRS 9, assets involved in repurchase and reverse repurchase transactions and received from or delivered to third parties, respectively, do not qualify to be recognized or derecognized, respectively (see note 4).

Subsequent measurement – Business Model

The Bank established three categories for the classification and measurement of its debt instruments, in accordance with the Bank’s business model to manage them and the contractual cash flow characteristics thereof:

-	At amortized cost: the objective of the business model is to hold financial assets in order to collect contractual cash flows.

-	At fair value through other comprehensive income: the objective of the business model is both collecting the contractual cash flows of the financial asset and/or of those derived from the sale of the financial asset.

-	At fair value from profit or loss: the objective of the business model is generating income derived from the purchase and sale of financial assets.

Therefore, the Bank measures its financial assets at fair value, except for those that meet the following two conditions and are measured at amortized cost:

-	The financial assets are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows.

-	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Bank’s business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective.

The business model is not assessed on an instrument-by-instrument approach, but it should rather be determined on a higher level of aggregation and is based on observable factors such as:

-	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the Bank’s key management personnel.

-	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way in which those risks are managed.

-	The expected frequency, value, timing and reasons of sales are also important aspects.

The assessment of the business model is performed on the basis of scenarios that the Bank reasonably expects to occur, without taking into account the scenarios such as the so-called ‘worst case’ or ‘stress case’ scenarios. If after the initial recognition cash flows are realized in a way that is different from the Bank’s expectations, the classification of the remaining financial assets held in that business model does not change, but it rather considers all relevant information to assess the newly originated or newly purchased financial assets.

Test of solely payments of principal and interest (the SPPI test)

As part of the classification process, the Bank assessed the contractual terms of its financial assets in order to determine if such financial instruments give rise to cash flows on specific dates which are solely payments of principal and interest on the principal amount outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

For the purposes of this assessment, “principal” is defined as the fair value of the financial asset at initial recognition, provided such amount may change over the life of the financial instrument, for example, if there are repayments of principal or premium amortization or discount.

The most significant elements of interest within a loan agreement are typically the consideration for the time value of money and credit risk.

In order to SPPI test contractual cash flow characteristics, the Bank applies judgment and considers relevant factors such as the currency in which the financial asset is denominated and the period for which the interest rate is set.

However, contractual terms that introduce exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement, do not give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. In such cases, financial assets are required to be measured at fair value through profit or loss.

Therefore, the financial assets were classified pursuant to the above expressed as “Financial assets at fair value through profit or loss”, “Financial assets at fair value through other comprehensive income” or “Financial assets at amortized cost”. Such classification is disclosed in exhibit P “Categories of Financial Assets and Liabilities”.

•	Financial assets and liabilities at fair value through profit or loss

This category presents two subcategories: financial assets at fair value held for trading and financial assets initially designated at fair value by the Management or under section 6.7.1. of IFRS 9. The Bank’s Management, has not designated, at the beginning, financial assets at fair value through profit or loss.

The Bank classifies the financial assets as held for trading when they have been acquired or incurred principally for the purpose of selling or repurchasing it in the near term or when they are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Financial assets and liabilities at fair value through profit or loss are recognized at fair value in the statement of financial position. Changes in fair value are recognized under the item “Net gain from measurement of financial instruments at fair value through profit or loss” in the statement of income, as well as interest income or expenses and dividends pursuant to the contractual terms and conditions, or when the right to receive payment of the dividend is established.

The fair value estimation is explained on a detail basis in section “Accounting judgments, estimates and assumptions” of this note and note 9, describes the valuation process of financial instruments at fair value.

•	Financial assets at fair value through other comprehensive income (OCI)

A financial asset shall be measured at fair value through other comprehensive income if (i) the financial instrument is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and (ii) the contractual terms of the financial asset meet the determination that cash flows are solely payments of principal and interest on the principal amount outstanding.

Debt instruments at fair value through other comprehensive income are recognized in the statement of financial position at fair value. Profits and losses derived from changes in fair value are recognized in other comprehensive income as “Profits or losses from financial instruments measured at fair value through other comprehensive income”. Interest income (calculating by the “effective interest method”, which is explained in the following section), profit and loss from translation differences and impairment are recognized in the statement of income in the same manner as for financial assets measured at amortized cost and are disclosed as “Interest income”, “Differences in quoted prices of gold and foreign currency” and “Allowance for loan losses”, respectively.

When the Bank has more than one investment on the same security, it must be considered that they shall be disclosed using the first in first out costing method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

On derecognition, gains and losses accumulated previously recognized in OCI are reclassified to profit or loss.

•	Financial assets at amortized cost – Effective interest method

They represent financial assets held in order to collect contractual cash flows and the contractual terms of which give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these financial assets are recognized in the statement of financial position at amortized cost using the effective interest method, less a loss allowance for expected credit losses (ECL), considering the exceptions established by BCRA Communiqué “A” 6847, detailed in note 3.2.4.

Interest income and impairment are disclosed in the statement of income as “Interest income” and “Allowance for loan losses”, respectively. Changes in the allowance for ECL are presented in note 7 and exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”.

The effective interest method uses the rate that allows the discount of estimated future cash payments or receipts through the expected life of the financial instrument or lesser term, if applicable, to the net carrying amount of such financial instrument. When applying this method, the Bank identifies points paid or received, fees, premiums, discounts and transaction costs, incremental and direct costs as an integral part of the effective interest rate (hereinafter, EIR). For such purposes, interest is the consideration for the time value of money and for the credit risk associated with the amount of principal outstanding during a specific period of time.

3.2.1    Cash and deposits in banks

They were valued at their nominal value plus the relevant accrued interest, if applicable. Accrued interests were allocated in the statement of income as “Interest income”.

3.2.2    Repo transactions (purchase and sale of financial instruments)

These transactions were recognized in the statement of financial position as financing granted (received), as “Repo transactions”.

The difference between purchase and sale prices of such instruments were recognized as interest accrued during the effective term of the transactions using the effective interest method and were allocated in the statement of income as “Interest income” and “Interest expense”.

3.2.3	Loans and other financing

They are non-derivative financial assets that the Bank holds within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of which give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, loans and other financing were measured at amortized cost using the effective interest method, less a loss allowance for ECL. The amortized cost was calculated taking into account any discount or premium incurred in the origination or acquisition, and origination fees or commissions, which are part of the EIR. Income from interest was allocated in the statement of income as “Interest income”.

3.2.4	Impairment of financial assets

Through Communiqué “A” 6114, the BCRA introduced specific guidelines during the convergence process, which defined, among others, the transitory exception to apply section 5(5), IFRS 9 “Financial Instruments” (points B5.5.1 to B5.5.55) for the years beginning as from January 1, 2020. Moreover, the BCRA established December 31, 2018, as the date of transition for these parameters and temporarily excluded public debt instruments from IFRS 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

The new accounting policy adopted on the impairment of financial assets not measured at fair value through profit or loss is detailed below:

3.2.4.1   Overview of the ECL principles

Except for disclosures to the public sector, which were temporarily excluded by BCRA Communiqué “A” 6847, the Bank recognizes a loss allowance for ECL on loans, other financing and other debt instruments not measured at fair value through profit or loss along with loan commitments and financial guarantee contracts (not measured at fair value through profit or loss) and contract assets and accounts receivable on loans; hereinafter, the “financial instruments”. Investments in equity instruments are not subject to impairment under IFRS 9. According to Communiqué “A” 6847, for disclosures to the public sector, BCRA standards on minimum loan loss allowances still apply, which, particularly for this type of sector, indicate that they are not subject to allowances.

The loss allowance for ECL is based on credit losses expected to arise during the life of a financial asset (lifetime ECL), unless there was no significant increase in credit risk since initial recognition, in which case the loss allowance is based on 12-month ECL. The Bank’s policies to determine whether credit risk increased significantly are included in note 41.1.1.1. “Definitions of significant increase in risk, impairment and default.”

12-month ECL is the portion of lifetime ECL that results from default events on a financial instrument that are possible within the 12 months after the reporting date.

Lifetime ECL and 12-month ECL are calculated on an individual or collective bases according to the nature of the portfolio of financial instruments. The Bank’s policy to group the financial assets measured on a collective basis are explained in note 41.1.1.1.1 “Customers analyzed on a collective basis” and 41.1.1.1.2 “Customers analyzed on an individual basis.”

The Bank adopted a policy to assess, at the end of each reporting period, whether there was a significant increase in the credit risk of a financial instrument since initial recognition considering the change in risk that the default may occur during the remainder life of a financial instrument. This is further explained in note 41.1.1.1. “Definitions of significant increase in risk, impairment and default.”

According to the aforementioned process, the Bank groups its financial instruments into Stage 1, Stage 2 and Stage 3, also covering purchased or originated financial instruments that are credit impaired, as described below:

•	Stage 1: When financial instruments are recognized for the first time, the Bank recognizes a loss allowance according to 12-month ECL. Stage 1-financial instruments also include credit lines in which credit risk improved within the parameters established by the Bank and the financial instrument was reclassified to another stage.

•	Stage 2: When a financial instrument shows a significant increase in credit risk since initial recognition, the Bank books a loss allowance for lifetime ECL. Stage 2-financial instruments also include credit lines in which credit risk improved within the parameters established by the Bank and the financial instrument was reclassified to Stage 3.

•	Stage 3: Financial instruments which credit value is impaired (as described in note 41.1.1.1. “Definitions of significant increase in risk, impairment and default.”) The Bank books a loss allowance for lifetime ECL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

•	Purchased or originated financial instruments that are credit impaired: financial instruments that are credit impaired upon initial recognition. Purchased or originated financial instruments that are credit impaired are booked at fair value upon initial recognition and interest income is recognized subsequently at a credit-adjusted effective interest rate. The loss allowance of ECL is only recognized or reversed provided that there is a subsequent change in ECL. The Bank did not purchase or generate credit-impaired financial instruments.

The Bank reduces the carrying amount of the financial instruments which amount owed it does not expect to recover in part or in full. This is considered a (partial) derecognition of the financial instrument.

3.2.4.2	The calculation of ECL

The key parameters to calculating ECL are as follows:

•	Probability of default (PD): It is an estimate of the probability of default during a certain time horizon. A default may occur only at a certain time during the period assessed if the credit line was not derecognized before and is still part of the portfolio. The concept of probability of default is explained in note 41.1.1.2. “Bank internal rating and process for estimating the probability of default.”

•	Exposure at default (EAD): It is an estimate of the exposure to a future default date considering the expected changes in exposure after reporting date, including the settlement of principal and interest, whether they are scheduled by the agreement or otherwise, the expected disbursements on committed credit lines and interest accrued on late payments. The exposure at default is explained in note 41.1.1.3. “Exposure at default (EAD).”

•	Loss given default (LGD): It is an estimate of the loss arising in the event of default in a certain term. It is based on the difference between contractual cash flows and cash flows expected by the lender, including the performance of a guarantee or credit improvements related to the loan. In general, it is expressed as a percentage of the exposure at default. Further information of LGD is included in note 41.1.1.4. “Loss given default (LGD).”

When ECL are estimated, the Bank calculates these parameters for each one of the three scenarios (base case, intermediate and downside) weighed based on the estimated likelihood of occurrence and discounts the amount resulting from multiplying the aforementioned parameters by the effective interest rate determined upon initial recognition.

For credit cards and revolving lines of credit including both a loan and an unused loan commitment, ECL are calculated and disclosed with the loan. For loan commitments and financial guarantee contracts, ECL are recognized in “Provisions.”

The method for calculating ECL is summarized below:

•	Stage 1: 12-month ECL are calculated as a portion of lifetime ECL, accounting for the ECL of financial instruments from default within the 12 months subsequent to year-end. The Bank calculates the allocation of 12-month ECL based on the expectation of default within 12 months after year-end. These expected 12-month probabilities of default are applied to an EAD and multiplied by the expected LGD and discounted by an approximation to the original effective interest rate. This calculation is made for each of the three scenarios (base case, intermediate and downside), as explained above.

•	Stage 2: When a financial instrument shows a significant increase in credit risk since initial recognition, the Bank books a loss allowance for lifetime ECL. The method is similar to the one explained above, including the use of different scenarios, but PD is estimated over the remainder life of the instrument. Expected cash shortfalls are discounted by an approximation to the original effective interest rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

• Stage 3: For financial instruments considered credit-impaired, the Bank recognizes the ECL for the remainder life of these financial instruments. The method is similar to those used by Stage 2-financial instruments, with a PD set at 100%.

•	Loan commitments and credit cards: Upon estimating the lifetime ECL for loan commitments, the Bank estimates the expected portion of the loan commitment that will decline during 12 months or expected lifetime. The ECL is based on the present value of expected falls in cash flows if the loan is withdrawn based on weighing the three probability scenarios. Expected cash flows are discounted at a rate similar to the original rate of each transaction.

•	Guarantees and other commitments: The Bank’s liability under each guarantee is measured at the higher of the amount initially recognized less cumulative amortization recognized in the statement of income and the ECL provision. To such end, the Bank estimates the ECL based on the present value of the payments expected to be disbursed to the guarantee holder should the debtor fail to pay the debt. Cash flows are discounted by the risk-adjusted interest rate relevant to the disclosure. The calculation is made weighing the three scenarios. The ECL related to financial guarantee contracts are recognized in “Provisions.”

3.2.4.3	Prospective information

To determine a loss allowance in the calculation of ECL, the impact of the main macroeconomic variables should be analyzed to adjust historical information to the current conditions and short-term prospects. To such end, different and probable macroeconomic scenarios (base case, intermediate and downside) should be weighed upon using relevant variables in assessing credit risk (such as GDP growth, interest rate and CPI).

The inputs and models used for calculating ECL may not always capture all market characteristics as of the date of these consolidated financial statements. Consequently, the Bank may consider certain qualitative temporary adjustments to ensure that they are taken into account if they are material. Further information is included in note 41.1.2 “Prospective information considered in ECL models.”

3.2.4.4	Debt instruments measured at fair value through other comprehensive income

The ECL of the debt instruments measured at fair value through other comprehensive income does not reduce the carrying amount of these financial instruments in the statement of financial position, which remains at fair value. Instead, an amount equal to the correction of value from these assets measured at amortized cost is recognized in “Other comprehensive income” as a cumulative impairment amount with the related charge to income. Cumulative loss recognized in “Other comprehensive income” is reclassified to the statement of income when the assets are derecognized.

3.2.4.5	Credit cards and other revolving credit lines

In the case of credit cards and other revolving lines of credit, the Bank does not limit its exposure to expected losses to the contractual notice period, but rather calculates ECL over a period that reflects the Bank’s expectations of customer behaviors, their unused credit commitments, the probability of default and the Bank’s future risk mitigation expectations, which may include reducing or settling the lines of credit. According to the Bank’s method, the period over which ECL are calculated for these products is three years.

The interest rate used to discount the ECL for credit cards is based on the average effective interest rate that is expected to be charged over the expected period of exposure to these lines of credit. This estimate considers that some of these lines of credit may be settled every month fully and consequently no interest would be charged.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

3.2.4.6	Applications

Financial instruments are settled in part or in full after the first month in which the Bank has no reasonable expectations of recovering the financial instrument or part of the instrument. Should the amount to be settled be higher than the loss allowance for accumulated losses, the difference is considered an addition to the loss allowance that is then applied against the gross carrying amount. Any subsequent recovery is disclosed in the statement of income for the year of recovery in “Other operating income.”

3.2.4.7	Forborne and modified loans

The Bank considers a loan forborne when such modification is a result of the borrower’s present or expected financial difficulties. The renegotiation may include the extension of the payment terms and the agreement of new loan conditions. Once the conditions are renegotiated, the impairment is measured using the original effective interest rate as calculated before the conditions were amended. The Bank monitors forborne loans to ensure the continuity of future payments. Derecognition decisions and the classification between Stages 2 and 3 are determined on a case-by-case basis for the commercial portfolio and collectively for consumer portfolio. Should these procedures identify a loss related to a loan, it is disclosed and managed as an impaired Stage 3 forborne asset until it is collected or derecognized.

When the loan is renegotiated or modified but it is not derecognized, the Bank also considers whether the assets should be classified in Stage 3. Once an asset is classified as renegotiated, it will continue in Stage 2 until it is collected in full or impaired (Stage 3).

If the modifications are substantial, the loan is derecognized and a new loan with different conditions is recognized.

3.2.4.8	Valuation of collaterals

To mitigate the risks of its financial instruments, the Bank seeks to use, when possible, collaterals. Collateral comes in various forms, such as cash, securities, letters of credit/guarantees, real estate, receivables, other non-financial assets and credit enhancements, such as netting arrangements. Collateral, except for attached assets, is not recorded in the Bank’s statement of financial position. However, the fair value of collateral affects the calculation of ECL in certain products and customers assessed on an individual basis. The assessment is usually made at least at beginning date and it is reassessed on a regular basis.

Whenever possible, the Bank uses active market data to assess the financial instruments maintained as collateral. Other financial instruments that do not have readily determinable market values are valued using internal methods. Non-financial collateral, such as real estate, is valued based on data provided by third parties, such as mortgage brokers.

3.2.4.9	Collateral repossessed

The Bank’s policy is to determine whether an attached asset can be best used internally or should be sold. Assets determined to be useful internally are transferred to their relevant asset category at the lower of their attached value or the carrying value of the original secured asset.

The assets for which selling is determined to be a better option are transferred to assets held for sale at their fair value (if financial assets) and fair value less cost of sales for non-financial assets at attachment date according to the Bank’s policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

During the normal course of business, the Bank does not include in its portfolio the properties and other attached assets but rather uses external agents to recover the funds, generally through auctions, to settle the outstanding payable. Any surplus fund is reimbursed to the customer/debtor. Hence, residential properties under attachment proceedings are not booked in the balance sheet.

3.2.5	Financial liabilities

After initial recognition, certain financial liabilities were measured at amortized cost using the effective interest method, except for derivatives that were measured at fair value through profit or loss. Interests were allocated in the statement of income as “Interest expense”.

Within other financial liabilities the Bank included guarantees granted and eventual liabilities, which must be disclosed in the notes to the financial statements, when the documents supporting such credit facilities are issued and are initially recognized at fair value of the commission received, in the statement of financial position. After initial recognition, the liability for each guarantee was recognized at the higher of the amount of the loss allowance and the amount initially recognized less, when appropriate, the cumulative amount if income recognized in accordance with principles of IFRS 15 “Revenue from contracts with customers”. The commission received has been recognized as “Commissions income” in the statement of income, based on the amortization thereof following the straight-line method over the effective term of the financial guarantee granted.

3.2.6	Derivative financial instruments

Receivables and payables from forward transactions without delivery of underlying assets

It includes forward purchase and sale transactions of foreign currency without delivery of traded underlying asset. Such transactions were measured at the fair value of the contracts and were performed by the Bank with intermediation purposes on its own account. The originated income was allocated in the consolidated statement of income as “Net gain from measurement of financial instruments at fair value through profit or loss”.

Derecognition of financial assets and liabilities

A financial asset (or, if applicable, a part of a financial asset or a part of a group of similar financial assets) shall be derecognized when: (i) the contractual rights to the cash flows from the financial asset expire, or (ii) the Bank transfers the contractual rights to receive the cash flows of the financial asset or retains the contractual rights to receive the cash flows of the financial asset, but assumes a contractual obligation to pay the cash flows received immediately to a third party pursuant to a transfer agreement.

A transfer shall qualify for derecognition of the financial asset only if (i) the Bank has transferred substantially all the risks and rewards of ownership of the financial asset, or (ii) it has neither transferred nor retained substantially all the risks and rewards of ownership of the financial asset, but has transferred the control of the financial asset, considering that the control is transferred if, and only if, the transferee has the practical ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally and without needing to impose additional restrictions on the transfer.

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of a transferred asset, and has retained the control over it, the Bank shall continue to recognize such transferred asset to the extent to which it is exposed to changes in the value of the transferred asset.

The Bank derecognizes a loan when the terms and conditions have been renegotiated and if, substantially, it becomes in a new loan, recognizing the difference for derecognition in profit or loss. If the modification does not generate substantially different cash flows, the modification does not result in derecognition of the loan. The Bank recalculates the gross carrying amount of the assets as present value of modified contractual cash flows, using for the discount the original EIR and recognizes profit or loss from modification as explained in section 3.2.4.7 “Forborne and modified loans”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

On the other hand, a financial liability is derecognized when the obligation specified in the relevant contract is discharged or cancelled or expires. When there is an exchange between an existing borrower and lender of debt instruments with substantially different terms, or the terms are substantially modified, such exchange or modification shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, recognizing the difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, in the statement of income as “Other operating income”.

Reclassification of financial assets and liabilities – Changes in business model

During fiscal year 2020, the Bank’s management decided to update the objective related to certain investments, which are explained as follows:

•	Federal Government Treasury Bonds adjusted by Cer 1% - Maturity 08/05/2021

Taking into account the trend context in the local market in which a high volatility was observed due to the government debt renegotiation and the international crisis generated by the pandemic of COVID-19, and a significant increase of Federal Government Bonds issuance was also observed, the Bank’s management concluded that there were higher possibilities to perform business and generate benefits by arbitraging bonds that the Bank holds in its portfolio. As a consequence, during July and August 2020, the Bank’s management reclassified from the amortized cost business model to the fair value through profit or loss (FVPL) business model. At the reclassification dates abovementioned, the amortized cost amounted to 2,603,590 and 5,116,512, respectively, while the fair value as of that dates amounted to 3,604,389 and 5,511,940, respectively, generating reclassification gains for an amount of 1,000,799 and 395,428, respectively.

•	Federal Government Treasury Bonds adjusted by CER 2.5% – Maturity 07/22/2021

Taking into account the trend context of government debt renegotiation and the issuance of new domestic debts, the volatilities of debt securities prices that creates a scenario in which it is not clear that the cash flows of these holdings will be obtained through their negotiation, instead could be also generated by holding them to maturity. As a consequence during July and August 2020, the Bank’s management reclassified from FVPL business model to fair value through OCI (FVOCI) business model. At the reclassification dates, the reclassified investments amounted to 4,150,395 and 5,034,995, respectively. At the reclassification dates, the effective interest rates were 31.45% and 33.31%, respectively. As of December 31, 2020 the FV amounted to 4,214,500 and 5,057,400, respectively. The income recognized in the statement of income amounted to 718,356 and 676,818, respectively.

•	National Treasury bills at discount in pesos maturity 01/29/2021 and National treasury bills at discount in pesos maturity 02/06/2021

Due to high nominal return expected for assets denominated in pesos, during December 2020, the Bank’s management decided to adjust its investment policy in order to sell these holdings in a short term, before their maturity. As a consequence, these holdings were reclassified from FVOCI business model to FVPL business model. At the reclassification date, the investment amounted to 22,625,105 and 13,629,800, respectively.

•	Federal Government Treasury bonds in pesos adjusted by CER 2021.

Given a scenario with projections of increasing nominal returns and the short term duration of this investment measured at FVOCI, the Bank’s management considered with low probability and convenient to sell in the short term the entire holding, so it was considered opportune to reclassify at amortized cost business model 50% of this portfolio. At the reclassification date, the fair value amounted to 8,314,307, the amortized cost amounted to 8,287,135, recognizing an income of 27,172. As of December 31, 2020 the fair value of these investments amounted to 8,601,844, while the income that would have recognized in other comprehensive income during the fiscal year amounted to 27,577.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

3.3	Leases

The Bank assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

3.3.1   The Bank as a lessee

The Bank applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets, which payments are recognized as rent expense on a straight-line basis. The Bank recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

•	Right-of-use assets

The Bank recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right of use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment, as described in section 3.9 of this note.

•	Lease liabilities

At the commencement date of the lease, the Bank recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Bank and payments of penalties for terminating a lease, if the lease term reflects the Bank exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Bank uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

3.3.2	The Bank as a lessor

The Bank grants loans through financial leases, recognizing the current value of lease payments as a financial asset, which is registered in the statement of financial position in the item “loans and other financing”. The difference between the total lease receivables and the current value of financing is recognized as interest to accrue. This income is recognized during the term of the lease using the EIR method, which reflects a constant rate of return and is recognized in the statement of income as “Interest income”. Losses originated for impairment are included in the statement of income as “Allowance for loan losses” and changes in this accounting item are disclosed in exhibit R “Loss allowance– Allowance for uncollectibility risk”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

3.4	Investment in associates and joint arrangements

An associate is an entity over which the Bank has significant influence, i.e. the power to participate in the financial and operating policy decisions of such controlled entity, but without having the control thereof. Investments in associates were recognized through the equity method and they were initially recognized at cost. The Bank’s share in the profits or losses after the acquisition of its associates was accounted in the statement of income, and its share in other comprehensive income after the acquisition were accounted for in the consolidated statement of other comprehensive income.

A joint arrangement is an arrangement of which the Bank and other party or parties have joint control. Under IFRS 11 “Joint Arrangements”, investments in these arrangements are classified as joint ventures or joint operations depending on the contractual rights and obligations of each investor, regardless of the legal structure of the arrangement. A joint venture is an arrangement pursuant to which the parties having joint control of the arrangement have rights to the net assets of such arrangement. A joint operation is an arrangement pursuant to which the parties having joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. The Bank has assessed the nature of its joint arrangements and determined that the same are joint ventures. Investments in joint ventures were recognized using the equity method described in the paragraph above. See also note 11.

3.5	Property, plant and equipment

The Bank chose the cost model for all kinds of assets accounted for in this accounting item. These assets were carried at their cost less any accumulated depreciation and any accumulated impairment losses, if applicable. The historical cost of acquisition includes all expenses directly attributable to the acquisition of the assets. Maintenance and repair costs were accounted for in the statement of income as incurred. Any replacement and significant improvement of an item of property, plant and equipment is recognized as an asset only when it is likely to produce any future economic benefits exceeding the return originally assessed for such asset.

Depreciation of the items of property, plant and equipment was assessed in proportion to the estimated months of useful life, depreciating completely on the acquisition month of the assets and not on the derecognition date. In addition, at least at each financial year-end, the Bank reviews if expectations regarding the useful life of each item of property, plant and equipment differ from previous estimates, in order to detect any material changes in useful life which, if confirmed, shall be adjusted applying the relevant correction to the depreciation of property, plant and equipment accounting item. Depreciation charges are recorded in the related statement of income as “Depreciation and amortization of fixed assets”.

The residual value of the assets, as a whole, does not exceed their recoverable amount.

3.6	Intangible Assets

Intangible assets acquired separately were initially measured at cost. After initial recognition, they were accounted for at cost less any accumulated depreciation (for those to which finite useful lives have been allocated) and any accumulated impairment losses, if applicable.

For internally generated intangible assets, only disbursements related with development are capitalized while the other disbursements are not be capitalized and are recognized in the statement of income for the period in which such expenditure is incurred.

Useful lives of intangible assets may be finite or indefinite.

Intangible assets with finite useful lives are amortized over their economic useful lives, and are reviewed in order to determine whether they had any impairment loss to the extent there is any evidence that indicates that the intangible asset may be impaired. The period and method of amortization for an intangible asset with a finite useful life are reviewed at least at the financial year-end of each reporting period. Depreciation charges of intangible assets with finite useful lives are accounted for in the statement of income as “Depreciation and amortization of fixed assets”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

Intangible assets with indefinite useful lives are not amortized and are subject to annual tests in order to determine whether they are impaired, either individually or as part of the cash-generating unit to which such intangible assets were allocated. The Bank has not intangible assets with indefinite useful lives.

The gain or loss arising from the derecognition of an intangible asset shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the asset, and it shall be recognized in the Statement of income when the asset is derecognized.

Development expenditure incurred in a specific project shall be recognized as intangible asset when the Bank can demonstrate all of the following:

-	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

-	its intention to complete the intangible asset and use or sell it,

-	how the intangible asset will generate probable future economic benefits,

-	the availability of adequate resources to complete the development, and

-	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

After initial recognition of the development expenditure as an asset, such asset shall be carried at its cost less any accumulated amortization and any applicable accumulated impairment losses. Amortization shall begin when the development phase has been completed and the asset is available for use. The asset amortizes over the period in which the asset is expected to generate future benefits. Amortization is accounted for in the statement of income as “Depreciation and amortization of fixed assets”. During the development phase, the asset is subject to annual tests to determine whether there is any impairment loss.

3.7	Investment Property

The Bank included certain real properties that holds for undetermined future use, which were recognized pursuant to IAS 40 “Investment Property”.

For this kind of property, the Bank chose the cost model as described in note 3.5 Property, plant and equipment.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in the statement of income in the period of the retirement or disposal as “Other operating income”.

An entity shall transfer a property to, or from, investment property when, and only when, there is a change in use. For a transfer from investment property to an item of property, plant and equipment, the property’s deemed cost for subsequent accounting is its fair value at the date of change in use. If an item of property, plant and equipment becomes an investment property the Bank recognizes the asset up to the date of change in use in accordance with the policy established for property, plant and equipment.

3.8	Non-current Assets Held for Sale

The Bank reclassifies in this category non-current assets of which the carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable.

Non-current assets classified as held for sale are measured, when they are reclassified to this category, at the lower of carrying amount and fair value less costs to sell and are disclosed in a separate item in the statement of financial position. Once these assets are classified as held for sale, depreciation and amortization ceased.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

Profit or loss generated in the sale of assets held for sale is recorded in the statement of income as “Other operating income”.

3.9	Impairment of Non-financial Assets

The Bank evaluates, at least at each fiscal year-end, whether there are any events or changes in the circumstances that may indicate the impairment of non-financial assets or whether there is any evidence that a non-financial asset may be impaired.

When there is any evidence or when an annual impairment test is required for an asset, the Bank shall estimate the recoverable amount of such asset. If the carrying amount of an asset exceeds its recoverable amount, such asset is deemed impaired and its carrying amount shall be reduced to its recoverable amount. To the date of these consolidated financial statements, there is no evidence of impairment of non-financial assets.

3.10	Provisions

The Bank recognizes a provision if and only if the following circumstances are met: (a) the Bank has a present obligation as a result of a past event; (b) it is probable (i.e., it is more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.

In order to determine the amount of provisions, the risks and uncertainties were considered taking into account the opinion of independent and internal legal advisors of the Bank. Where the effect of the time value of money is material, the provisions shall be discounted using a pre-tax rate that reflects if applicable, current risks specific to the liability. When the discount is recognized, the effect of the provision derived from the lapse of time is accounted for as “Interest expense” in the statement of income. Based on the analysis carried out, the Bank recognized as provision the amount of the best estimate of the expenditure required to settle the present obligation at the end of each fiscal year.

The provisions accounted for by the Bank are reviewed at the end of each reporting period or fiscal year, as applicable, and adjusted to reflect the current best available estimate.

In addition, provisions are recognized with specific allocation to be used only for the expenditures for which they were originally recognized.

In the event: a) the obligation is possible; or b) it is not probable that an outflow of resources will be required for the Bank to settle the obligation; or c) the amount of the obligation cannot be estimated reliably, the contingent liability shall not be recognized and shall be disclosed in notes. Nevertheless, when the possibility of an outflow of resources is remote, no disclosures shall be made.

3.11	Recognition of income and expenses

3.11.1	Revenue from interests income and interests expense

Revenue from interest received and expenses for interest paid were recognized according to their accrual period, applying the effective interest method, which is explained in section “Financial assets at amortized cost – Effective interest method”.

Revenue from interest received includes the return on fixed income investments and negotiable instruments, as well as the discount and premium on financial instruments.

Bond coupons were recognized at the time they were declared.

3.11.2	Loan commissions

Commission charges and direct incremental costs related with the granting of financing facilities were deferred and recognized adjusting the EIR thereof.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

3.11.3	Service commissions

These revenues are recognized when (or to the extent) the Bank satisfies each performance obligation by transferring promised services for an amount that reflects the consideration to which the Bank expects to be entitled in exchange for such services.

At each contract inception, the Bank assess the services promised in a contract and identifies as a performance obligation, each promise to transfer a distinct service or a series of distinct services that are substantially the same and that have the same pattern of transfer.

3.11.4	Non-financial revenue and expenses

These items are recognized according to the recognition criteria established in the conceptual Framework, as for example revenues should be accrued.

3.12	Customer Loyalty Program

The loyalty program offered by the Bank consists in accumulating points generated by purchases made with the credit cards, which can be exchanged by any reward (including, among other offers, products, benefits and awards) available in the program platform.

The Bank concluded that the rewards to be granted originate a separate performance obligation. Therefore, at the end of each fiscal year, the Bank recognized a provision for the rewards to be granted in “Other financial liabilities”.

Based on the variables that the Bank takes into account in order to estimate the fair value of the points granted to customers (and the relation thereof with the exchange of the Reward), it is worthwhile to mention that such estimates are subject to a significant level of uncertainty (and variation) that should be considered. These considerations are described in detail in the section “Accounting judgments, estimates and assumptions” of this note.

3.13	Income Tax (see note 21)

Tax expense (tax income) comprises current tax expense (current tax income) and deferred tax expense (deferred tax income). This tax is accounted in the consolidated statement of income, except in the case of accounting items that are to be recognized directly in the statements of other comprehensive income. In this case, each accounting item is presented before assessing their impact on Income Tax, which is accounted for in the relevant accounting item.

-	Current income tax: the consolidated current income tax expense is the sum of the income tax expenses of the different entities that compose the Group (see note 1), which were assessed, in each case, by applying the tax rate to the taxable income, in accordance with the Income Tax Law, or equivalent rule or provision, of the countries in which any subsidiary operates.

-	Deferred income tax: it is assessed based on the separate financial statements of the Bank and of each of its subsidiaries and reflects the effects of temporary differences between the carrying amount of an asset or liability in the statement of financial position and its tax base. Assets and liabilities are measured using the tax rate that is expected to be applied to the taxable income in the years in which these differences are expected to be settled or recovered. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that will follow from the manner in which the Bank and its subsidiaries expect, at the end of the reporting period, to recover or settle the carrying amount of their assets and liabilities. Deferred tax assets and liabilities are measured by their nominal figures, without discount, the tax rates that are expected to be applied in the fiscal year in which the asset shall be realized or the liability shall be settled. Deferred tax assets are recognized when it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

On December 29, 2017 the Argentine Executive Power passed and put into effect the Tax Reform Act which, among other things, established a reduction of the corporate rate of income tax applicable to corporate retained earnings and also impacts on the measurement of deferred tax assets and liabilities. This reduction in the corporate rate of income had to be implemented gradually over the next four years dropping from the 35% rate applicable for and including the fiscal year 2017, to a 25% rate in 2020. On December 23, 2019 was passed Law 27,541 (see notes 21.b and 42) which suspends, until fiscal years beginning on January 1, 2021 included, the reduction to 25% of the income tax rate and the withholding of 13% over income and dividends distribution.

3.14	Earnings per share

Basic earnings per share shall be calculated by dividing Net profit attributable to parent´s shareholders of the Bank by the weighted average number of ordinary shares outstanding during the fiscal year. See also note 30.

3.15	Fiduciary activities and investment management

The Bank renders custody, administration, investment management and advisory services to third parties that originate the holding or placement of assets in the name of such third parties. These assets and the income on them are not included in these consolidated financial statements, since they are not owned by the Bank. The commissions derived from these activities are accounted for as “Commissions income” in the statement of income. See also notes 33, 34.3 and 38.

Accounting judgments, estimates and assumptions

The preparation of these consolidated financial statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income, revenues and expenses, as well as the assessment and disclosure of contingent assets and liabilities, as of the end of the fiscal year. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the uncertainties associated with the estimates and assumptions made by the Bank’s Management may drive in the future to final amounts that may differ from those estimates and may require material adjustments to the reported amounts of the affected assets and liabilities.

In certain cases, the financial statements prepared in accordance with the accounting framework established by BCRA, require that the assets and liabilities to be recognized and/or presented at their fair value. The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or most advantageous market) duly informed and willing to transact in an orderly and current transaction. When prices in active markets are available, we have used them as basis for valuation. When prices in active markets are not available, the Bank estimated those values as values based on the best available information, including the use of models and other assessment techniques. See additionally note 9.

In estimating accrued taxes, the Bank assesses the relative risks of the appropriate tax treatment considering judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment. It is possible that others, given the same information, may reach different reasonable conclusions regarding the estimated amounts of accrued taxes (for additional information regarding income tax see note 21).

In the normal course of business, the Bank is a party to lawsuits of various types. In note 39, are disclosed contingent liabilities with respect to existing or potential claims, lawsuits and other legal proceedings and record an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

The measurement of impairment losses under IFRS 9 across all categories of financial instruments, taking into account the temporary exceptions established by Central Bank Communique “A” 6847, requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances (for additional information regarding impairment losses under IFRS 9 see notes 3.2.4 and 41.1).

As to the customer loyalty program, the Bank estimates the fair value of the points awarded to customers under the “Macropremia” program by applying statistics techniques. The data that feed the models include assumptions regarding exchange percentages, the product combinations available for exchange in the future and customers’ preferences.

New standards adopted in the fiscal year

Beginning effects of application of section 5.5. “impairment” of the IFRS 9.

In section 3.2.4, is detailed the convergence process for the application of section 5.5 of IFRS 9 according to BCRA Communiqué “A” 6114.

The impact of transition of retained earnings into ECP methodology established in section 5.5 of IFRS 9 is as follows:

Retained earnings
Closing balance under previous standards (December 31, 2018)	17,750,090
Recognition of IFRS 9 ECL	588,447
Deferred tax in relation to the above	(176,537)
Opening balance under IFRS 9’s ECL (January 1, 2019)	18,162,000
Total change in equity due to adopting IFRS 9’s ECL	411,910

The following table reconciles the aggregate opening allowances according to the previous standard and the new aggregate allowances calculated under ECL:

	Credit loss provision under previous standards	Re - measurement	ECL under IFRS 9 as of January 1, 2019
Loans and other financing and other items	8,713,774	(610,918)	8,102,856
Subtotal	8,713,774	(610,918)	8,102,856
Loan commitments		22,471	22,471
Subtotal		22,471	22,471
Total	8,713,774	(588,447)	8,125,327

The new accounting policies adopted related to allowances under section 5.5 of IFRS 9 are detailed in section 3.2.4 of this note.

Other new standards adopted in the fiscal year

For the fiscal year beginning on January 1, 2020, the following IFRS amendments are applicable and they did not have a material impact over these consolidated financial statements, as a whole.

1.	Amendments to the Conceptual Framework for Financial Reporting:

The modification to the Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

The changes to the Conceptual Framework may affect the application of IFRS in situations where no standard applies to a particular transaction or event.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

This standard did not have a material impact on these consolidated financial statements since, currently, there are not material uncertainties about the application to a particular transaction or event.

2.	IFRS 3 “Business Combination” – amendments in definition of a business:

These amendments will help entities determine whether an acquisition made is a business or the purchase of a group of assets. The new amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits. This standard did not have a material impact on these consolidated financial statements since, currently, there are not business combination transactions.

3.	IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” – amendments to definition of material:

The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information or both. These amendments replaced the threshold “could influence” with “could reasonably be expected to influence”. This implies that the materiality assessment will need to take into account how primary users could reasonably be expected to be influenced in making economic decisions. This standard did not have a material impact on these consolidated financial statements.

4.	IFRS 16 “leases” – Amendment that provides accounting relief to lessees on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19:

This amendment excepts lessees to assess lease arrangement, on an individual basis, whether a rent concession arising as a direct consequence of COVID-19 pandemic, is a lease modification and allows lessees to account the rent concession as if it was not a lease modification and charged it in the statement of income. This applies to rent concession related to COVID-19 that reduces lease payments due on or before June 30, 2021. This standard did not have a material impact on these consolidated financial statements (see note 43).

New pronouncements

A.	Modifications to IFRS

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through the notices of approval issued by FACPCA, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretation that are issued, but not yet effective, up to the date of issuance of these consolidated financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they come effective.

a)	Amendments to IFRS 3 - Reference to the Conceptual: the amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” or IFRIC 21 “Levies”, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

b)	Amendments to IAS 16 - Property, Plant and Equipment (PP&E): proceeds before Intended Use. The amendment prohibits entities from deducting from the cost of an item of PP&E, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

c)	Amendments to IAS 37 - Onerous Contracts – Costs of Fulfilling a Contract: the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a ‘directly related cost approach’. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract. The impact of these amendments on Entities that previously applied the incremental cost approach, is that they will see provisions increase to reflect the inclusion of costs related directly to contract activities, whilst entities that previously recognized contract loss provisions using the guidance from the former standard, IAS 11 Construction Contracts, will be required to exclude the allocation of indirect overheads from their provisions. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

d)	Annual improvement cycle (2018-2020): the following is a summary of the amendments from the 2018-2020 annual improvements cycle:

•	IFRS 1 First-time Adoption of International Financial Reporting – Subsidiary as a first-time adopter: the amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1. This amendment is applicable as of 1 January 2022.

•	IFRS 9 Financial Instruments Fees in the ’10 per cent’ test for derecognition of financial liabilities: the amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of them original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

•	IFRS 16 “Leases” Illustrative examples - Lease incentives: the amendment removes the Example 13 accompanying IFRS 16 of payments from the lessor relating to leasehold improvements. This removes potential confusion regarding the treatment of lease incentives when applying IFRS 16.

The Bank does not expect this standard to have a material impact on the consolidated financial statements.

B.	Amendments to BCRA accounting information framework

Disclosures of the monetary effect generated by the application of restatement procedures for financial statements (Communiqué “A” 7211): from fiscal years beginning on January 1, 2021, the Bank has to record in the statement of income of the period the accrued monetary effect of the monetary assets measured at fair value through other comprehensive income (OCI). As a consequence, at the beginning of the fiscal year 2021, the related unappropriated retained earnings shall be adjusted as a prior period earning adjustment in order to include the monetary effect of the abovementioned assets that would have been recorded in OCI as of such date (see also Exhibit Q).

4.	REPO TRANSACTIONS

As of December 31, 2020 and 2019, the Bank has agreed repurchase and reverse repurchase transactions of government and private securities, in absolute value, for 40,040,277 and 2,845,921, respectively. Maturity of the agreed transactions as of December 2020 occurred during the month of January 2021. Furthermore, to the those same dates, the securities delivered to guarantee the reverse repurchase transactions total 695,748 and 1,466,345, respectively, and are recorded under “Financial assets delivered as guarantee”, while securities received guarantee repurchase transactions as of December 31, 2020 and 2019 total 44,338,930 and 1,648,337, respectively and were recognized as an off balance sheet transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

Profits generated by the Bank as a result of its repurchase transactions arranged during the fiscal years ended on December 31, 2020 and 2019 total 7,067,389 and 4,472,211, respectively, and were accounted for in “Interest income” in the consolidated statement of income. In addition, losses generated by the Bank as a result of its reverse repurchase transactions arranged during the fiscal years ended on December 31, 2020 and 2019 total 195,747 and 458,103, respectively, and were recognized in “Interest expense” in the consolidated statement of income.

5.	FINANCIAL ASSETS DELIVERED AS GUARANTEE

As of December 31, 2020 and 2019, the Bank delivered as guarantee the following financial assets:

	Carrying Amount
Description	12/31/2020	12/31/2019
For transactions with the BCRA	12,040,746	10,127,017
For guarantee deposits	1,555,864	2,937,377
For securities forward contracts	695,748	1,466,345
Total	14,292,358	14,530,739

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

6.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in statement of financial position and they are, therefore, an integral part of the total risk of the Bank.

As of December 31, 2020 and 2019, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

	12/31/2020	12/31/2019
Undrawn commitments of credit cards and checking accounts	95,220,298	124,364,340
Guarantees granted (1)	1,282,770	2,340,277
Letters of credit	888,664	607,827
Overdraft and unused agreed commitments (1)	518,606	1,432,695
	97,910,338	128,745,139
Less: Allowance for ECL	(17,207)	(23,514)
Total	97,893,131	128,721,625

(1)	Includes transactions not covered by BCRA debtor classification standard. For Guarantee granted, it includes an amount of 161,869 and 242,840 as of December 31, 2020 and 2019, respectively. For Overdraft and unused agreed commitments, it includes an amount of 81,622 and 258,023 as of December 31, 2020 and 2019, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 41.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

7.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Exhibit P “Categories of financial assets and liabilities” discloses financial instruments classified as “measures at amortized cost”, “measured at fair value through other comprehensive income” and “measured at fair value through profit or loss”. This classification is made pursuant to what was detailed in note 3.2.4. Additionally, in note 9 are also explained the information related to the valuation process.

Moreover, considering the temporary exception established by BCRA mentioned in note 3.2.4, the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income detailed in the Exhibit P, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding to credit risk of financial assets and items not recognized in the statement of financial position, are as follows:

7.1	Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loans characteristic, the Bank groups them as follows:

	12/31/2020	12/31/2019
Loans and other financing	267,349,317	307,633,542
Collective assessment	193,056,864	173,435,436
Individual assessment	74,292,453	134,198,106
Less: Allowance for ECL (*)	(10,022,610)	(6,901,953)
	257,326,707	300,731,589

(*) As explain in note 3.2.4, ECL are not calculated to public sector exposures.

The following table shows the credit quality and the debt balance to credit risk, based on the Bank’s credit risk rating system and the year-end stage classification, taking into account the several guidelines related to flexible conditions for credit established by the BCRA to moderate the pandemic effects generated by COVID-19 (see also note 41.1.3). The amounts are presented gross of the impairment allowances.

		12/31/2020 (*)
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		248,152,798	8,667,313		256,820,111	96.06%
High grade	0.00%-3.50%	203,625,434	35,479		203,660,913	76.18%
Standard grade	3.51%-7.00%	31,910,933	1,853,985		33,764,918	12.63%
Sub-standard grade	7.01%-33.00%	12,616,431	6,777,849		19,394,280	7.25%
Past due but not impaired	33.01%-99.99%	794,019	6,705,317		7,499,336	2.81%
Impaired	100%			3,029,870	3,029,870	1.13%
Total		248,946,817	15,372,630	3,029,870	267,349,317	100%
		93.12%	5.75%	1.13%	100%

(*) See also note 41.1.3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

		12/31/2019
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		280,074,262	13,565,543		293,639,805	95.45%
High grade	0.00%-3.50%	234,860,526	153,443		235,013,969	76.40%
Standard grade	3.51%-7.00%	23,185,807	2,145,131		25,330,938	8.23%
Sub-standard grade	7.01%-33.00%	22,027,929	11,266,969		33,294,898	10.82%
Past due but not impaired	33.01%-99.99%	490,415	8,230,491		8,720,906	2.84%
Impaired	100%			5,272,831	5,272,831	1.71%
Total		280,564,677	21,796,034	5,272,831	307,633,542	100%
		91.20%	7.09%	1.71%	100%

7.1.1	Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of commercial loans based by grade on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 41 section “Credit risk”.

		12/31/2020 (*)
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		67,960,595	2,781,608		70,742,203	95.22%
High grade	0.00%-3.50%	64,283,220	812		64,284,032	86.53%
Standard grade	3.51%-7.00%	2,742,148	1,454,671		4,196,819	5.65%
Sub-standard grade	7.01%-33.00%	935,227	1,326,125		2,261,352	3.04%
Past due but not impaired	33.01%-99.99%	372,660	1,614,916		1,987,576	2.68%
Impaired	100%			1,562,674	1,562,674	2.10%
Total		68,333,255	4,396,524	1,562,674	74,292,453	100%
		91.98%	5.92%	2.10%	100%

(*) See also note 41.1.3.

		12/31/2019
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		128,020,746	2,895,846		130,916,592	97.55%
High grade	0.00%-3.50%	121,115,116	10,720		121,125,836	90.26%
Standard grade	3.51%-7.00%	25,878	1,184,255		1,210,133	0.90%
Sub-standard grade	7.01%-33.00%	6,879,752	1,700,871		8,580,623	6.39%
Past due but not impaired	33.01%-99.99%		1,389,063		1,389,063	1.04%
Impaired	100%			1,892,451	1,892,451	1.41%
Total		128,020,746	4,284,909	1,892,451	134,198,106	100%
		95.40%	3.19%	1.41%	100%

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to commercial lending is, as follows:

	Stage
	1	2	3	Total
Gross Carrying amount as of January 1, 2020	128,020,746	4,284,909	1,892,451	134,198,106

Assets originated or purchased	62,435,429	2,414,823		64,850,252
Assets derecognized or repaid	(102,930,411)	(926,908)	(1,029,675)	(104,886,994)
Transfers to Stage 1	213,137	(213,137)
Transfers to Stage 2	(378,924)	378,924
Transfers to Stage 3	(1,541,904)	(157,275)	1,699,179
Amounts Written Off			(375,325)	(375,325)
Monetary effects	(17,484,818)	(1,384,812)	(623,956)	(19,493,586)
As of December 31, 2020	68,333,255	4,396,524	1,562,674	74,292,453

	Stage
	1	2	3	Total
Gross Carrying amount as of January 1, 2019	140,670,991	2,125,782	2,353,984	145,150,757

Assets originated or purchased	150,197,527	4,510,146		154,707,673
Assets derecognized or repaid	(110,364,709)	(1,623,329)	(1,733,006)	(113,721,044)
Transfers to Stage 1	536,346	(428,565)	(107,781)
Transfers to Stage 2	(1,249,433)	1,249,433
Transfers to Stage 3	(2,569,451)	(29,397)	2,598,848
Amounts Written Off		(236)	(123,425)	(123,661)
Monetary effects	(49,200,525)	(1,518,925)	(1,096,169)	(51,815,619)
As of December 31, 2019	128,020,746	4,284,909	1,892,451	134,198,106

	Stage
	1	2	3	Total (*)
ECL amount as of January 1, 2020	436,429	456,030	1,303,908	2,196,367

Assets originated or purchased	1,515,913	517,367		2,033,280
Assets derecognized or repaid	(329,604)	(16,133)	(813,640)	(1,159,377)
Transfers to Stage 1	9,749	(9,749)
Transfers to Stage 2	(1,181)	1,181
Transfers to Stage 3	(929,211)	(5,996)	935,207
Amounts Written Off			(329,807)	(329,807)
Monetary effects	(41,048)	(184,349)	(313,036)	(538,433)
As of December 31, 2020	661,047	758,351	782,632	2,202,030

(*) See also note 41.1.3.

	Stage
	1	2	3	Total
ECL amount as of January 1, 2019	559,906	120,738	896,211	1,576,855

Assets originated or purchased	2,089,381	586,750		2,676,131
Assets derecognized or repaid	(411,174)	(87,985)	(628,383)	(1,127,542)
Transfers to Stage 1	76,434	(13,892)	(62,542)
Transfers to Stage 2	(17,184)	17,184
Transfers to Stage 3	(1,843,210)	(1,035)	1,844,245
Amounts Written Off		(5)	(53,717)	(53,722)
Monetary effects	(17,724)	(165,725)	(691,906)	(875,355)
As of December 31, 2019	436,429	456,030	1,303,908	2,196,367
-  39 -

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

7.1.2    Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 41 section “Credit risk”.

		12/31/2020 (*)
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		180,192,203	5,885,705		186,077,908	96.39%
High grade	0.00%-3.50%	139,342,214	34,667		139,376,881	72.19%
Standard grade	3.51%-7.00%	29,168,785	399,314		29,568,099	15.32%
Sub-standard grade	7.01%-33.00%	11,681,204	5,451,724		17,132,928	8.88%
Past due but not impaired	33.01%-99.99%	421,359	5,090,401		5,511,760	2.85%
Impaired	100%			1,467,196	1,467,196	0.76%
Total		180,613,562	10,976,106	1,467,196	193,056,864	100%
		93.55%	5.69%	0.76%	100%

(*) See also note 41.1.3.

		12/31/2019
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		152,053,516	10,669,697		162,723,213	93.82%
High grade	0.00%-3.50%	113,745,410	142,723		113,888,133	65.66%
Standard grade	3.51%-7.00%	23,159,929	960,876		24,120,805	13.91%
Sub-standard grade	7.01%-33.00%	15,148,177	9,566,098		24,714,275	14.25%
Past due but not impaired	33.01%-99.99%	490,415	6,841,428		7,331,843	4.23%
Impaired	100%			3,380,380	3,380,380	1.95%
Total		152,543,931	17,511,125	3,380,380	173,435,436	100%
		87.95%	10.10%	1.95%	100%

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to consumer lending is, as follows:

	Stage
	1	2	3	Total
Gross Carrying amount as of January 1, 2020	152,543,931	17,511,125	3,380,380	173,435,436

Assets originated or purchased	122,759,519	6,864,009		129,623,528
Assets derecognized or repaid	(48,194,960)	(7,286,602)	(980,906)	(56,462,468)
Transfers to Stage 1	8,651,172	(8,354,152)	(297,020)
Transfers to Stage 2	(4,493,269)	4,748,355	(255,086)
Transfers to Stage 3	(1,104,828)	(309,271)	1,414,099
Amounts Written Off	(35,643)	(284,523)	(1,378,194)	(1,698,360)
Monetary effects	(49,512,360)	(1,912,835)	(416,077)	(51,841,272)
As of December 31, 2020	180,613,562	10,976,106	1,467,196	193,056,864

-  40 -

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

	Stage
	1	2	3	Total
Gross Carrying amount as of January 1, 2019	190,999,547	42,324,135	4,847,798	238,171,480

Assets originated or purchased	103,467,653	10,167,092		113,634,745
Assets derecognized or repaid	(71,378,819)	(19,642,849)	(1,649,885)	(92,671,553)
Transfers to Stage 1	14,992,526	(14,771,361)	(221,165)
Transfers to Stage 2	(8,171,761)	8,759,526	(587,765)
Transfers to Stage 3	(4,033,895)	(951,529)	4,985,424
Amounts Written Off	(323,899)	(936,075)	(2,198,639)	(3,458,613)
Monetary effects	(73,007,421)	(7,437,814)	(1,795,388)	(82,240,623)
As of December 31, 2019	152,543,931	17,511,125	3,380,380	173,435,436

	Stage
	1	2	3	Total (*)
ECL amount as of January 1, 2020	1,561,988	1,480,049	1,663,549	4,705,586

Assets originated or purchased	4,317,896	1,844,022		6,161,918
Assets derecognized or repaid	320,647	(369,719)	(539,226)	(588,298)
Transfers to Stage 1	767,495	(622,632)	(144,863)
Transfers to Stage 2	(75,073)	187,329	(112,256)
Transfers to Stage 3	(708,400)	(48,396)	756,796
Amounts Written Off	(1,676)	(56,306)	(702,095)	(760,077)
Monetary effects	(1,643,209)	(8,919)	(46,421)	(1,698,549)
As of December 31, 2020	4,539,668	2,405,428	875,484	7,820,580

(*) See also note 41.1.3.

	Stage
	1	2	3	Total
ECL amount as of January 1, 2019	1,621,844	2,602,099	2,301,929	6,525,872

Assets originated or purchased	2,472,513	881,811		3,354,324
Assets derecognized or repaid	19,972	(1,093,709)	(917,811)	(1,991,548)
Transfers to Stage 1	733,257	(636,265)	(96,992)
Transfers to Stage 2	(115,770)	330,095	(214,325)
Transfers to Stage 3	(1,912,100)	(100,707)	2,012,807
Amounts Written Off	(9,224)	(144,692)	(1,106,555)	(1,260,471)
Monetary effects	(1,248,504)	(358,583)	(315,504)	(1,922,591)
As of December 31, 2019	1,561,988	1,480,049	1,663,549	4,705,586

7.2   Other debt securities at amortized cost

For corporate bonds issued by the Bank’s customers, PD and LGD parameters calculated for loan exposures of those customers were used. The corporate bonds’ EAD is considered equal to the debt balance, because there is not available information of such instrument´s behavior when it defaulted.

For financial trusts at amortized cost, the criteria that was used in the calculation of ECL is based on credit risk ratings given by a credit rating agency for each types of debt securities that compose each financial trust. That is, the factor to be used will vary in relation to the holding debt securities (A or B). It is assumed that the EAD is equal to the debt balance.

-  41 -

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

The table below shows the exposures gross of impairment allowances by stages:

	12/31/2020
	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	365,341			365,341	68.67%
Financial trust	166,692			166,692	31.33%

Total	532,033			532,033
	100%			100%

	12/31/2019
	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	2,198,423			2,198,423	59.47%
Financial trust	1,498,448			1,498,448	40.53%

Total	3,696,871			3,696,871
	100%			100%

The related ECL for corporate bonds as of December 31, 2020 and 2019 amounted to 1,234 and 2,088, respectively. The ECL related to financial trusts as of December 31, 2020 and 2019 amounted to 109 and 549, respectively.

7.3    Government securities at amortized cost or fair value through OCI

This group includes federal government securities, provincial or Central Bank instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters was performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL was calculated for these instruments.

A detail of these investments and their characteristics are disclosed in Exhibit A.

7.4    Other financial assets

The ECL related to these types of instruments amounted to 18,929 and 14,032 as of December 31, 2020 and 2019, respectively, including the ECL related to the payments to be collected for transaction mentioned in note 15.

During the fiscal years ended on December 31, 2020 and 2019, losses for ECL related to loans and other financing, other debt securities measured at amortized cost and other financial assets amounted to 8,002,788 and 5,830,073, respectively, and were recognized in the consolidated statements of income under the item “allowance for loan losses”.

In addition, in exhibit R “Value adjustment for credit losses for credit losses – Allowance for uncollectibility risk” are also disclosed the ECL movements by portfolio and products.

8.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs derivative transactions for trading purposes through Forwards and Futures. These are contractual agreements to buy or sell a specific financial instrument at a given price and a fixed date in the future. Forward contracts are customized contracts traded on an over-the-counter market. Futures contracts, in turn, correspond to transactions for standardized amounts, executed in a regulated market and subject to daily cash margin requirements. The main differences in risks associated with these types of contracts are the credit risk and the liquidity risk. In forward contracts there is counterparty risk since the Bank has credit exposure to counterparties of the agreements. The credit risk related to futures contracts is deemed very low because daily cash margin requirements help to guarantee these contracts are always fulfilled. In addition, forward contracts are generally settled in gross terms and, therefore, they are deemed to have higher settlement risk than futures contract that, unless they are chosen to be executed by delivery, are settled on a net base. Both types of contracts expose the Bank to market risk.

-  42 -

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

At the beginning, derivatives often imply only a mutual exchange of promises with little or no investment. Nevertheless, these instruments frequently imply high levels of leverage and are quite volatile. A relatively small movement in the value of the underlying asset could have a significant impact in profit or loss. Furthermore, over-the-counter derivatives may expose the Bank to risks related to the absence of an exchange market in which to close an open position. The Bank’s exposure for derivative contracts is monitored on a regular basis as part of its general risk management framework. Information on the Bank’s credit risk management objectives and policies is included in note 41.

Notional values indicate the amount of the underlying pending transactions at year end and are not indicative of either the market risk or the credit risk. The fair value of the derivative financial instruments recognized as assets or liabilities in the consolidated statement of financial position is presented as follows. Changes in fair values were accounted for in profit or loss, the breakdown of which is disclosed in exhibit Q “Breakdown of profit or loss”.

		12/31/2020		12/31/2019
Derivative assets	Underlying Notional Value	Notional Value (in thousand)	Fair Value	Notional Value (in thousand)	Fair Value
Transactions of foreign currency contract without delivery of underlying asset	US Dollars	1,580	7,232	73,920	69,003
Total derivatives held for trading		1,580	7,232	73,920	69,003

		12/31/2020		12/31/2019
Derivative liabilities	Underlying Notional Value	Notional Value (in thousand)	Fair Value	Notional Value (in thousand)	Fair Value
Transactions of foreign currency contract without delivery of underlying asset	US Dollars	1,755	230	73,920	1,046,556
Total derivatives held for trading		1,755	230	73,920	1,046,556

Derivatives held for trading are generally related with products offered by the Bank to its customers. The Bank shall also take positions expecting to benefit from favorable changes in prices, rates or indexes, i.e. take advantage of the high level of leverage of these contracts to obtain yields, assuming at the same time high market risk. Additionally, they may be held for arbitrage, i.e. to obtain a benefit free of risk for the combination of a derivative product and a portfolio of financial assets, trying to benefit from anomalous situations in the prices of assets in the markets.

9.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be an evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

Exhibit P “Categories of Financial Assets and Liabilities” presents the hierarchy in the Bank’s financial asset and liability fair value measurement.

Description of valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each fiscal year in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of December 31, 2020 and 2019, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

Below is the reconciliation between the amounts at the beginning and at the end of the fiscal year, of the financial instruments recognized at fair value categorized as level 3:

	As of December 31, 2020
Description	Debt securities	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,109,626	31,314	2,078,586
Transfers to Level 3
Transfers from Level 3
Profit and loss	207,791	9,472	133,672
Recognition and derecognition	(791,555)	(6,506)	17,111
Monetary effects	(147,418)	(8,101)	(576,207)
Amount at end of the fiscal year	378,444	26,179	1,653,162

	As of December 31, 2019
Description	Debt securities	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	2,703,786	190,929	95,095
Transfers to Level 3
Transfers from Level 3
Profit and loss	885,411	18,737	(149,466)
Recognition and derecognition	(1,706,169)	(143,266)	3,177,373 (*)
Monetary effects	(773,402)	(35,086)	(1,044,416)
Amount at end of the fiscal year	1,109,626	31,314	2,078,586

(*) Mainly related to the reclassification from non-current assets held for sale of Prisma Medios de Pago SA. See also note 15.

Quantitative information about Level 3 fair value measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of Level 3 principal assets measured at fair value on a recurring basis for which the Bank uses an internal model (with the exception of the Bank’s holding in Prisma Medios de Pago SA for the reasons described in note 15).

	Fair value of			Range of inputs
	Level 3 Assets	Valuation	Significant unobservable	12/31/2020
	12/31/2020	Technique	inputs	Range of inputs
				Low	High	Unit
Debt Securities of Financial Trusts Provisional	376,090	Income approach (discounted cash flow)	Discount rate in pesos	43.84	47.60	%

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

	Fair value of			Range of inputs
	Level 3 Assets	Valuation	Significant unobservable	12/31/2019
	12/31/2019	Technique	inputs	Range of inputs
				Low	High	Unit
Debt Securities of Financial Trusts	259,482	Income approach (discounted cash flow)	Discount rate in pesos	48.50	74.06	%
Debt Securities of Financial Trusts Provisional	847,773	Income approach (discounted cash flow)	Discount rate in pesos	39.27	44.97	%

The table below describes the effect of changing the significant unobservable inputs to reasonable possible alternatives. Sensitivity data were calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	12/31/2020		12/31/2019
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Debt / Interests in Securities of Financial Trusts			5,654	(5,000)
Debt Securities of Financial Trusts Provisional	450	(439)	1,083	(1,057)

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of December 31, 2020 and 2019, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not recognized at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these consolidated financial statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates, for each fiscal year, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renown pricing providers, the fair value was determined based on such prices.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of December 31, 2020 and 2019:

	12/31/2020
	Carrying amount	Level 1	Level 2	Level 3	Fair Value
Financial assets
Cash and deposits in banks	129,967,486	129,967,486			129,967,486
Repo transactions	39,421,705	39,421,705			39,421,705
Other financial assets	18,280,848	18,280,848			18,280,848
Loans and other financing	257,326,707			239,959,333	239,959,333
Other debt securities	31,117,918	10,559,766	22,210,308	148,327	32,918,401
Financial assets delivered as guarantee	13,596,610	13,596,610			13,596,610
	489,711,274	211,826,415	22,210,308	240,107,660	474,144,383
Financial liabilities
Deposits	488,741,363	243,062,751		245,400,493	488,463,244
Repo transactions	618,572	618,572			618,572
Other financial liabilities	49,215,887	47,879,138	1,331,299		49,210,437
Financing received from the BCRA and other financial entities	919,103	323,872	585,643		909,515
Issued corporate bonds	4,926,901		4,120,798		4,120,798
Subordinated corporate bonds	34,300,292		29,103,736		29,103,736
	578,722,118	291,884,333	35,141,476	245,400,493	572,426,302

	12/31/2019
	Carrying amount	Level 1	Level 2	Level 3	Fair Value
Financial assets
Cash and deposits in banks	137,066,430	137,066,430			137,066,430
Repo transactions	1,481,096	1,481,096			1,481,096
Other financial assets	7,889,031	7,889,031			7,889,031
Loans and other financing	300,731,589	424,388		264,176,063	264,600,451
Other debt securities	24,065,274	2,127,361	22,652,005	1,660,974	26,440,340
Financial assets delivered as guarantee	14,530,739	13,064,394			13,064,394
	485,764,159	162,052,700	22,652,005	265,837,037	450,541,742

Financial liabilities
Deposits	357,866,442	200,293,229		157,881,650	358,174,879
Repo transactions	1,364,825	1,364,825			1,364,825
Other financial liabilities	30,181,836	28,680,171	1,489,374		30,169,545
Financing received from the BCRA and other financial entities	3,057,451	2,501,414	481,284		2,982,698
Issued corporate bonds	7,521,820		1,878,785	3,619,745	5,498,530
Subordinated corporate bonds	33,098,040		24,967,325		24,967,325
	433,090,414	232,839,639	28,816,768	161,501,395	423,157,802

10.	LEASES

10.1  The bank as a lessee

The Bank has lease contracts mainly for real properties recognized in the item “Property, plant and equipment”. Generally, the bank is restricted from assigning or subleasing the leased assets.

As of December 31, 2020 and 2019, the carrying amount of assets recognized for the right-of-use assets identified in the lease contracts, depreciation expense for the fiscal year and the additions to right-of-use assets are disclosed in Exhibit F to these consolidated financial statements.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

Set out below are the carrying amounts of lease liabilities and the movements during the fiscal year:

	2020	2019
At the beginning of the fiscal year	1,248,339	816,166
Additions	380,862	674,781
Accretion of interest (see note 27)	180,785	166,048
Difference in foreign currency	292,007	370,981
Payments	(561,773)	(312,356)
Monetary effects	(364,693)	(467,281)
At the end of the fiscal year (see note 17)	1,175,527	1,248,339

The short term leases were recognized as expense for an amount of 3,538 and 151,848 for the years ended December 31, 2020 and 2019, respectively.

The table below shows the maturity of the lease liabilities as of December 31, 2020 and 2019:

Lease liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
As of 12/31/2020	46,132	83,521	108,132	178,066	415,851	250,322	509,354	759,676
As of 12/31/2019	52,511	87,497	119,928	196,711	456,647	233,434	558,258	791,692

10.2  The Bank as a lessor

The Bank, as lessor, entered into financial lease contracts, under the usual characteristics of this kind of transactions, without there being any issues that may differentiate them in any aspect from those performed in the Argentine financial market in general. The lease contracts in force do not represent significant balances with respect to the total financing granted by the Bank.

The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payments receivables for such leases:

	12/31/2020		12/31/2019
	Current value of minimum payments	Total gross Investment	Current value of minimum payments	Total gross investment
Up to 1 year	80,408	102,282	214,710	263,150
From 1 to 5 years	38,154	59,291	97,785	129,338
	118,562	161,573	312,495	392,488

Income for non-accrued interests amounted to 43,011 and 79,993, for the years ended December 31, 2020 and 2019, respectively.

11.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

11.1  Associates entities

a)	Macro Warrants SA

The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Macro Warrants SA as of September 30, 2020. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between October 1, 2020, and December 31, 2020.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	12/31/2020	12/31/2019
Total assets	58,950	42,826
Total liabilities	12,145	10,714
Shareholders’ equity	46,805	32,112
Proportional Bank’s interest	5%	5%
Investment carrying amount	2,340	1,606

As of December 31, 2020 and 2019, the investment carrying amount in the net income for the fiscal years amounted to 745 and 889, respectively.

b)	Play Digital SA

As explain in note 1, the Bank holds an investment in the associate Play Digital SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate.

The following table presents the summarized financial information on the Bank’s interest in the associate:

Summarized statement of financial position	12/31/2020
Total assets	659,866
Total liabilities	87,619
Shareholders’ equity	572,247
Proportional Bank’s interest	9.9545%
Investment carrying amount	56,964

As of December 31, 2020, the investment carrying amount in the net income for the fiscal years amounted to 80,264 (loss).

11.2. Joint ventures

The Bank participates in the following joint ventures, implemented through Uniones Transitorias de Empresas (UTE, for its acronym in Spanish):

a)	Banco Macro SA – Wordline Argentina SA Unión transitoria: on April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an UTE controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	12/31/2020	12/31/2019
Total assets	387,526	518,096
Total liabilities	98,397	126,028
Shareholders’ equity	289,129	392,068
Proportional Bank’s interest	50%	50%
Investment carrying amount	144,565	196,034

As of December 31, 2020 and 2019, the investment carrying amount in the net income for the fiscal years amounted to 74,202 and 152,984, respectively.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

b)	Banco Macro SA – Gestiva SA Unión transitoria: on May 4, 2010 and August 15, 2012, the Bank executed with Gestiva SA the UTE agreement to form “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas”, under joint control, the purpose of which is to render the integral processing and management services of the tax system of the Province of Misiones, the management thereof and tax collection services. The Bank holds a 5% interest in this UTE.

On June 27, 2018, the Bank, the UTE and the tax authorities of the Misiones provincial government entered into an agreement of “termination by mutual agreement” of the adaptation agreement, without implying or modifying the Bank’s rights and obligations as a financial agent of the province for the services provision established in the agreement. As of December 31, 2020 and 2019, according to the above-mentioned, the remaining investment amounted to 36 and 1,576, respectively.

For further information, see exhibit E “Detailed information on interest in other companies” to the consolidated financial statements.

12.	OTHER FINANCIAL AND NON-FINANCIAL ASSETS

The breakdown of the other financial and non-financial assets as of December 31, 2020 and 2019 is as follows:

Other financial assets	12/31/2020	12/31/2019
Receivables from spot sales of foreign currency pending settlement	8,440,351	18,301
Sundry debtors (see note 15)	7,390,700	6,396,792
Receivables from other spot sales pending settlement	1,722,085	1,241,411
Private securities	605,442	502,534
Receivables from spot sales of government securities pending settlement	553,943	8,752
Other	192,698	237,808
Allowances	(18,929)	(14,032)
	18,886,290	8,391,566

Other non-financial assets	12/31/2020	12/31/2019
Investment property (see Exhibit F)	980,176	986,674
Tax advances	604,257	51,287
Advanced prepayments	466,204	320,313
Other	181,416	119,313
	2,232,053	1,477,587

Disclosures related to allowance for ECL are detailed in note 7 “Loss allowance for credit losses on credit exposures not measured at fair value through profit or loss”.

13.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

As of December 31, 2020 and 2019, amounts balances and profit or loss related to transactions generated with related parties are as follows:

	Information as of December 31, 2020
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
ASSETS

Cash and deposit in banks	674							674
Repo transaction		767,386						767,386
Other financial assets							148	148
Loans and other financing (3)
Documents							1,528	1,528
Overdraft						32,754	406,418	439,172
Credit Cards						45,318	11,003	56,321
Lease		1,034					5,223	6,257
Personal loans						11,651		11,651
Mortgage loans						84,173		84,173
Other loans		711,777					380,489	1,092,266
Guarantee granted							831,701	831,701

Total Assets	674	1,480,197				173,896	1,636,510	3,291,277

LIABILITIES

Deposits	7	671,420	130,614	56,976	43,339	620,654	3,777,234	5,300,244
Other financial liabilities		15,615				162	11,813,748	11,829,525
Other non-financial liabilities							11,423	11,423

Total Liabilities	7	687,035	130,614	56,976	43,339	620,816	15,602,405	17,141,192

INCOME / (LOSS)

Interest income		47,019				60,519	635,329	742,867
Interest expense		(627)			(8,864)	(893,465)	(737,515)	(1,640,471)
Commissions income		10,737	307		89	155	61,586	72,874
Commissions expense						(135)	(235)	(370)
Net income from measurement of financial instruments at fair value through profit or loss							17,861	17,861
Other operating income	4			1			23	28
Allowance for loan losses		(6,886)						(6,886)
Administrative expense							(167,219)	(167,219)
Other operating expense							(76,761)	(76,761)

Income / (loss)	4	50,243	307	1	(8,775)	(832,926)	(266,931)	(1,058,077)

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.
(3)	The maximum financing amount for loans and other financing as of December 31, 2020 for Macro Securities SA, Key management personnel and other related parties amounted to 714,987, 997,346 and 4,673,348, respectively.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

	Information as of December 31, 2019
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
ASSETS

Cash and deposit in banks	653							653
Other financial assets		160,385					71	160,456
Loans and other financing (3)
Documents							749,363	749,363
Overdraft						905,896	1,447,407	2,353,303
Credit Cards						52,752	32,082	84,834
Lease		4,607					9,326	13,933
Mortgage loans						80,305		80,305
Other loans							455,560	455,560
Guarantee granted							777,992	777,992

Total Assets	653	164,992				1,038,953	3,471,801	4,676,399

LIABILIITES

Deposits	15	1,226,167	114,383	1,623	31,201	17,785,179	1,797,457	20,956,025
Other financial liabilities						124	793,437	793,561

Total Liabilities	15	1,226,167	114,383	1,623	31,201	17,785,303	2,590,894	21,749,586

INCOME / (LOSS)

Interest income		13,000				102,201	307,541	422,742
Interest expense					(4,865)	(1,194,235)	(339,661)	(1,538,761)
Commissions income		760	259		262	74	7,458	8,813
Net loss from measurement of financial instruments at fair value through profit or loss						(54,322)	(283,860)	(338,182)
Other operating income	5						43	48
Administrative expense							(53,669)	(53,669)
Other operating expense							(139,868)	(139,868)

Income / (loss)	5	13,760	259		(4,603)	(1,146,282)	(502,016)	(1,638,877)

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.
(3)	The maximum financing amount for loans and other financing as of December 31, 2019 for Macro Securities SA, Key management personnel and other related parties amounted to 7,063, 1,120,919 and 4,899,400, respectively.

Transactions generated by the Bank with its related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of December 31, 2020 and 2019, totaled 323,793 and 325,577, respectively.

In addition, fees received by the Directors as of December 31, 2020 and 2019 amounted to 1,704,130 and 2,298,592, respectively.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

	12/31/2020	12/31/2019
Board of Directors	22	24
Senior managers of the key management personnel	11	10
	33	34

14.	MODIFICATIONS OF FINANCIAL ASSETS

As explained in note 42, on August 28, 2019, the Federal Executive Power (PEN, for its acronym in Spanish), through the Emergency Decree No. 596/2019 (DNU, for its acronym in Spanish) set, for certain short-term government securities, an immediate and stepped extension of their maturities, with no effects on the denomination currency, principal and the agreed-upon interest rate. This DNU, established the following schedule related to how these obligations will be canceled: (i) 15% upon maturity according to the original terms and conditions of its issuance, (ii) 90 calendar days after the payments described in (i), 25% of the amount owed will be cancelled, plus accrued interest over the carrying amount (net of the payments made according to section (i)); and (iii) the remaining amount owed will be cancelled 180 calendar days as from the first payment described in (i). For LECAPS with maturity date from January 1, 2020, the remaining amount owed, after the payments described in section (i), will be fully cancelled at 90 calendar days after such payments.

As the Bank had in its portfolio under amortized cost business model, government securities which contractual cash flows were modified as explained above, the Bank recalculated, at the modification date, the gross carrying amount of those financial assets as the present value of the modified contractual cash flows discounted at the original effective rate.

At the modification date, the gross carrying amount of the modified financial assets amounted to 12,967,201. As a consequence, the new gross carrying amount amounted to 9,065,091 and generated a modification loss for 3,902,110 included in “Other operating expenses” as of December 31, 2019. As of December 31, 2020 these securities are not in the Bank´s portfolio.

15.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

On January 21, 2019, the Bank, together with the other shareholders, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps.1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 shall be deferred for 5 years as follows: (i) 30% of such amount in Pesos adjusted by Unit of Purchasing Power (UVA, for its acronym in Spanish) at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate. The purchase price is guaranteed by the issuance of notes in favor of the Bank and pledges of the transferred shares.

During July 2019, the process to determine the final selling price of the shares of Prisma Medios de Pago SA was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.

Income generated in this sale was recorded in the item “other operating income”. The amounts receivable, in pesos and US dollars, are recorded in the item “Other financial assets”.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

As of December 31, 2020 and 2019, the remaining holding of the Bank in Prisma Medios de Pago SA (equivalent to 49%), is recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts, which was adjusted in less, as required by a Memorandum dated April 29, 2019, issued by the BCRA.

In addition, sellers retained the usufruct (dividends) of the shares sold to be reported by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019, and have the possibility to execute a put for the non-sold shares of this transaction (49%) and the buyer has the obligation to buy them, on an specific term established on the agreement, according to specifics clauses. Besides the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust.

On February 22, 2021 the Bank collected cash dividends for an amount of 425,811 which 216,441 were applied to decrease the receivable generated by the financing granted to AI ZENITH (Netherlands) B.V, for the purchase of Prisma Medios de Pago SA´s shares.

16.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions during the fiscal year, ended on December 31, 2020 and 2019.

The expected terms to settle these obligations are as follows:

	12/31/2020
	Within 12 months	Beyond 12 Months	12/31/2020	12/31/2019
For administrative, disciplinary and criminal penalties	718		718	977
Letters of credits, guarantees and other Commitments (1)	17,207		17,207	23,514
Commercial claims in progress (2)	434,658	254,459	689,117	1,142,840
Labor lawsuits	47,239	180,512	227,751	241,424
Pension funds - reimbursement	32,005	56,846	88,851	217,622
Other	250,179	30,701	280,880	379,675
	782,006	522,518	1,304,524	2,006,052

(1)	These amounts correspond to the ECL calculated for contingent transactions are mentioned in note 7.

(2)	See also note 39.2.

In the opinion of the Management of the Bank and its legal counsel, there are no other significant effects than those disclosed in these consolidated financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

17.	OTHER FINANCIAL AND NON-FINANCIAL LIABILITIES

The breakdown of other financial and non-financial liabilities as of December 31, 2020 and 2019 is as follows:

Other financial liabilities	12/31/2020	12/31/2019
Credit and debit card settlement - due to merchants	17,203,560	18,351,431
Amounts payable for other spot purchases pending settlement	15,506,806	3,477,137
Amounts payable for spot purchases of foreign currency pending settlement	8,449,971	31,488
Payment orders pending settlement foreign exchange	3,073,105	2,789,684
Collections and other transactions on account and behalf others	1,413,544	2,141,311
Finance leases liabilities (see note 10.1)	1,175,527	1,248,339
Amounts payable for spot purchases of government securities pending settlement	420,552	18,612
Other	1,972,822	2,123,834
	49,215,887	30,181,836

Other non-financial liabilities	12/31/2020	12/31/2019
Dividends payables (see note 40)	16,579,990
Salaries, bonuses and payroll taxes payables	4,909,779	4,994,206
Withholdings	4,136,489	3,139,511
Taxes payables	1,788,389	2,580,254
Miscellaneous payables	1,426,724	1,304,518
Fees payables	503,649	667,312
Retirement pension payment orders pending settlement	409,534	452,047
Other	602,387	638,670
	30,356,941	13,776,518

18.	EMPLOYEE BENEFITS PAYABLE

The table below presents the amounts of employee benefits payable as of December 31, 2020 and 2019:

Short-term employee benefits	12/31/2020	12/31/2019
Salaries, bonuses and payroll taxes payables	2,625,872	3,161,201
Vacation accrual	2,283,907	1,833,005
Total short-term employee benefits	4,909,779	4,994,206

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2020 and 2019.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

19.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2020 and 2019:

12/31/2020	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	129,967,486
Debt securities at fair value through profit or loss	2,354	17,427,585	11,276,647	90,670	23,731,690	52,526,592	858,296	1,595,223	2,453,519
Derivative financial instruments		1,107	6,125			7,232
Repo transactions		39,421,705				39,421,705
Other financial assets	2,030,643	12,354,670	45,334	269,908		12,669,912		4,185,735	4,185,735
Loans and other financing (1)	625,948	88,929,754	23,930,686	32,042,691	33,177,594	178,080,725	27,818,852	50,801,182	78,620,034
Other debt securities		133,258,646	2,792,467	17,533,158	32,632,409	186,216,680	20,305,725	2,600,657	22,906,382
Financial assets delivered as guarantee	13,596,610	695,748				695,748
Equity instruments at fair value through profit or loss	1,663,017
Total assets	147,886,058	292,089,215	38,051,259	49,936,427	89,541,693	469,618,594	48,982,873	59,182,797	108,165,670
Liabilities
Deposits	2 238,381,658	199,611,251	43,211,475	5,106,431	2,409,127	250,338,284	20,547	874	21,421
Derivative financial instruments		42	188			230
Repo transactions		618,572				618,572
Other financial liabilities		47,873,434	131,538	122,638	311,478	48,439,088	262,771	514,028	776,799
Financing received from the BCRA and other financial institutions		419,058	194,054	195,387	72,033	880,532	33,469	5,102	38,571
Issued corporate bonds		169,927		2,379,278		2,549,205	2,377,696		2,377,696
Subordinated corporate bonds				642,292		642,292		33,658,000	33,658,000
Total liabilities	238,381,658	248,692,284	43,537,255	8,446,026	2,792,638	303,468,203	2,694,483	34,178,004	36,872,487

12/31/2019	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	137,066,430
Debt securities at fair value through profit or loss		680,755	712,263	283,096	62,438	1,738,552	5,446,344	541,095	5,987,439
Derivative financial instruments		69,003				69,003
Repo transactions		1,481,096				1,481,096
Other financial assets	3,787,812	2,581,155	2,949	387,485		2,971,589		1,632,165	1,632,165
Loans and other financing (1)	3,978,589	124,683,513	29,740,732	20,333,701	22,627,214	197,385,160	36,406,782	62,961,058	99,367,840
Other debt securities		63,481,876	4,539,709	4,922,940	13,620,806	86,565,331	355,003	969,675	1,324,678
Financial assets delivered as guarantee	13,064,394	1,466,345				1,466,345
Equity instruments at fair value through profit or loss	2,091,428
Total assets	159,988,653	194,443,743	34,995,653	25,927,222	36,310,458	291,677,076	42,208,129	66,103,993	108,312,122

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

12/31/2019	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Liabilities
Deposits	194,334,201	123,518,528	34,293,022	4,374,131	1,276,135	163,461,816	56,294	14,131	70,425
Derivative financial instruments		399,076	464,440	183,040		1,046,556
Repo transactions		1,364,825				1,364,825
Other financial liabilities		28,681,380	129,844	140,734	221,818	29,173,776	425,976	582,084	1,008,060
Financing received from the BCRA and other financial institutions		1,398,972	1,111,838	185,384	107,985	2,804,179	200,761	52,511	253,272
Issued corporate bonds		257,208		83,306		340,514	3,313,662	3,867,644	7,181,306
Subordinated corporate bonds				481,479		481,479		32,616,561	32,616,561
Total liabilities	194,334,201	155,619,989	35,999,144	5,448,074	1,605,938	198,673,145	3,996,693	37,132,931	41,129,624

(1)	The amounts included in “without due date”, are related to the non-performing portfolio.

20.	DISCLOSURES BY OPERATING SEGMENT

For management purposes the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the period in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the financial statements.

21.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding to inflation adjustment on income tax for the fiscal years beginning on January 1, 2018.

i)	Such adjustment will be applicable in the fiscal year in which the variation of the IPC will be higher than 100% for the thirty-six months before the end of the tax period.

ii)	Regarding to the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal year of application, respectively.

iii)	The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years.

iv)	The positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years.

v)	For fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it will be determined.

As of December 31, 2020 and 2019, all the conditions established by the income tax Law to practice the inflation adjustment are met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law (see section d) of this note).

b)	Income tax rate

The Law No. 27541 (see note 42) suspends, up to fiscal years beginning on January 1, 2021 included, the income tax rate reduction that had established the Law 27430, setting up for the suspended period a rate of 30%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

c)	The main items of deferred income tax:

This tax shall be recognized following the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the carrying amount of an asset or liability and its tax base, and its subsequent recognition in profit or loss for the fiscal year in which the reversal of such differences occurs, considering as well the possibility of using tax losses in the future.

Deferred tax assets and deferred tax liabilities in the statement of financial position are as follows:

	12/31/2020	12/31/2019
Deferred tax assets
Loans and other financing	1,730,655	375,314
Provisions and employee benefits	591,113	529,485
Allowances for contingencies	365,174	594,761
Leases	106,147	82,349
Inflation adjustment on deferred income tax	112,133	7,404,561
Other	161,767	407,933
Total deferred tax assets	3,066,989	9,394,403
Deferred tax liabilities
Property, plant and equipment and other non-financial assets	6,851,232	7,104,570
Intangible assets	1,377,624	1,320,956
Profit or loss for forward sale	511,718	317,513
Investments in other companies	395,080	521,512
Other	159,389	292,113
Total deferred tax liabilities	9,295,043	9,556,664
Net deferred tax liabilities	(6,228,054)	(162,261)

In the consolidated financial statements, tax assets (current and deferred) of an entity of the Group shall not be offset with the tax liabilities (current and deferred) of other entity of the Group because they correspond to income tax applicable to different taxable subjects and also they are not legally entitled before the tax authority to pay or receive only one amount to settle the net position.

Changes in net deferred tax assets and liabilities as of December 31, 2020 and 2019 are summarized as follows:

	12/31/2020	12/31/2019
Net deferred tax liabilities at beginning of year	162,261	4,903,673
(Loss) / Profit for deferred taxes recognized in the statement of income	(6,065,793)	4,794,153	(*)
Other tax effects		(52,741)
Net deferred tax liabilities at fiscal year end	6,228,054	162,261

(*)	Includes the effect as explained in points a) and d) of this note. The entire changes in the deferred income tax is recorded in the statement of income and there is not impact in the statement of other comprehensive income.

The income tax recognized in the statement of income and in the statement of other comprehensive income differs from the income tax to be recognized if all income were subject to the current tax rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

The main items of income tax expense in the consolidated financial statements are as follows:

	12/31/2020	12/31/2019
Current income tax expense (*)	4,401,927	17,920,438
Loss / (profit) for deferred taxes	6,065,793	(4,794,153)
Other tax effects		52,741
Monetary effects	1,772,767	3,826,593
Income tax loss recorded in the statement of income	12,240,487	17,005,619
Income tax loss recorded in other comprehensive income	172,407	152,193
	12,412,894	17,157,812

(*)	The current income tax expense for the fiscal year 2020 includes the effects for the criterion adopted as described in point d) of this note.

The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

	12/31/2020	12/31/2019
Income carrying amount before income tax	42,509,841	43,481,829
Applicable income tax rate	30%	30%
Income tax on income carrying amount	12,752,952	13,044,549
Net permanent differences and other tax effects including the fiscal inflation adjustment	(512,465)	3,961,070
Total income tax	12,240,487	17,005,619

As of December 31, 2020 and 2019, the effective income tax rate is 28.8% and 39.1%, respectively.

d)	As decided by the Board of Directors in the meeting dated May 11, 2020, considering certain case-law on the subject assessed by its legal and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion has been applied to determine the annual provision for 2020, which generated an accrued income tax for Banco Macro SA for such fiscal year that amounted to 10,230,500 (not restated).

In addition, on October 24, 2019 Banco Macro SA filed to AFIP-DGI two requests for the recovery of payments established by the first paragraph of section 81 Law 11683, in order to obtain the return of the amounts of 4,782,766 and 5,015,451 (not restated), paid to the tax authority as income tax for the fiscal years 2013 to 2017 and 2018, respectively, due to the impossibility to apply the inflation adjustment method established by the Income Tax Law (before the amendments include by Laws 27430 and 27468, for the fiscal years 2013 to 2017, and as per 2019 and amendments, for the fiscal year 2018), plus the related compensatory interest (files SIGEA Nº 19144-14224/2019 and 19144-14222/2019). As the regulatory authority has not resolved the abovementioned claims, on August 7, 2020 the Bank filed, under the terms of the second paragraph of section 81 Law 11683, the requests for the recovery of payment to the Federal Civil and Commercial Court of Appeal which are in process at Court Nº 8 and 2, respectively (Files 11285/2020 and 11296/2020).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

22.	COMMISSIONS INCOME

Description	12/31/2020	12/31/2019
Performance obligations satisfied at a point in time
Commissions related to obligations	12,993,348	15,155,762
Commissions related to credit cards	8,410,516	8,075,227
Commissions related to insurance	1,601,339	1,591,978
Commissions related to securities value	544,485	371,863
Commissions related to trading and foreign exchange transactions	536,763	620,678
Commissions related to loans and other financing	183,726	217,173
Commissions related to financial guarantees granted	1,159	5,408
Performance obligations satisfied over certain time period
Commissions related to credit cards	427,955	361,896
Commissions related to trading and foreign exchange transactions	41,900	46,232
Commissions related to obligations	843	3,873
Commissions related to loans and other financing	732	14,562
Commissions related to financial guarantees granted	1	3,027
	24,742,767	26,467,679

23.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Description	12/31/2020	12/31/2019
Translation of foreign currency assets and liabilities into pesos	3,277,757	(193,842)
Income from foreign currency exchange	951,933	4,955,089
	4,229,690	4,761,247

24.	OTHER OPERATING INCOME

Description	12/31/2020	12/31/2019
Services	2,873,053	2,740,048
Adjustments and interest from other receivables	722,473	855,246
Other receivables for financial intermediation	509,248
Derecognition or substantial modification of financial liabilities	228,983	556,936
Adjustments from other receivables with CER clauses	176,133	216,298
Sale of property, plant and equipment	7,767
Sale of non-current assets held for sale (1)		4,490,457
Initial recognition of loans		163,172
Other	852,105	1,434,599
	5,369,762	10,456,756

(1)	Mainly related to the sale of Prisma Medios de Pago SA, which was classified as non-current assets held for sale when it was sold. See also note 15.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

25.	EMPLOYEE BENEFITS

Description	12/31/2020	12/31/2019
Remunerations	19,677,575	19,957,891
Payroll taxes	4,412,779	5,858,301
Compensations and bonuses to employees	1,950,014	2,381,904
Employee services	558,234	667,246
	26,598,602	28,865,342

26.	ADMINISTRATIVE EXPENSES

Description	12/31/2020	12/31/2019
Maintenance, conservation and repair expenses	2,270,241	2,335,918
Armored truck, documentation and events	2,043,964	2,306,997
Taxes	1,854,458	2,063,455
Fees to directors and syndics	1,623,253	2,820,293
Electricity and communications	1,529,052	1,614,474
Security services	1,414,620	1,612,060
Software	1,067,755	1,112,284
Other fees	888,329	1,377,867
Advertising and publicity	431,890	643,902
Insurance	170,619	165,379
Representation, travel and transportation expenses	128,300	269,521
Stationery and office supplies	91,311	139,146
Leases	90,887	306,688
Hired administrative services	3,266	5,921
Other	931,926	653,116
	14,539,871	17,427,021

27.	OTHER OPERATING EXPENSES

Description	12/31/2020	12/31/2019
Turnover tax	11,255,405	13,929,404
For credit cards	4,553,624	4,990,875
Charges for other provisions	1,121,883	1,949,146
Deposit guarantee fund contributions	739,624	784,007
Taxes	539,793	1,673,874
Interest on lease liabilities (see note 10.1)	180,785	166,048
Donations	168,550	380,577
Loss from sale or impairment of investments in properties and other non-financial assets	132,382	155,959
Insurance claims	63,090	81,133
Cost of onerous contracts	7,366
Modification of financial assets (see note 14)		3,902,110
Loss from sale or impairment of property, plant and equipment		61,890

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

Description (contd.)	12/31/2020	12/31/2019
For administrative, disciplinary and criminal penalties		91
Other	1,706,711	2,013,285
	20,469,213	30,088,399

28.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the fiscal year. For the preparation of the statement of cash flows, the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

	12/31/2020	12/31/2019	12/31/2018
Cash and deposits in banks	129,967,486	137,066,430	156,581,272
Other debt securities	133,216,534	63,184,467	116,598,543
Loans and other financing	420,725	407,707	395,908
	263,604,745	200,658,604	273,575,723

29.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of December 31, 2020, amounted to 639,413. Since December 31, 2017, the Bank’s capital stock has changed as follows:

	Capital stock issued and paid-in	Issued outstanding	In treasury
As of December 31, 2017	669,663	669,663
Own shares acquired (1)		(28,948)	28,948
As of December 31, 2018	669,663	640,715	28,948
Own shares acquired (1)		(1,317)	1,317
Capital stock decrease (2)	(30,265)		(30,265)
Capital stock increase (3)	15	15
As of December 31, 2020 and 2019	639,413	639,413

(1)	Related to the repurchase of the Bank’s own shares under the programs established by the Bank’s Board of Directors on August 8, 2018, October 17, 2018 and December 20, 2018 with the purpose of reducing share price fluctuations, minimizing possible temporary imbalances between market supply and demand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

The Program dated on August 8, 2018, established, that the maximum amount of the investment amounted to 5,000,000 and the maximum numbers of shares to be acquired were equivalent to 5% of the capital stock. At the end of this program the Bank had acquired 21,463,005 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 7,747,151 (nominal value:3,113,925).

The Program dated on October 17, 2018, established the start over of the repurchase of the Bank’s own shares, with the pending use of funds of the abovementioned Program, already expired. At the end of this program, the Bank had acquired 6,774,019 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 2,206,503 (nominal value: 995,786).

The Program dated on December 20, 2018, established that the maximum amount of the investment amounted to 900,000 and the maximum numbers of shares to be acquired were equivalent to 1% of the capital stock. At the end of this program the Bank had acquired 2,028,251 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 624,507 (nominal value: 298,196) of which, as of December 31, 2018 were settled 711,386 common shares for an amount of 205,979 (nominal value: 98,353), and in January 2019 were settled 1,316,865 common shares for an amount of 418,528 (nominal value: 199,843).

(2)	Related to capital stock decrease approved by the Shareholders’ Meeting of Banco Macro SA held on April 30, 2019 for an amount of 30,265, equivalent to 30,265,275 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, equivalent to all the own shares acquired as mentioned in section (1). On August 14, 2019 the Bank was notified that the capital stock decrease was registered at the Public Registry of Commerce.

(3)	Related to the capital stock increase through the issuance of 15,662 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, approved by Shareholders’ Meeting mentioned in (2), due to the merger effects between Banco Macro SA and Banco del Tucumán SA (see additionally note 2.4). On October 29, 2019 the Bank was notified that the capital stock increase was registered at the Public Registry of Commerce.

For further information about the composition of the Bank’s capital stock, see exhibit K “Composition of capital stock” to the separate financial statements.

30.	EARNINGS PER SHARE. DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the fiscal year.

To determine the weighted average number of common shares outstanding during the fiscal year, the Bank used the number of common shares outstanding at the beginning of the fiscal year adjusted, if applicable, by the number of common shares bought back or issued during the fiscal year multiplied by the number of days that the shares were outstanding in the fiscal year. Note 29 provides a breakdown of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the consolidated statement of income. See additionally note 40 and the Earning distribution proposal.

Dividends paid and proposed

Cash dividends paid during the fiscal years 2019 and 2018 to the shareholders of the Bank amounted to 6,393,978 (not restated) and 3,348,315 (not restated), respectively, which considering the number of shares outstanding to the date of effective payment that represents 10 and 5 pesos per share (not restated), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

The Shareholders’ Meeting held on April 30, 2020, resolved to distribute cash dividends for 12,788,268 (not restated), which considering the number of shares outstanding at the date of such resolution, represented 20 pesos per share (not restated). According to Communiqué “A” 7035, the Central Bank extended the suspension of payment on earning distributions up to December 31, 2020. Afterwards, through Communiqué “A” 7181, such suspension was extended up to June 30, 2021. As a consequence, the Shareholders’ Meeting held on October 21, 2020, resolved to distribute a supplementary cash dividend which will be calculated by multiplying the dividend of Ps. 20 per share already approved by the Shareholders’ Meeting held on April, 30 2020, by the coefficient obtained after dividing the most recent CPI published by the INDEC and informed by such entity to the date on which the BCRA issues its authorization for the payment, by the CPI for the month of April 2020. The aggregate amount to be distributed for this purpose may not exceed the amount of 3,791,722 (not restated). For further information see note 40.

31.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The above- mentioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds an 8.9440% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 11959 on February 27, 2020.

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 1,500 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may from time to time determine. On the other hand, the BCRA provided for the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

32.	RESTRICTED ASSETS

As of December 31, 2020 and 2019, the following Bank’s assets are restricted:

Item	12/31/2020	12/31/2019
Debt securities at fair value through profit or loss and other debt securities
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	146,459	131,191
• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 as of December 31, 2020 and Discount bonds in pesos regulated by Argentine legislation, maturing 2033 as of December 31, 2019, securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	61,180	205,446
• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 as of December 31, 2020 and Discount bonds in pesos regulated by Argentine legislation, maturing 2033, as of securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	39,368	159,736
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV	32,926	29,493
• National Treasury bills at discount in pesos maturity 01-29-2021, securing the transaction of MAE Futuro Garantizado CPC2	19,600

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

Item (contd.)	12/31/2020	12/31/2019
• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 for the contribution to the Guarantee Fund II in BYMA according to section 45 Law 26831 and supplementary regulations established by CNV standards (NT 2013, as amended)	3,192
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing a IDB loan of Province of San Juan No. 2763/OC-AR.		4,676
Subtotal debt securities at fair value through profit or loss and other debt securities	302,725	530,542

Other financial assets
• Mutual fund shares for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV	103,252	91,623
• Sundry debtors – Other	11,459	4,695
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for differences on turnover tax	827	1,126
Subtotal Other financial assets	115,538	97,444

Loans and other financing – non-financial private sector and foreign residents
• Interests derived from contributions made as contributing partner (2)	260,000
Subtotal loans and other financing	260,000

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	12,040,746	10,127,017
• Guarantee deposits related to credit and debit card transactions	1,317,869	1,098,129
• For securities forward contracts	695,748	1,466,345
• Other guarantee deposits	237,995	1,839,248
Subtotal Financial assets delivered as a guarantee	14,292,358	14,530,739

Other non-financial assets
• Real property related to a call option sold	216,420	436,648
Subtotal Other non-financial assets	216,420	436,648
Total	15,187,041	15,595,373

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	As of December 31, 2020 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

Moreover, on November 9, 2020 the Bank paid 12,638 for a call option which gives right to increase up to 24.99% the Bank’s interest in the capital stock of Fintech SGR.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

33.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

33.1.	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Red Surcos and Secubono). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Secubono) and certificates of participation (Arfintech).

As of December 31, 2020 and 2019, debt securities and certificates of participation in financial trusts for investment purposes, total 568,961 and 2,637,016, respectively.

According to the latest accounting information available as of the date of issuance of these consolidated financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

33.2.	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of December 31, 2020 and 2019, considering the latest available accounting information as of the date of these consolidated financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 6,641 and 12,462, respectively.

33.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor’s non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of December 31, 2020 and 2019, considering the latest available accounting information as of the date of these consolidated financial statements, the assets managed by the Bank amounted to 2,061,643 and 1,397,282, respectively.

33.4.	Trusts in which the Bank acts as trustee (management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of December 31, 2020 and 2019, considering the latest available accounting information as of these consolidated financial statements, the assets managed by the Bank amounted to 9,286,164 and 8,609,425, respectively.

34.	COMPLIANCE WITH CNV REGULATIONS

34.1	Compliance with CNV standards to act in the different agent categories defined by the CNV:

34.1.1	Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish) – Depositary company comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered).

Additionally, the Bank’s shareholders’ equity as of December 31, 2020 stated in UVAs amounted to 2,305,704,726 and exceeds minimum amount required by this regulation for the differents categories of agents in which the Bank is registered, amounting to 1,420,350 UVAs as of that date, and the minimum statutory guarantee account required of 710,175 UVAs, which the Bank paid-in with government securities as described in note 32 and the cash deposits in BCRA accounts 000285 and 80285 belogning to the Bank.

34.1.2	Operations of Macro Securities SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent (ALyC , AN – comprehensive and ACyD FCI).

Additionally, the shareholders’ equity of such Company as of December 31, 2020 stated in UVAs amounted to 24,312,085 and exceeds the minimum amount required by this regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

34.1.3	Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered as agent for the Administration of Collective Investment Products of Mutual Funds.

Additionally, the shareholders’ equity of this Company as of December 31, 2020 stated in UVAs amounted to 6,311,462 and exceeds the minimum amount required by this regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

34.1.4	Operations of Macro Fiducia SA

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, such Company is registered as financial trustee agent and non-financial trustee agent.

Additionally, the shareholders’ equity of such Company as of December 31, 2020 stated in UVAs amounted to 1,142,820 and exceeds the minimum amount required by General resolution No. 795 established in 950,000 UVAs. The minimum statutory guarantee account requires a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares. The CNV through General resolution No. 825, decided that the 50% of the amounts required as of December 31, 2020 and 2019, shall be credited and the Shareholders’ equity may not be less than 6,000.

34.2	Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end, except for the Inventory Book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended through December 31, 2017 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2017, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51.200, Pilar, Province of Buenos Aires).

34.3	As depositary of mutual funds

As of December 31, 2020 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds (see note 33):

Fund	Number of shares	Equity
Pionero Acciones	9,756,071	327,566
Pionero Argentina Bicentenario	343,298,122	836,673
Pionero Empresas FCI Abierto Pymes	261,731,584	1,475,402
Pionero FF	38,872,932	621,204
Pionero Gestión	996,810,463	1,081,486
Pionero Pesos	710,991,706	6,230,480
Pionero Pesos Plus	5,815,110,750	30,594,852
Pionero Renta	16,676,404	838,913
Pionero Renta Ahorro	97,409,727	1,882,603
Pionero Renta Ahorro Plus	961,427,834	4,326,701
Pionero Renta Estratégico	751,241,010	2,065,990

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

Fund (contd.)	Number of shares	Equity
Pionero Renta Mixta I	20,336,414	92,278
Pionero Ahorro Dólares	3,624,907	286,176
Pionero Renta Fija Dólares	3,108,507	191,867
Argenfunds Abierto Pymes	2,273,411,547	4,638,247
Argenfunds Ahorro Pesos	65,544,394	605,472
Argenfunds Liquidez	5,556,185,412	8,941,739
Argenfunds Renta Argentina	8,911,464	33,916
Argenfunds Renta Balanceada	257,312,382	1,046,268
Argenfunds Renta Dinámica	8,522	25
Argenfunds Renta Fija	198,066,516	3,045,372
Argenfunds Renta Flexible	440,119,193	1,418,107
Argenfunds Renta Global	8,983,257	33,192
Argenfunds Renta Mixta	43,881	28
Argenfunds Renta Pesos	199,849,796	1,334,857
Argenfunds Renta Total	833,924,833	860,190
Argenfunds Renta Variable	276,458,840	5,261
Argenfunds Retorno Absoluto	574,667,044	1,088,368
Argenfunds Renta Capital	23,013,791	1,991,021
Argenfunds Renta Crecimiento	23,949,324	1,911,422
Argenfunds Renta Mixta Plus	353,432	23,928

35.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for December 2020 are listed below, indicating the amounts as of month-end of the related items:

Description	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	49,994,923
Other debt securities
Liquidity letters of Central Bank of Argentina	47,216,670
Government securities computable for the minimum cash requirements	17,725,006
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	12,040,746
Total	126,977,345

36.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their financial statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

Next follows a description of the situation of Banco Macro SA as of December 31, 2020:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016. Penalty amount: 30,608.

Reason: control observations over subsidiaries.

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

Status: pending resolution before the BCRA. On 04/07/2016, we filed the defenses and evidence. On 05/18/2016 we requested on behalf of Mr. Delfín Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued. On 09/09/2020 – notified on 02/22/2021, the BCRA filed Resolution No. 132/20 which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. Such resolution will be lodged in 15 business days.

Penalties imposed by the BCRA

Financial summary proceedings: No. 1401 dated 08/14/2013.

Reason: alleged failure in financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Penalty amount: 2,400.

Proceeding filed against: Banco Macro SA and the members of the Board (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

Status: on 03/02/2015 the BCRA passed Resolution No. 183/15 imposing fines to the Bank. Therefore and against such resolution, a direct appeal was filed to the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish). Courtroom IV of the CNACAF sustained the appeal filed by the Bank and annulled the decision imposing the fines to the Bank. Consequently, the BCRA filed a federal extraordinary appeal, which was dismissed. Finally, BCRA lodged a motion for reconsideration of dismissal of the extraordinary appeal with the Argentine Supreme Court (CSJN, for its acronym in Spanish). On 07/30/2020 the CSJN dismissed the denial complaint for the extraordinary appeal filed by the BCRA. As of the date, the file is finished.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 62/2009 dated 01/16/2009.

Reason: observations on the purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718.

Penalty imposed on: Banco Macro SA and those in charge of anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: the UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. After successive remedies filed by the Bank, part of the fines were dismissed in relation to statute-barred periods, and the decision became final on 06/25/2019; therefore, the case file will be submitted to the UIF to readjust fines to the open period. As of the date, is pending that UIF readjust the fines related to transactions performed during the period beginning on 3/5/2007 and since 4/17/2007 to 8/22/2007 according to Courtroom III resolution of CNACAF dated 10/31/2016.

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330.

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance (Luis Carlos Cerolini – both as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini –as Directors of Banco Macro SA).

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by Messrs. Carballo and Magnanini. Against such resolution, the Bank and the individual responsibles filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. The term to file the federal extraordinary appeal against such resolution is already running. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. Against such resolution, on 10/03/2019 the Bank filed an appeal to Argentine Supreme Court, which is pending resolution from CSJN.

Although the above described penalties do not involve material amounts, as of the date of issuance of these consolidated financial statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 718 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”.

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Statutory Audit Committee and the person/s responsible for market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. To the date hereof this action is still pending resolution.

File: 2577/2014 (CNV Resolution No. 18863) dated 07/20/2017.

Reason: potential non-compliance with de provisions of section 59, Law 19550, and paragraph 1 of Chapter 6 Section 19 of Article IV of Chapter II of CNV Rules (Revised 2013, as amended) in force at the time of the issues under analysis.

Persons subject to summary proceedings: Banco Macro SA, in its capacity as custody agent of collective investment products of mutual funds, regular directors and regular members of the Statutory Audit Committee (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Federico Pastrana, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Antonio Alvarez Agis, Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele).

Status: On May 22, 2019, the CNV (Argentine Securities Commission) issued Resolution No. 80/2019, whereby a warning penalty was imposed on the persons subject to the summary proceedings (except for Delfín J. E. Carballo and Federico Pastrana, as to whom the lack of capacity to be sued was sustained). On 6/7/2019, the Bank, its directors and statutory auditors filed a direct remedy requesting the abrogation of the penalty. The file was submitted to the CNACAF Courtroom II, which issued the resolution for the commencement of proceedings on 19/09/2019. The CNV has answered the served of the direct appeals filed by the Bank and Argenfunds. The Bank has requested that the file move to analyze in order to issue a final decision.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended).

Persons subject to summary proceedings: Banco Macro SA, members of the Management Body during the period that is the subject matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as Compliance Officer and member of the Management Body).

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it imposed fines to responsibles. Against such resolution, the Bank, its Board of Directors and its Statutory audits filed a direct appeal on 06/12/2019, requesting a repeal of the penalty imposed. Such appeal is in process at CNACAF. The file was submitted to Courtroom IV of CNACAF that received the proceedings on 06/21/2019. The direct appeal filed was notified to UIF on 12/3/2019. On 02/19/2020, the UIF answered the mentioned served and after that the file was passed to the Public Attorney. On 07/29/2020, the case file returned from the Public Prosecutor’s Office to be analyzed by the court in order to issue a decision.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 1/15/2016.

Reason: alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Marcos Brito and Emmanuel Antonio Álvarez Agis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

Status: on 05/17/2018 UIF passed resolution No. 13/2016, whereby it filed the summary proceedings related to observations over an overall inspection performed by BCRA. On 06/15/2018, the responsibles filed their defenses. On 7/2/2018, the UIF sustained the lack of capacity to be sued of Delfín Jorge Ezequiel Carballo, discarding his responsibility in this summary proceeding. The proceedings were opened to the production of evidence and closing of the evidence stage; on September 2018 the defendants lodged their memorial. On 01/08/2021 UIF filed Resolution No. 80 which imposed a fine to the Bank and the other responsibles. Against such resolution, the Bank will be filed a direct appeal to CNACAF. On 01/26/2021 through BCRA account, the fine was paid for an amount of 60.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emanuel Antonio Alvarez Agis, Constanza Brito and Luis Carlos Cerolini.

Status: On 10/02/2019, Banco Macro SA and the individual responsables were passed of the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. To date, the plea filed in relation to the statute of limitations has not been resolved yet, and no initial notification has been issued yet. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social and preventive lockdown declared in the country due to Covid-19 pandemic (DNU 297/2020), until 11/29/2020, included. On 11/30/2020, terms were resumed (DNU 876/2020).

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

37.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded by Banco Macro SA in these consolidated financial statements amount to:

Corporate Bonds	Original value			Residual face value as of 12/31/2020		12/31/2020	12/31/2019
Subordinated Resettable – Class A	USD	400,000,000	(a.1)	USD	400,000,000	34,300,292	33,098,040
Non-subordinated – Class B	Ps.	4,620,570,000	(a.2)	Ps.	2,889,191,000	2,430,823	3,950,950
Non-subordinated – Class C	Ps.	3,207,500,000	(a.3)	Ps.	2,413,000,000	2,496,078	3,570,870
Total						39,227,193	40,619,860

a.1)	On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars).

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

a.2)	On May 8, 2017, under the Global Program mentioned on item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class B not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

On October 17, 2018 and October 16, 2019 the Board of Directors decided to pay off these corporate bonds for a face value of pesos 1,229,518,000 and pesos 501,861,000, respectively, equivalent to the amount of purchases made as those dates.

As of the date of issuance of these consolidated financial statements the Bank made purchases of this issuance for a face value of pesos 511,495,000, with a remaining outstanding face value of pesos 2,377,696,000.

a.3)	On April 9, 2018, under the Global Program mention on item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class C, for a face value of pesos 3,207,500,000, at an annual variable rate equivalent to the sum of (i) Badlar private rate applicable for the related accrued period; plus (ii) applicable margin of 3.5% p.a., fully amortizable upon maturity (April 9, 2021). Interest will be paid quarterly for the periods due on July 9, October 9, January 9 and April 9 of every year, beginning on July 9, 2018.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

In addition, on October 16, 2019 and January 29, 2020, the Board of Directors decided to pay off these corporate bonds for a face value of pesos 750,500,000 and pesos 44,000,000, respectively.

As of the date of issuance of these consolidated financial statements, the Bank made purchases of this issuance for a face value of pesos 86,849,000, with a remaining outstanding face value of pesos 2,326,151,000.

The Shareholder´s Meeting held on April 27, 2018, resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for a face value from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determinated by the Board of Directors in due time. During the meeting held on April 10, 2019 the Board of Directors decided to use the maximum amount of the Global Program for the Issuance of Corporate Bonds approved on April 27, 2018, i.e., U$S 1,000,000,000 (one billon US dollars) or an equal amount in other currencies or value units, for the issuance of Corporate Bonds under CNV frequent issuers system.

38.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 6, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off Balance sheet transactions as of December 31, 2020 and 2019:

Item	12/31/2020	12/31/2019
Custody of government and private securities and other assets held by third parties	184,427,915	110,822,511
Preferred and other collaterals received from customers (1)	84,474,882	75,613,250
Outstanding checks not yet paid	7,536,159	10,919,866
Checks already deposited and pending clearance	3,818,869	4,107,423

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

39.	TAX AND OTHER CLAIMS

39.1.	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	Ex-officio turnover tax assessments in progress and/or adjustments pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these consolidated financial statements.

39.2.	Other claims

In addition, before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the CABA, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. It is currently pending with the Argentine Supreme Court.

Moreover, the Bank is also subject to three class actions initiated by consumers’ associations for the same purpose, all of them currently pending with Commercial Court No. 7 in and for the CABA, Clerk’s Office No. 13: a) Adecua v, Banco Macro on ordinary proceedings, File No. 20495/2007; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v, Banco Macro on summary proceedings, File No. 37729/2007; c) Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

Furthermore, in other case the Bank was challenged for charging credit card users until December 2014 a commission for “purchase limit excess” that consisted of a percentage over the purchase limit excess amount. It was styled “User and Consumer Union et. al v. Banco Macro SA on summary proceedings” [Unión de Usuarios y Consumidores y otro c/ Banco Macro SA s/ Sumarísimo], file No. 31958/2010, pending with Commercial Court No. 1 in and for the CABA, Clerk’s Office No 1. On 03/15/2019 a court order was passed against the Bank from a trial court that ordered the reimbursement for all the collected amounts plus VAT and interest. Although this court decision was appealed, the Entity understands that there is a low probability that a favorable ruling shall be obtained from the trial court, as the Entity became aware of that the Court of Appeals approved related actions against other two banks, an agreement was reached and filed for court-approval effects on 11/03/2020. On such agreement, the Bank compromised to reimburse to credit card users for the period from August 2007 to December 2014, the amounts collected over the abovementioned concepts plus VAT over such commissions and interest calculated at the average current rate for Documents transactions in force at the Banco de la Nación Argentina. On August 26, 2020, the agreement was approved by the judge. On October 28, 2020, the first stage of the agreement was fulfilled while the second stage will be fulfilled in the next 12 months.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these consolidated financial statements.

40.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

In accordance with the BCRA accounting framework, the IAS 29 is applied since fiscal year 2020. Considering that, for regulatory purposes, there is no statutory computable earnings to allocate legal retain earnings. Therefore, the upcoming Shareholders’ Meeting shall not increase the legal earnings.

b)	Through BCRA rules related to Earnings distribution of financial entities, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, as established by BCRA Communiqué “A” 6768, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions assesses the potential effects of the application of IFRS according to Communiqué “A” 6430 (section 5.5 IFRS 9 “Impairment”), the reduction of the lower loss allowances and a higher computable equity (RPC, for its acronym in Spanish) as a consequence of the application of Communiqué “A” 6946 section 2, as amended, for payroll financing to microenterprises and the restatement of financial statements according to Communiqué “A” 6651 in accordance with accounting standards established by Communiqué “A” 6847 and the guidelines to apply the restatement procedures established by Communiqué “A” 6849.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

In addition, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, which was created a special reserve, and its balance as of December 31, 2020 was 7,279,036 (nominal value: 3,475,669).

The maximum amount to be distributed shall not be over the minimum capital excess recalculating, exclusively for these purposes, the position in order to consider the above-mentioned adjustments, among other issues.

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

As of December 31, 2020, the related adjustments to be made on unappropriated retained earnings of Banco Macro SA are as follows:

i.	Debit amounts of the accounting items recognized in “Other comprehensive income” amounted to 5,691,362.
ii.	The positive net difference between the amortized cost and the fair value amounted to 35.
iii.	Profit originated for the first-time application of IFRS, included as a special reserve amounted to 7,279,036.

In addition, through Communiqué “A” 7181, the BCRA established the suspension of earning distribution of financial entities up to June 30, 2021.

c)	Pursuant to CNV General Resolution No. 622, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the Legal earnings retained or a combination of any of these applications.

In compliance with the abovementioned the General regular Shareholders’ Meeting held on April 30, 2020, approved cash dividends distribution (the Dividend) for 12,788,268 (not restated), that represents 20 pesos per action at the General regular Shareholders date, and delegated into the Board of Directors to establish the effective date that the cash dividends will be available to the shareholders, according to their holdings. The abovementioned cash dividends distribution is pending resolution for the BCRA, considering, in addition, what was established by Communiqué “A” 7181 abovementioned.

On October 21, 2020, the Extraordinary Shareholders Meeting was celebrated and it resolved to approve a supplementary cash dividend (the Supplementary Dividend) in order to increase the dividend amount decided by General regular Shareholders’ Meeting held on April 30, 2020. The Supplementary Dividend will be calculated by multiplying the dividend by the coefficient obtained after dividing the most recent CPI published by INDEC and informed by such entity to the date on which BCRA issues its authorization for the payment of the Dividend and the Supplementary Dividend, by the CPI for the month of April 2020. The difference arising between the amounts obtained after the above described calculation and the Dividend shall determine the amount of the Supplementary Dividend. The aggregate amount to be distributed as Supplementary Dividend may not exceed the amount of 3,791,722, which will be derecognized from the voluntary reserve for future distributions of earnings.

41.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As financial institution, the activities of Banco Macro SA are governed by the Financial Entities Law No. 21,526, as supplementary, and the regulations issued by the BCRA. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines) as supplementary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

The Bank publicly trades its shares on the Buenos Aires Stock Exchange (BCBA, for its acronym in Spanish) and, thus, it is subject to the regulations issued by the CNV.

Through General Resolution No. 797/17, the CNV established the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV annually requires the issuance of a report in which financial institutions have to explain how the recommendations are implemented or to explain the reasons why it decided not to adopt the good practices described in such resolution. The Bank annually publishes a document called Corporate Governance Explanatory Report together with the Annual Report to the Shareholders for the fiscal year, required by regulations, which is available on the Bank’s website and on that of such enforcement agency.

This regulation reinforces the notions contained in Capital Markets Law establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial entities and financial intermediaries”.

On the other hand, as the Bank lists its shares on the NYSE, qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

The main guidelines under the BCRA standards contemplated in the revised text “Financial Entities Corporate Governance Guidelines”, as supplementary, are as follows:

•	Ownership structure

As of December 31, 2020, the Bank’s shareholders are:

FULL NAME/ CORPORATE NAME	Participating Interest	Voting Interest
Trust “Trust JHB” (1)	17.28	19.65
Carballo Delfín Jorge Ezequiel	17.47	19.19
ANSES FGS Law No. 26425	28.80	26.90
Grouped shareholders (Local Stock Exchanges)	9.72	9.28
Grouped shareholders (Foreign stock exchanges)	26.73	24.98

(1)	As of the date of issuance of these consolidated financial statements and due to the passing of Mr. Jorge Horacio Brito on November 20, 2020 and as a testamentary disposition, his shares were transferred, ad referendum of BCRA, to a management trust named “Trust JHB”, which the beneficiaries are his forced heirs.

•	Board of Directors and Senior Management

The Bank’s Board of Directors is currently made up of 13 regular members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are nominated and appointed by the Shareholders’ Meeting. Once elected, the BCRA must confirm the designation of the Directors, expressly authorizing them to accept the designation, pursuant to the terms as to experience and knowledge, contained in the rules CREFI 2-Creation, Operation and Expansion –XV- Financial Entities Authorities.

Name	Position
Delfín Jorge Ezequiel Carballo	Chairman
Jorge Pablo Brito	Vice chairman
Carlos Alberto Giovanelli	Director
Nelson Damián Pozzoli	Director
Fabian Alejandro de Paul (*)	Director
Constanza Brito	Director

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

Name	Position
Guillermo Stanley	Director
Mario Luis Vicens (*)	Director
Delfín Federico Ezequiel Carballo	Director
Santiago Horacio Seeber	Director
Ramiro Tosi (*) (**)	Director
Mariano Ignacio Elizondo (*)	Director
Guillermo Merediz (*) (**)	Director
Juan Santiago Fraschina (*) (**)	Alternate director
Alan Whamond (*)	Alternate director

(*) Independent directors

(**) Designated by Anses-Fgs

Directors should be morally suitable, experienced and knowledgeable in the banking business and meet the requirements established in the effective regulations, issued by the BCRA. Compliance with these requirements is assessed when the Shareholders’ Meeting appoints the directors and on a regular basis during their term of office.

At present, six Directors are independent, pursuant to the provisions of the CNV rules and regulations and the provisions of the Financial Entities Corporate Governance Guidelines issued by the BCRA.

Senior Management is directed by a General Manager designated by the Board and includes as well officers reporting directly to the general manager, forming the Senior Management, as well as officers of four staff areas reporting directly to the Board. Members are detailed below:

Gustavo Alejandro Manríquez	CEO
Gerardo Adrián Álvarez	Human resources and administration manager
Alberto Figueroa	Internal audit manager
Ernesto López	Legal manager
Ana María Magdalena Marcet	Credit risk manager
Juan Domingo Mazzón	Government and Management control manager
Ernesto Eduardo Medina	Operations and system manager
María Milagro Medrano	Institutional relations and commercial banking manager
Francisco Muro	Distribution and sales manager
Jorge Francisco Scarinci	CFO
Agustín Devoto	Investment banking manager
Adrián Mariano Scosceria	Corporate banking manager

• Committees

The corporate by-laws state that the Board of Directors may establish such Committees as it deems appropriate for the business of the Bank, as well as appoint their members. The Bank currently features the following Committees:

Committee	Functions
CNV Audit / SEC	They are established in Capital Markets Law as supplementary.
Internal Audit	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.
Risk Management	It is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

Committee	Functions
Assets and Liabilities	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.
IT	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.
Credit	Approving credit transactions based on credit capacity.
Legal Recovery	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting derecognitions
Personnel Incentives	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.
Ethics and Compliance	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.
Corporate Governance and Designations	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.
Anti-money Laundering of assets and terrorism financing	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.
Financial Services User Protection	The duties of this Committee include those related to ensure the existence and maintenance of a financial services user protection process and a customer service system.

•	Code of ethics

The Bank has established a Code of Ethics for directors and senior management, expecting that their members act according to the highest standards of personal and professional integrity in all aspects of their activities; to comply with the applicable law, to discourage reproachable behaviors and to comply with the Bank’s Code of conduct and other policies and procedures governing employee conduct. This Code of ethics is supplemental to the Bank’s Code of Conduct.

•	Code of Conduct

The Entity promotes a work environment where responsibility, execution, commitment, results, loyalty, honesty, good communication and teamwork are encouraged.

The goal is to base daily relationships on mutual respect, trust and cordial and simple behavior, between coworkers and bosses as well as with suppliers and customers, developing all the activities with the highest ethical working and personal principles.

In that direction, the Code of Conduct is intended to establish the principles and values that all Bank members must comply. The trust provided by shareholders, customers and the general public depends to a large extent on compliance with these principles.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

•	Ethical line

According with ethical behavior standards, it was implemented for the Bank and its subsidiaries, Macro Securities SA, Macro Fondos SGFCI SA, Macro Fiducia SA and Argenpay SAU, an Ethical line or a report channel, which is managed by an external third party, ensuring compliance with anonymity and confidentiality principles.

Reports are received by the Ethical and Compliance Committee, who takes knowledgment of them, as well as the resolution of cases, following the protocols.

Branches

As of the date of issuance of these consolidated financial statements, the Bank has 463 branches throughout the entire country.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in note 3 to these consolidated financial statements.

Business lines

The Bank’s business lines and transactions with trusts are mentioned in notes 1 and 33, respectively.

•	Incentive practices

The Bank adopts a compensation policy that comprises fixed and variable compensation; the latter is granted within the framework of an objective and competency assessment process.

The variable compensation program, in the context of the compensation policy, is consistent with the Bank’s mission, values, organization, objectives, long-term business sustainability, strategy, control environment and the prudent assumption of risk. It is aimed at recognizing the extraordinary performance displayed by employees according to:

✓	Their contribution to the results reached

✓	Their management in keeping with the Bank’s mission and values

The key variables in determining compensation are:

✓	The level of responsibility and complexity of the position

✓	The person’s competencies and potential

✓	The person’s performance and outcomes

✓	The position with respect to the benchmark market

✓	The results reached by the Bank

The Incentives Committee is in charge of ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks.

The Bank aims at compensating personnel ensuring performance recognition, internal equity, competitiveness, productivity, efficiency and added value.

•	Role of financial agent

The Bank acts as financial agent in the Provinces of Misiones, Salta, Jujuy and Tucumán and the Municipalities of San Miguel de Tucumán and Yerba Buena.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

•	Corporate Sustainability Policy

The Bank is aware of its responsibility towards the surrounding communities. The Corporate Sustainability area promotes this development by fostering and implementing policies and actions that exert a positive social, environmental and economic impact.

Thus, it engages in constant dialogue with the different areas and stakeholders with the ultimate goal of creating social value and drafting policies aimed at promoting a fair, supporting and equal world.

These sustainability values are disclosed in the Comprehensive Report as a major milestone to align the financial information (in documents such as the Letter to the Shareholders and financial statements) and ensure their integration and consistency with corporate sustainability.

•	Anticorruption policy

Pursuant to Law No. 27401 (Law on Corporate Criminal Liability), the Board establishes that officers and employees of the Bank and its subsidiaries shall not offer to pay, pay or authorize the payment of money or anything of value to (public) officers to obtaining or keeping a business. It also extends these guidelines to the private sphere. These principles are contained in the Code of Ethics for directors and senior managers, and the Code of Conduct for all employees. Besides, the Bank has a Code of Conduct for suppliers.

The laws of other jurisdictions with similar prohibitions apply, especially the Foreign Corrupt Practices Act (FCPA) because Banco Macro S.A. is a foreign company that lists its shares in the NYSE and is subject to SEC control and oversight.

The Group companies that wish to perform any transaction involving any public administration officer, public agency or public company, either Argentine or foreign, shall communicate this event in advance to the Board through the General Manager and inform, before the transaction is conducted, the agents or intermediaries that may be involved in the transaction. The Bank also has a manual with guidelines for interacting with public officers.

This communication duty is not mandatory for the transactions derived from agreements with provincial financial agents (except for the subscription of framework agreements), ordinary bank transactions (for example, payroll processing) and the transactions that do not pose any major risk due to the minimum amounts involved.

These anticorruption policies, although they are aimed at transactions within the public sector, also apply to transactions between private parties, as specifically set forth in the Code of Ethic and the Code of Conduct.

The Bank has in place an Anticorruption Policy and an Integrity Program. The Ethics and Compliance Committee will be responsible for its adoption, follow-up and period reporting to the Board.

•	Transactions with related parties – Policy on conflict of interest

As an authorized financial institution, Banco Macro SA complies with the provisions and reporting requirements established in Financial and Foreign Exchange Entities Act No. 21526 and the regulations issued by the regulatory agency (BCRA).

As established by law (Argentine Business Company Law No. 19550), specific applicable regulations (Capital Markets Law, as supplementary), professional accounting standards (Technical Resolution No. 21), IAS 24 and best practice recommendations, the Bank reports on the transactions with related parties in notes to the financial statements. Such transactions are carried out under usual market conditions. See also note 13 to these consolidated financial statements and note 13 to the separate financial statements.

Under current Argentine legislation, directors are required to perform their duties with the loyalty and diligence of a prudent business man. Directors are jointly and severally liable to the Bank, the shareholders and third parties for a poor performance of duties and infringements to the law, bylaws and regulations, as the case may be, and are responsible for repairing the damages caused by fraud, abuse of authority or negligence.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

The loyal duties of a director are considered to include: (i) the ban from using corporate assets and the confidential information to which he/she may have access for personal purposes; (ii) the ban from taking advantage or, due to errors or omissions, allowing a third party to take advantage of the Bank’s business opportunities, (iii) the obligation of acting as director only for the purposes established in the law, the Bank’s bylaws or the intention of the shareholders or the Board of Directors; and (iv) the obligation of taking extreme care so that the acts conducted by the Board of Directors have no direct or indirect effects against the Bank’s interests.

A director should notify the Board of Directors and the Audit Committee about any conflict of interest such director may have in a transaction proposal and should refrain from voting on the matter.

•	Public information

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Conocenos” – Relaciones con Inversores) and additionally, some guidelines are disclosed in other notes and exhibits to these consolidated financial statements. Moreover, the Bank’s public information is disclosed on the websites of the BCRA (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

In addition, the Bank publishes the Market Discipline Report, pursuant to the guidelines established by the BCRA for such information regime, in accordance with the criteria of the Basel Banking Supervision Committee, which is available in the Bank’s website.

Integral Risk management

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank resolved the creation of a Risk Management Committee. The Bank has appointed a Risk Manager who reports directly to the Board of Directors.

Its duties include ensuring that an independent risk management be established, establishing policies, procedures and measurement methodologies and report systems which allow the identification, measurement and monitoring of the risk under its charge and also, the duties of each organizational level in the process.

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up on the exposure to each limit by the persons in charge, the preparation of regular reports for the Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts and the guidelines for developing stress tests.

The system is supplementary with policies and procedures specific to each risk (Financial, Credit, Operational, Counterparty Credit, Country Risk, Securitization, Reputational, Compliance, Strategic Risks, among others).

In addition, the Credit Risk Management area is in charge of interpreting, executing and guaranteeing the application of the General Credit Policy as approved by the Board of Directors, pursuant to the internal and external standards and regulations on the matter. Credit Risk Management reports functionally to the General Manager.

Risk Management

The Risk Management area is in charge of the Financial Risk, Credit Risk and Operating and Technology Risk areas.

The main procedures carried out by the Risk Management Department are:

•	Stress tests

The process of stress test includes documenting and formalizing the program as well as the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also contemplates the Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

•	Economic Capital Calculation

The Risk Management Department estimates the economic capital for each one of the individual risks (Market, Liquidity, Interest Rate, Credit, Counterparty Credit, Concentration, Operational, Securitization, Strategic and Reputational) determined for the Bank on a consolidated basis with its subsidiaries with the same scope as the regulation. The methods used to deal with subsidiaries are exactly the same.

The economic capital sufficiency evaluation process is an integral part of the corporate governance and risk management culture of the entities.

Quantified economic capital was implemented as a formal procedure, both currently and prospectively, and is a tool used in the day-to-day management of risks, in preparing the Business Plan and the Stress Tests.

The methods used to measure the economic capital of each risk were documented and approved by the Management, pursuant to the internal rules on Corporate Governance and Risk Management.

The results must serve to support decision-making, including strategic decisions adopted by the Board and the Senior Management. In this way they may:

-	Estimate the level and trend of the relevant risks and the effects thereof on capital needs.

-	Evaluate the reasonability of the basic assumptions used in the capital measuring system and the sensitivity of the results to changes in those assumptions.

-	Determine whether the Bank has sufficient regulatory capital to cover the different risks and if it meets the capital sufficiency goals required.

-	Consider its future capital requirements based on the risk profile and, according thereto, introduce the necessary adjustments into the strategic plan.

The essential elements of the capital evaluation include:

-	Policies and proceedings ensuring the risk management process.

-	A process connecting economic capital with risk level.

-	A process establishing capital sufficiency goals based on the risks, taking into account the strategic approach and the business plan.

-	An internal control process, in order to secure a comprehensive risk management.

The Bank actively uses guarantees to mitigate its credit risk.

Excessive risk concentration:

To avoid excessive risk concentrations, the Bank’s policies and procedures include specific guidelines to focus on keeping a diversified portfolio. The identified credit risk concentrations are controlled and managed accordingly. The selective coverage is used at the Bank to manage risk concentrations both in terms of relationships and industry.

In addition, note that the Bank meets the provisions established by the BCRA as regards maximum assistance limits to given groups of debtors, in order to atomize the portfolio, reducing credit risk concentration.

The main types of risks that the Bank is exposed to are those related to credit risk, liquidity risk, market risk, interest rate risk, foreign currency exchange rate risk, and operational risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

Minimum capital requirements:

The table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of December 2020, together with the integration thereof (computable equity) as of the end of such month:

Description	12/31/2020
Minimum capital requirements	41,357,542
Computable equity	173,448,698
Capital surplus	132,091,156

The following are the policies and processes aimed at identifying, assessing, controlling and mitigating each one of the main risks:

41.1 Credit Risk

Credit risk is that which that the Bank will incur a loss because its customers or counterparties fail to discharge their contractual obligations.

The Bank manages and controls credit risk by setting limits on the amount of risk it is willing to accept and by establishing indicators for monitoring.

The Board approves the credit and risk assessment policy to provide a framework to generate businesses to achieve a proper relationship between the risk assumed and profitability. The Bank has procedure manuals detailing the related guidelines, compliance with effective regulations and limits set. The goals are:

•	Achieving an adequate portfolio segmentation per type of customer and economic sector.

•	Enhancing the use of tools to analyze and assess risk that best adjust to the customer’s profile.

•	Establishing consistent guidelines to grant loans following conservative parameters based on the customer’s solvency, cash flows and profitability in the case of companies, and revenues and equity in the case of individuals.

•	Establishing limits to individual powers to grant credits according to their amount, tending to the existence of specific committees, which, according to their scope of influence, will define the levels of assistance.

•	Enhancing the quality of the risk assumed, with proper guarantees according to the term of the loan and the level of risk involved.

•	Monitoring on an ongoing basis the loan portfolio and customer level of compliance.

Credit risk management involves the existence of a structure with the characteristics needed to attain the organizational goals during the stages of the credit cycle: admission, follow-up, monitoring and recovery.

The risk assessment process is differentiated based on whether customers belong to Corporate Banking or Retail Banking.

To assess Corporate Banking customers, the Bank has different methods involving different responsibility levels that become increasingly complex according to the size of the transactions in terms of assistance types and amounts, weighed by terms and hedges with guarantees.

When transactions in amount the instances of authorization by delegated powers or through the decentralized risk analysis, ratings are approved in the Credit Committees. The powers vested on the different decision-making bodies are continuously reviewed to adjust them to the Bank’s volume of transactions and thus improve credit rating.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

The risk analysis of assistance addressed in the Credit Committees is carried out at the Corporate Risk Management Department by specialized risk analysts that prepare separate risk reports per customer or group of companies, which are provided to Committee members to support the credit decisions made.

Risk reports include, at least, information regarding the use of loans and their source of repayment, the debtor’s historical and current behavior and the group of companies to which it belongs; the debtor’s repayment capacity based on cash flows; the guarantees that will cover the transactions, the ownership status, the enforcement possibilities and their sensibility to the changes in the economy; the market in which the debtor operates and the debtor’s position, and the debtor’s equity, economic and financial position and possibility of accessing loans.

The Committees’ resolutions include the terms and conditions applicable to the assistance in terms of the amount, currency, terms, guarantees and follow-up provisions, among others. The decisions are based on the debtor’s cash flows and payment capacity and only to a secondary extent on debtor’s equity and risk mitigating factors.

Credit risk assessment for Retail Banking customers, assessment systems are based mainly on a qualification score related to a probability of default and certain maximum indebtedness and installment/income relationship rules.

There are specific rules regarding the debtor’s file integration to duly document the data entered into the assessment systems. Credit risk officers also define a credit power system based on the margins to be approved and, if applicable, the exceptions admitted.

The Bank adopts processes to detect interrelated debtor groups with correlated risk (group of companies) and to group risk exposures with the same debtor or counterparty in different lines of credit.

Before the transactions are settled, a series of controls are implemented to reduce related credit and operating risks and classify transactions within the technical relationships regulatory framework.

The Bank implements a formal, robust and well-defined process to manage nonperforming loans. These procedures are differentiated based on the type of portfolio and delinquency status.

To mitigate credit risk, guarantees are requested on agreed financing. A particular area of the Credit Risk Management Department manages all guarantees received by the Bank and assesses and updates regularly the appraisal value and effective term to monitor the quality of risk mitigators.

Debtor classification according to the BCRA:

As a general regulatory policy for classifying debtors, the Bank follows BCRA related regulations, which provide grouping levels in decreasing order of quality, in direct relation to the customer’s uncollectibility risk.

Classification guidelines also vary depending on whether they are commercial loans or consumer or housing loans.

The basic criterion to classify the commercial portfolio is the future payment capacity of the commitment assumed. The Bank reviews the classification of customers included in this portfolio according to the minimum regularity established by the BCRA, which provides as general rule an annual review of such classification, growing to a semiannual or quarterly frequency based on the increasing order of the debt.

According to their risk of default, the commercial portfolio is classified as follows:

1-Performing

2-a) In a watch list

2-b) Under negotiation or with refinancing agreements

2-c) Under special treatment

3-Nonperformign

4-With high insolvency risk

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

5-Irrecoverable

To classify the customers of the consumer portfolio and the commercial portfolio with payables of up to 72,640, for which the BCRA authorizes the Bank to follow a simplified method comparable to a consumer loan portfolio, the BCRA defines classification levels according to the days of arrears recorded at the end of the month.

1-Performing: Up to 31 days

2-Low risk: Up to 90 days

3-Medium risk: Up to 180 days

4-High risk: Up to 1 year

5-Irrecoverable: Over 1 year

In the context of the healthcare emergency derived from COVID-19 pandemic, through Communiqué “A” 6938, as amended, the BCRA loosened, in a transitory manner, the classification of debtors, increasing into 60 days the arrears allowed to Stage 1, 2 and 3 for both commercial and consumer and housing portfolios. The classification criteria were established as follows:

1-	Performing: Arrears in payment under 91 days.

2-	Low risk: Arrears in payment from 91 days to 150 days as from expiry.

3-	Medium risk: Arrears in payment from 150 days to 240 days.

4-	High risk: Arrears in payment from 240 days to 1 year.

This system will remain effective through March 31, 2021.

Credit risk allowances of the loan portfolio

As from 2020, the Bank’s policy concerning credit risk allowances is grounded on the calculation of ECL based on analytical models (statistical models related to loan portfolio management) pursuant to IFRS 9. According to the guidelines in section 5.5. on Impairment (including the principles and methods to recognize ECL due to significant increases in risk and the subsequent impairment of financial assets for ECL), the Bank recognizes the impairment of its financial assets. Under no circumstance can credit risk allowances thus calculated be lower than the minimum allowances established by the BCRA in the revised text of minimum loan loss reserves. Should they be lower, the difference is not booked as loan losses in the financial statements, but rather as a deduction of computable equity under BCRA regulations.

The loss allowance for ECL is based on credit losses expected to arise during the life of an asset (lifetime ECL), unless there was no significant increase in credit risk since initial recognition, in which case the loss allowance is based on 12-month ECL.

The following chart shows the distribution of loan loss allowances according to the type of financial instrument as of December 31, 2020, and 2019:

	12/31/2020	12/31/2019
Loans and other financing	10,022,610	6,901,953
Loans commitment	17,207	23,514
Other financial assets	18,929	14,032
Other debt securities at amortized cost	1,343	2,637
	10,060,089	6,942,136

The Credit Risk Management manages credit risk, which consists of identifying, assessing, following up, controlling and mitigating this risk across credit cycle stages.

The Credit Risk Management Office designs and develops ECL models. It reports to the Credit Risk Management, which is also in charge of designing and calculating rating and scoring models to quantify credit risk and the measures to calculate PD, EAD and LGD, as well as other models to calculate the impact of the prospective view.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

The Administration and Credit Operation Management, through the Credit Review area, analyze the entire portfolio under individual assessment and classify customers in different credit risk stages. Together with the Corporate Risk and Credit Recovery Management Departments (that contribute their view from a standpoint of risk assessment and recovery management), they calculate ECL for corporate customers in stage 3.

The definitions and assessment of ECL are regularly presented to the Risk Management Committee, which approves the model methodologies, adjustments and validation.

41.1.1	Assessment of credit risk impairment

41.1.1.1	Definitions of significant increase in risk, impairment and default

The Bank recognizes the impairment of its financial assets according to point 5.5. of IFRS 9. To such end, the Bank calculates the ECL of financial instruments over a three stage risk model based on the changes in credit quality detected since the initial recognition, as summarized below:

•	Stage 1: includes financial instruments which credit risks have not increased significantly since initial recognition;

•	Stage 2: includes financial instruments which credit risk increased significantly but it is not yet considered credit-impaired, and

•	Stage 3: comprises credit-impaired financial instruments.

The Bank measures ECL according to the following definitions:

•	For financial instruments included in Stage 1, the Bank measures ECL as the portion of lifetime ECL that result from potential default events within the next 12 months.
•	For financial instruments included in Stages 2 and 3, the Bank measures lifetime ECL.
•	To calculate ECL, prospective information is considered according to IFRS 9.

Staging by PD comparison:

The significant increase in credit risk is assessed by comparing PD at origin with the PD at observation date adjusted prospectively. The Bank considers that there is a significant increase in credit risk when there is more than one level of variation in the customers’ risk category, except for certain low-risk customers (reduced PD) in which the variation required is more than two risk categories to recognize a significant increase.

Moreover, through regular reviews, the Bank monitors the effectiveness of the criteria used to identify a significant increase in credit risk.

Customer segmentation:

The criterion to assess whether a financial instrument is impaired will depend on the analysis to which such customer is exposed. Losses are estimated both on a collective and individual basis:

41.1.1.1.1	Customers analyzed on a collective basis

To estimate ECL on a collective basis, disclosures are grouped based on customer segments showing similar risk characteristics relevant to analyze their repayment capacity or future recovery cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

The segments identified are grouped into two major categories:

i)	Low risk: characterized by the employment stability of the customers comprising such segment and the contractual security regarding credit recovery.

•	Public salary plan: federal, provincial or municipal employees who have their salaries deposited at Banco Macro. High job stability. The Bank contractually ensures the collection of financial commitments due and payable upon payroll crediting.

•	Private salary plan: Private employees with which the Bank has effective payroll crediting agreements. The Bank contractually ensures the collection of financial commitments due and payable upon payroll crediting.

•	Retirees: Beneficiaries of federal or provincial retirements or pensions that are deposited their funds at Banco Macro. They are entitled to life pension, so their revenues are very stable. The Bank ensures that credits are recovered through a third party (ANSES [Argentine social security administration] or the related pension fund), which transfers them directly to the bank accounts held by each retiree.

ii)	Not low risk: Each segment is characterized by having large volumes of cases with atomized debt amounts. Massive credit rating tool based on statistical models are used for origination and risk management.

•	Open market: Individuals involved in different types of activities (payroll employees, self-employed workers or small taxpayers) who request consumption or housing financing. It is a segment in which the changes in the economic cycle have a greater impact on its financial capacity.

•	SMEs of a comparable portfolio with payables up to 72,640: Customers that engage in commercial, industrial or service activities, that request financial aid involving relatively low amounts mainly used for commercial purposes and potentially for consumption in the case of natural persons.

•	Agricultural companies of comparable portfolios with payables up to 72,640: customers engaged in activities related to agricultural production or companies providing services for such sector that mainly request limited financial aid to conduct their commercial activities or possibly for consumption in the case of natural persons. Their financial requirements and business cycles are inherent in the productive approach taken.

•	Microenterprises: customers engaged in commercial activities that request financial aid for working capital or capital goods for low amounts, and also for consumption in the case of natural persons. The segment also includes low-revenue customers who require low financial aid amounts.

Under the collective analysis, the Bank determined the following criteria to define the inclusion in the different impairment stages:

For low-risk customers:

•	Stage 1:

o	no arrears or less than 5 days in arrears

o	Over 4 days in arrears with no significant increase in risk by PD comparison

•	Stage 2:

o	Over 30 days in arrears

o	Over 4 days in arrears with no significant increase in risk by PD comparison

•	Stage 3:

o	In arrears over 90 days in some financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

For no low-risk customers:

•	Stage 1:

o	no arrears or less than 31 days

o	With no significant increase in risk by PD comparison.

•	Stage 2:

o	In arrears over 30 days in some financial instruments.

o	Less than 31 days in arrears with a significant increase in risk by PD comparison

•	Stage 3:

o	In arrears over 90 days in some financial instruments.

41.1.1.1.2	Customers analyzed on an individual basis

The aim of the individual assessment is the ECL estimate for customers with significant risk or customers which require a specific treatment, or do not have consistent characteristics with other portfolio segments for which the statistic information is insufficient to predict future behavior.

The following customers and financial assets are included in this analysis:

•	Corporate companies
•	Large and SMEs
•	SMEs and agricultural companies with a commercial portfolio according to BCRA definition
•	Financial institutions
•	Government sector
•	Government and private securities

Every month the Credit Review area analyzes the entire portfolio on an individual basis to classify customers focusing on those who were in Stages 2 and 3 in the previous month, and those who were in Stage 1 and suffered a significant risk increase. To make such assessment, some objective data were defined to analyze whether there is an increase in credit risk to determine whether it should be reclassified to Stage 2 due to the existence of a significant increase in risk; be reclassified to Stage 3 when a default is produced or detected, or remain in Stage 1. These events mainly comprise:

-	Significant delays in the main credit lines granted
-	Legal actions by the Bank for the aid granted
-	Request for reorganization or bankruptcy proceedings
-	Past-due loans with outstanding principal
-	Volume of bounced checks

Moreover, through regular reviews, this sector monitors the effectiveness of the criteria used to identify a significant increase in credit risk to confirm the following:

-	The criteria can identify significant increases in credit risk before default.

-	The average time between the identification of the significant risk increase and the default is reasonable.

-	Exposures are not transferred directly from the measurement of 12-month ECL to impaired financial instruments.

The staging proposal is supplemented with the expert opinion of the Corporate Risk and Credit Recovery areas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

Below is a description of the characteristics of the customers analyzed on an individual basis for each stage:

Stage 1:

The customers which individual assessment reflects the following conditions are considered Stage 1 customers:

•	The financial instruments did not experience significant risk increases.

•	The customer’s cash flow analysis shows that it has the ability to meet all its financial obligations adequately.

•	The customer has financial liquidity with a low level and a proper structure of indebtedness with respect to its profit-generating capacity, and has a high ability to settle payables (principal and interest) in the agreed-upon conditions.

•	Cash flows are not subject to drastic changes in the event of major variations in the behavior of own and sector variables.

•	It regularly pays its obligations, even when it suffers minor and insignificant delays.

•	The customers previously included in Stages 2 or 3 who improved their credit risk indicators and meet the parameters defined for Stage 1.

Stage 2:

This stage includes the customers that, based on the individual analysis of their payment capacity, suffer a significant risk increase that is not as severe to set default as defined for Stage 3.

Some elements considered upon defining the existence of a significant increase in risk are:

•	It has profitability, liquidity and solvency indicators that tend to weaken, or some of the indications of impairment.

o	There is a significant increase in payables without a consistent rise in revenues.

o	There is a major decline in operating margins, or existence of operating loss.

o	There are adverse changes in the regulatory, technological or economic context that exert a negative effect on future financial flows.

o	There is a drastic decline in demand or negative changes in the business plans.

o	There are significant changes in the value of the guarantees received

•	The arrears in payment to the Bank are due to current operating circumstances or for an extraordinary nature which prompt resolution is expected.

•	This stage also includes the customers that, having been included in phase 3, improved their credit risk indicators and are no longer at default, but which status prevents them from being reclassified to Stage 1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

Stage 3:

It includes the customers that, after an individual analysis, experience some of the following situations:

•	Incur in significant delays related to the major credit lines granted, and this has not been agreed upon with the Bank.

•	Have been subject to complaints filed the Bank for the recovery of the assistance granted.

•	Filed for insolvency proceedings or went into bankruptcy

•	Refinance their payables systematically and have still not settled over 5% of the refinanced principal.

•	Cash flows analysis shows that it is highly unlikely that the customer may meet all its financial obligations in the agreed-upon conditions

This analysis is used as input by the Credit Risk Management Office to estimate the allowances for customers in Stages 1 and 2.

Therefore, the Credit Review area calculates the allowances related to Stage 3 customers based on the Bank’s judgmental evidence and estimates monthly the expected cash flows to be received for each transaction discounting them to their effective interest rate. The allowance for loan losses is the difference between the accounting payable and the present value of expected cash flows. For this task, the Credit review area requires that the Recovery Management estimate the cash flows to be collected and when it will occur, considering the level of progress in collection negotiations, as well as cash flows from a potential sale of the collateral received or other credit enhancement that are an integral part of the contractual terms.

41.1.1.2	Bank internal rating and process for estimating the probability of default

The PD represents the probability that a debtor may fail to fulfill its financial obligation, either during the next 12 months (Stage 1) or during the remainder life of the financial asset (Stages 2 and 3).

PD is assessed per customer in alignment with the Bank’s risk management model.

For the individual analysis portfolio, the rating model developed by the Bank to identify PD-related risks and concentrations according to the Bank’s commercial strategies is based on a behavior module that considers the behavior scores of the commercial portfolio segments and contemplates internal behavior variables and external supplier variables.

For the collective analysis portfolio per risk level, the Bank developed a 12-month PD based on a dual matrix that combine internal behavior market scores and generic Bureau Scores, increasing segregation when considering the internal behavior and the financial entities. Lifetime PDs were also developed for each group of assets defined as homogeneous risk to calculate the financial asset amount classified in Stage 2.

The proposals to implement PD models are submitted for approval to the Risk Management Committee. The methods, variables, development population, observation windows and results that support the preparation of these models are tested and adjusted at least once a year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

The following table discloses the risk levels score and rating arising from the Bank’s models:

	12/31/2020		12/31/2019
Category	Weighted PD	% Gross Carrying Amount	Weighted PD	% Gross Carrying Amount
Performing	2.32%	96.06%	2.60%	95.45%
High grade	1.13%	76.18%	1.25%	76.40%
Standard grade	4.79%	12.63%	4.83%	8.23%
Sub-standard grade	12.48%	7.25%	11.64%	10.82%
Past due but not impaired	33.49%	2.81%	32.13%	2.84%
Impaired	100.00%	1.13%	100.00%	1.71%
Total		100.00%		100.00%

41.1.1.3	Exposure at default (EAD)

EAD is based on the amounts that the Bank expects to be owed at default during the next 12 month (Stage 1) or during the instruments remaining lifetime (Stages 2 and 3).

The EAD model uses the same information sources than PD model. Segmentation is also used in the PD structure.

The Bank developed a calculation method for the products that have a defined flow schedule, and another method for the products that provide the customers with a credit line (revolving products). For revolving products, the Bank calculated a credit risk factor that contemplates the use that this credit line could represent in case of default. Upon building the credit risk factors, the aging of the product and level of use was considered, among other characteristics.

41.1.1.4	Loss given default (LGD)

LGD is the estimated loss in the case of default. It is based on the difference between all contractual cash flows and the cash flows expected by the lender (i.e., all cash shortfalls), considering the proceeds from the realization of collateral.

It is the supplement to the unit of the recovery rate; that is, the proportion not collected by the Bank with respect to the EAD. Consequently, the amount at default is compared with the present value of the amounts recovered after the date of default.

LGD varies based on the type of counterparty, aging, type of claim and the existence of guarantees securing credits. It is expressed as a percentage of the loss for EAD.

To calculate LGD, the Bank differentiates per product. The Bank bases its estimates on the historical information observed regarding the recoveries over on default transactions discounted at the effective interest rate of such agreements and measured upon default.

Once the recovery rates are obtained, this behavior is projected through the triangle method to estimate the periods with less maturity. Finally, the weighted average of the loss for each portfolio is determined.

As PD, LGD are revised by the macroeconomic models used for the prospective view.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

41.1.2	Prospective information used in ECL models

The calculation of ECL for risk impairment includes and is revised prospectively with respect to the portfolio behavior. To such end, the Bank examines the macroeconomics variables which have an impact in PD and LGD and designed models that capture such impact for the commercial portfolio, comparable commercial portfolio and consumer portfolio.

The main economic variables generating expected losses used to calculate ECL for each economic scenario are as follows:

• Changes in GDP

• Interest rates (BADLAR published by the BCRA)

• Index (CPI)

As established in IFRS 9, impact is calculated based on the different behavior scenarios of the variables; to such end, a 36-month estimate on the variables used for the models is requested from a well-known economic consulting firm. This estimate is prepared for three alternative macroeconomic scenarios, to which a likelihood of occurrence is assigned.

Finally, the Bank calculates ECL by applying the alternative scenarios on a weighted basis, which are updated on a quarterly basis according to the financial statements filed each calendar quarter.

The following table shows the estimated values for macroeconomic variables used in the models for each scenario (base case, intermediate and downside), with the assigned probability of occurrence to each scenario:

Key Drivers	ECL Scenario	Assigned Probabilities	2020	2021	2022
			%	%	%
GDP growth %	Base case	65%	5.96%	2.16%	3.04%
	Intermediate	30%	2.66%	(1.52)%	1.04%
	Downside	5%	(1.80)%	(2.48)%	1.00%

Central Bank base rates %	Base case	65%	37.00%	28.05%	23.44%
	Intermediate	30%	45.00%	35.00%	30.00%
	Downside	5%	80.00%	100.00%	120.00%

CPI %	Base case	65%	56.98%	39.96%	35.01%
	Intermediate	30%	68.00%	65.00%	49.99%
	Downside	5%	100.03%	130.01%	150.03%

The measures issued by the Argentine government and the BCRA on maturity deferrals or mandatory debt rescheduling gave rise to a considerable reduction in the nonperforming portfolio indicator, a variable dependent on the prospective probability of the default models used by the Bank. Therefore, as of December 31, 2020, to make an adequate estimate of the expected losses adjusted by the macroeconomic context, the Bank applied the probability of default models on the nonperforming portfolio projected as of such date by those models based on the information available prior to the abovementioned measures, instead of using indicators which do not show the actual loan portfolio situation.

41.1.3	Adjustment for expected losses due to COVID-19 pandemic

The pandemic and its direct consequences (firstly, the preventive lockdown then the social distancing) had a high impact on the Argentine economy and, therefore, on the behavior of financial system debtors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless otherwise expressly stated)

The Argentine government, the BCRA and other tax and regulatory agencies adopted a series of measures to reduce the impact of the generated economic stagnation which includes the extending tax and social security due dates, offering financial aid to the most vulnerable sectors, deferring payment of all bank debtor’s obligations (companies or individuals), mandatory refinancing of past-due payables, a more flexible treatment for recognizing the impairment of the banking customer portfolio, and banning dismissals and suspensions, among others. Even though, all of them contributed to having the 2020 with low impact on bank portfolio delinquency, the negative results of the impairment in the debtor’s financial capacity are undeniable ,thus an increase in the impairment of assets subject to credit risk is expected.

Since statistical models do not appropriately reflect the effects arising from the pandemic on ECL, the Bank decided to make a special adjustment prospectively based on an estimate of the impairment of certain financial assets showing greater vulnerability levels or signs of difficulties related to the payment of obligations.

The ECL adjustment for COVID-19 is recalculated on a monthly basis with the objective to capture new information about subject customers and reset the estimated amounts at the reporting date, or adjust the calculation criteria in order to make more accurate estimations. With the same frequency is submitted for approval to the Bank’s highest authorities and is presented to the Internal Risk Management Committee for its ratification and treatment.

As to commercial loans, as of December 31, 2020, the Bank estimated an additional credit risk impairment loss for 435,343 over beneficiaries of credit facilities at reduced rates for payroll payments during the social lockdown and who are part of the economy sectors which are expected to experience the pandemic’s most significant adverse effects, both in terms of a drop in revenues and the subsequent recovery term. The same criterion was used in connection with the companies which are part of the sectors that chose to reschedule the due dates of their payables using the general and extraordinary flexible conditions established by the BCRA for paying financial obligations. The estimated charge amounted to 152,105.

As regards loans granted to individuals, the adjustment affected the financing to employees on payroll private company, self-employed workers and microentrepreneurs. These sectors were considered to be the most affected by dismissals, suspensions and loss in salary purchasing power, fall in sales and a reduction in activity levels resulting from compulsory lockdown. In these segments, an impairment in customer risk was estimated in the cases in which they opted to defer the settlement of their payables to the Bank (amounts owed in connection with credit cards and personal loans) by making use of the mandatory extensions and payment facilities provided by the BCRA in connection with outstanding financial payables during the pandemic. The adjustment made in connection with consumer loans amounted to 3,114,200 as of December 31, 2020. This adjustment plus the recorded amount for commercial loans amounted to 3,701,648.

Portfolio quality

The Bank discloses in Exhibit B “Classification of loans and other financing by situations and collateral received” in these consolidated financial statements, a breakdown of loans and other financing by classification levels and collateral received.

In addition, the table below shows the analysis by aging of performing loans in arrears (in days):

12/31/2020	Delinquent, performing (in days)
Portfolio Type	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	99.5%	0.5%	0.0%	0.0%	0.0%
Comparable loans	99.8%	0.2%	0.0%	0.0%	0.0%
Consumer loans	99.5%	0.5%	0.0%	0.0%	0.0%
Total	99.6%	0.4%	0.0%	0.0%	0.0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

12/31/2019	Delinquent, performing (in days)
Portfolio Type	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	99.2%	0.8%	0.0%	0.0%	0.0%
Comparable loans	99.9%	0.1%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%
Total	99.6%	0.4%	0.0%	0.0%	0.0%

The following table shows the loans and other financing portfolio under credit risk by industry sector, classified by risk stage and identifying the expected loss calculated under individual or collective basis:

	1		2
	Collective	Individual	Collective	Individual	3	12/31/2020
Loans and other financing	180,613,562	68,333,255	10,976,106	4,396,524	3,029,870	267,349,317
Non-financial public sector	13,230	3,601,297	175		103	3,614,805
Other financial entities	24	1,839,235				1,839,259
Non-financial private sector	180,600,308	62,892,723	10,975,931	4,396,524	3,029,767	261,895,253
Individuals	114,276,694	881,453	6,181,575		685,859	122,025,581
Manufacturing Industry	10,276,269	14,025,285	665,537	1,526,516	498,780	26,992,387
Agricultural and cattle industry	14,418,941	6,741,231	962,757	2,759,232	435,379	25,317,540
Services	22,331,925	11,185,975	1,764,674	110,206	107,590	35,500,370
Commercial activities	13,289,241	9,222,944	957,371	570	301,854	23,771,980
Exploration of mines and quarries	653,112	14,544,611	35,095		873,558	16,106,376
Financial intermediation	1,040,247	3,731,946	31,021		5,648	4,808,862
Construction activities	3,061,030	1,444,030	286,158		114,440	4,905,658
Electricity supply and gas	155,514	1,115,248	8,092		179	1,279,033
Public administration	1,037,475		82,715		6,207	1,126,397
Water supply and public sanitation	59,860		936		273	61,069

	1		2
	Collective	Individual	Collective	Individual	3	12/31/2019
Loans and other financing	152,543,931	128,020,746	17,511,125	4,284,909	5,272,831	307,633,542
Non-financial public sector	8,573	8,773,060	221		94	8,781,948
Other financial entities	246	5,417,881				5,418,127
Non-financial private sector	152,535,112	113,829,805	17,510,904	4,284,909	5,272,737	293,433,467
Individuals	117,874,202	511,834	9,172,222		1,980,256	129,538,514
Manufacturing Industry	4,722,054	46,359,585	1,244,104	843,873	1,624,661	54,794,277
Agricultural and cattle industry	7,696,443	11,045,886	2,857,436	3,165,627	554,555	25,319,947
Services	13,205,385	13,175,749	2,069,526	72,040	346,332	28,869,032
Commercial activities	5,248,612	13,123,381	1,420,453	199,317	567,853	20,559,616
Exploration of mines and quarries	229,146	20,069,007	66,215		11,854	20,376,222
Financial intermediation	930,240	3,840,710	83,338		18,248	4,872,536
Construction activities	1,385,661	2,241,773	456,169	4,052	152,667	4,240,322
Electricity supply and gas	100,044	3,435,177	9,827		1,483	3,546,531
Public administration	1,103,771	26,703	128,161		14,720	1,273,355
Water supply and public sanitation	39,554		3,453		108	43,115

Collateral and other credit improvements

The following tables show the amounts of guarantees received for the entire portfolio and for the portfolio in Stage 3 as of December 31, 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

		Fair value of collateral
Class of financial instrument	Maximum exposure to credit risk	Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other	Total collateral	Net exposure	Associated ECL
Loans and other financing	267,349,317	797,460	6,546,693	23,996,519	4,124,485	1,667,100	47,062,080	84,194,337	183,154,980	10,022,610
Loans commitment	97,910,338	1,305					279,240	280,545	97,629,793	17,207
Other financial assets	18,905,219								18,905,219	18,929
Other debt Securities at amortized cost	532,033								532,033	1,343
Total	384,696,907	798,765	6,546,693	23,996,519	4,124,485	1,667,100	47,341,320	84,474,882	300,222,025	10,060,089

		Fair value collateral
Class of financial instrument	Maximum exposure to credit risk	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other	Total collateral	Net exposure	Associated ECL
Loans and other financing	3,029,870	1,064	709,038	935,558	65,485	270,083	1,981,228	1,048,642	1,658,116
Total	3,029,870	1,064	709,038	935,558	65,485	270,083	1,981,228	1,048,642	1,658,116

The following tables show the amounts of guarantees received for the entire portfolio and for the portfolio in Stage 3 as of December 31, 2019.

		Fair value of collateral
Class of financial instrument	Maximum exposure to credit risk	Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other	Total collateral	Net exposure	Associated ECL
Loans and other financing	307,633,542	513,103	3,665,050	29,919,411	5,490,143	1,465,710	33,654,626	74,708,043	232,925,499	6,901,953
Loans commitment	128,745,139	2,787					902,420	905,207	127,839,932	23,514
Other financial assets	8,405,598								8,405,598	14,032
Other debt Securities at amortized cost	3,696,871								3,696,871	2,637
Total	448,481,150	515,890	3,665,050	29,919,411	5,490,143	1,465,710	34,557,046	75,613,250	372,867,900	6,942,136

		Fair value collateral
Class of financial instrument	Maximum exposure to credit risk	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other	Total collateral	Net exposure	Associated ECL
Loans and other financing	5,272,831	3,086	735,440	167,028	11,805	955,458	1,872,817	3,400,014	2,967,457
TOTAL	5,272,831	3,086	735,440	167,028	11,805	955,458	1,872,817	3,400,014	2,967,457

41.2	Liquidity Risk

The liquidity risk is defined as the possibility that the Bank may not be able to comply with expected and unexpected current and future cash flows effectively, as well as guarantees, without affecting daily transactions or its financial position.

In addition, the market liquidity risk refers to the risk that the Bank may not be able to clear or delete a position at market price:

•	because the assets involved have no sufficient secondary market; or

•	due to market variations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

The Bank features policies regarding liquidity, the purpose of which is to manage liquidity efficiently, optimizing cost and diversification of funding sources, and maximizing the profit from placements through prudent management that ensures the necessary funds to allow the continuity of transactions and compliance with the rules and regulations in force.

In order to reduce the liquidity risk, the Bank has been established a policy which the main aspects are as follows:

Assets: a high-liquidity assets portfolio will be maintained to cover at least 25% of total liabilities, comprising deposits, the corporate bonds issued by the Bank, the repo agreements taken and the financial and interbank loans borrowed.

Liabilities: to minimize the unintended effects of illiquidity, deriving from the possible withdrawal of deposits and the repayment of interbank loans taken, the Bank:

-	Seeks the proper diversification of financing sources to enable the constant availability of funds and fulfill institutional obligations within a market variability environment.

-	Gives priority to attracting retail deposits to have an atomized deposit portfolio and lower risks in relation to material withdrawals concentrated in a few depositors.

-	Does not depend excessively on obtaining repo transactions and interfinancial loans as a permanent funding source.

In addition, the Bank implemented a series a risk measurement and control tools, including the regular monitoring of liquidity gaps, separated by currency, as well as different liquidity ratios, included “bi-monetary liquidity ratio”, “Liquidity Coverage Ratio” (LCR) and “Net Stable Funding Ratio” (NSFR), among others.

The Executive Risk Management Department regularly monitors compliance of the different levels set by the Board of Directors in relation to liquidity risk, which include minimum levels of liquidity, maximum concentration levels allowed by type of deposit and by type of customer, among others.

In the event of a liquidity crisis, the Bank has a contingency plan with different actions, like as follows:

•	Financing through call banking and repo agreements with the BCRA.

•	Spot sale of securities government portfolio.
•	Limit credit assistance to private sector.
•	Increase deposit rates in order to capture deposits.

The following table shows the liquidity ratios during the fiscal years 2020 and 2019, which arise from dividing net liquid assets, made up of cash and cash equivalents, by total deposits.

	2020	2019
December, 31	86.39%	57.75%
average	81.57%	61.24%
Max	87.13%	70.13%
Min	71.49%	51.73%

The Bank discloses in exhibit D “Breakdown of loans and other financing by terms” and exhibit I “Breakdown of financial liabilities by residual terms” to the accompanying consolidated financial statements the breakdown by contractual maturity, of financial assets and liabilities, respectively.

41.3	Market Risk

Market risk is defined as the possibility of suffering losses in positions on and off the Bank’s balance sheet as a result of the adverse fluctuations in the market prices of different assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

Market risks arise from interest rate, currency and price positions, all of which are exposed to general and specific market changes and changes in the price volatility such as interest rates, credit margins, foreign currency exchange rates and prices of shares and securities, among others.

The Bank determines the market risk exposure arising from the fluctuation in the value of portfolios of investments for trading, which result from changes in market prices, the Bank’s net positions in foreign currency, and government and private securities with normal quoted prices.

These risks arise from the size of the Bank’s net positions and/or the volatility of the risk factors involved in each financial instrument.

The Bank features Market Risk Management Policies in which the Bank establishes the proceedings to monitor and control of risks derived of the variations in the quotes of financial instruments in order to optimize the risk-return relationship, making use of the appropriate structure of limits, models and management tools. In addition, the Bank features proper tools and proceedings allowing the Risk Management Committee and the Assets and Liabilities Committee to measure and administer this risk.

Risks to which those investment portfolios are exposed are monitored through Montecarlo simulation techniques of “Value at Risk” (VaR). The Bank applies the VaR methodology to calculate the market risk of the main positions adopted and the expected maximum loss based on a series of assumptions for a variety of changes in market conditions.

In order to carry out the above mentioned simulation, the Bank needs to have the Price historical series of those instruments that compose the portfolio.

Prices are corrected by purging the effects of coupon payments and dividend payments, in the case of shares, in order to avoid affecting returns.

The method consists in creating return or price scenarios concerning an asset through the generation of random numbers. This is based on the selection of a stochastic model describing the performance of prices for each asset with the resulting specification of certain parameters required for calculation purposes. The model used is the geometric Brownian motion.

Once all “n” potential scenarios are obtained for valued positions, the P&L vector must be calculated as the difference between the estimated value of the future portfolio and its value upon calculation. Then profit and loss will be placed in order to obtain the value at risk according to the 99% percentage applied.

Finally, the Economic Capital by market risk is obtained as the difference between the current value of the portfolio and the critical value previously obtained.

41.4	Interest Rate Risk

The interest rate risk is defined as the possibility that changes occur in the Bank’s financial condition as a result of adverse interest rate fluctuations with a negative impact on the Shareholders’ equity and profit or loss.

Within the framework of the interest rate risk management the Bank features a series of policies, procedures and internal controls included in the Structural Risk Management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

The Bank monitors of the net present value of its assets, liabilities and off balance sheet items, upon certain disturbance scenarios and interest rate stress through Montecarlo simulation techniques.

For this purpose, the maximum potential loss is determined considering a temporal line of three months and 99% confidence level interval.

The Equity Value Model (EVM) is determined as the net sum of cash flows (interest and principal losses) that the Bank can generate, discounted at market interest rate curve. If the market interest rate curve used for the discount is affected, the effect of such variation impacts directly on the value of the Bank. Generally speaking, reports related to EVM seek to analyze the Bank’s long-term solvency.

It is noteworthy that the use of that approach does not avoid losses beyond those limits in the event of the most significant market changes.

As of December 31, 2020 and 2019, the Bank’s economic capital by type of risk is as follows:

Economic capital (EC – in millions)	12/31/2020	12/31/2019
Interest rate risk	6,621	8,723
Currency Exchange rate risk	1,727	2,486
Price risk	5,198	192

41.5	Foreign Currency Exchange Rate Risk

The Bank is exposed to fluctuations in foreign currencies exchange rates in its financial position and cash flows. The larger proportion of assets and liabilities kept are related to US dollars.

The foreign currency position includes assets and liabilities expressed in pesos at the exchange rate as of the closing dates mentioned below. An institution’s open position comprises assets, liabilities and memorandum accounts stated in foreign currency, where an institution assumes the risk. Any devaluation / revaluation of those currencies affect the Bank’s statement of income.

The Bank’s open position, stated in Argentine pesos by currency, is disclosed in exhibit L “Foreign currency balances” to these consolidated financial statements.

41.6	Operational Risk

Operational risk is defined as the risk of loss arising from the inadequacy or failure of internal processes, human errors and/or internal system failures, or those originated by external events. This definition includes the Legal Risk but excludes the Strategic Risk and Reputational Risk.

Within such framework, the legal risk (which may occur from within the Bank or externally) comprises, among other aspects, the exposure to penalties, sanctions or other economic consequences or results for failure to comply with any rule or regulation or contractual obligation.

On the other hand, the Bank implemented an operational risk management system that meets the guidelines and provisions established by the BCRA in its Communiqué “A” 5398, as amended, and under Communiqué “A” 5272 the BCRA provided for a minimum capital requirement under this description, effective as of February 1, 2012.

The operating risk management system is formed by:

a)	Organizational structure: the Bank has an Operational Risk Management that is in charge of managing operational risk and a Risk Management Committee.

b)	Policies: the Bank has a “Manual for the Operational Risk Management” approved by the Board of Directors, which define the main concepts, roles and responsibilities of the Board of Directors, the Operational Risk Committee, the Operational Risk and Technology Management and all the areas involved in this risk management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

c)	Procedures: the Bank features a procedure for the “Gathering of events and losses from Operational Risk” that includes a process to gather the Operational Events and Losses to register on a systematic basis the frequency, severity, category and other relevant aspects related to the events and losses from Operational Risk.

d)	The objective is to assess the Bank’s situation upon occurrence of events, in order to better understand the Operational Risk profile and, if applicable, take the necessary corrective actions.

In addition, the Bank has a procedure that establishes the guidelines to prepare risk self-assessments and, in the event of risks exceeding allowed tolerance levels, guidelines to establish risk indicators and action plans.

e)	Systems: the Bank has a comprehensive system that allows managing all Operational and Technology Risks.

f)	Database: the Bank has an operational risk event database prepared pursuant to the guidelines established in Communiqué “A” 4904, as supplementary.

g)	Information systems to measure risks: the Comprehensive Risk Management Department generates and sends, on a regular basis, reports to the Board of Directors, the Risk Management Committee and the Senior Management. With such reports the Risk Management Department communicates the results of the follow-up of the management of the main risks to which the Bank is exposed. Each report contains information on risk measurement, evolution, trends, principal exposures, control of main limits and the capital level required for each type of risk.

At the meeting of the Integral Risk Management Committee, the Comprehensive Risk Management Department shall submit for consideration the results of the performance of such department and the reports issued during the period under analysis. The resolutions adopted by the Committee shall be recorded in Minutes to be considered by the Board of Directors, who shall subsequently approve, in this manner, the performance and risk level of the analyzed period.

h)	Stress tests: stress tests are a support tool to manage risks and a supplement of the results reported by the measurement models of the different risks, which in general show risk measurements that are valid for “normal situations”.

They also are an instrument to evaluate the risk profile since they are used to quantify the potential impact in a situation of significant fluctuation of the variables affecting each risk. Stress tests are as well used in the process of internal assessment of economic capital sufficiency.

Stress tests are aimed at evaluating the Bank’s financial vulnerability potential faced with the sensibility of the main variables affecting each risk. Generally, it is considered a variation of low probability of occurrence, but if materialized may cause significant excess of the tolerance limits established for each risk.

i)	Assessment of economic capital sufficiency: each year, the Bank calculates the economic capital for those risks which, for their significance, may, eventually, affect the Bank’s solvency.

At present, the Bank calculates the economic capital of the following risks: Credit, Concentration, Market, Operational, Interest Rate, Liquidity and Concentration of Funding Sources, Securitization, Reputational and Strategic.

Risk management is directly related to economic capital assessment. Thus, it is expected that with a better management and follow-up, the Bank will need to allocate less amount of capital.

Based on the internal models developed, Banco Macro manages its risks, determines its risk profile and calculates, therefore, the necessary capital to develop its activities and businesses, adjusting each risk to its relevant exposure level.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

j)	Transparency: as a supplement to this Manual and as part of the Corporate Governance policy, the Bank features an Information Policy aimed at allowing shareholders, investors and the market in general to evaluate aspects of the Bank related to capital, risk exposure, risk assessment procedures and capital adequacy.

42.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL MARKETS

The international and local macroeconomic context generates certain degree of uncertainty regarding its future progress as a result of the financial assets and foreign exchange market volatility, certain political events and the level of economic growth, among other issues, and additionally, for the effects mentioned in note 43.

Specifically, in Argentina, as a step prior to general presidential elections, the open primary elections (PASO, for its acronym in Spanish) were held on August 11, 2019. The results were adverse to the party running the Argentine government, which was confirmed with the results of the general presidential elections held on October 27, 2019, giving rise to a change in federal authorities on December 10, 2019. The market values of Argentine government and private financial instruments plummeted the day after the PASO thus, the country risk and the value of the US dollar also skyrocketed. These situations remain as of the date of issuance of these consolidated financial statements.

Among other measures introduced by the PEN after the PASO, DNU No. 596/2019 was issued on August 28, 2019, whereby it established, with certain exceptions, a first reprofiling in the maturities of short-term Government securities (Letes, Lecaps, Lelinks and Lecer) Then, the new PEN issued Presidential Decree No. 49/2019 on December 19, 2019, to extend through August 31, 2020, the amortization of treasury bills (Letes) in US dollars.

On December 23, 2019, “Social Solidarity and Productive Reactivation” Law No. 27541 was published in the Official Bulletin, which established several changes and empowered the PEN to complete the formalities and acts needed to recover and secure the sustainability of the government debt as already mentioned, among other issues.

On January 20, 2020, the PEN voluntarily swapped Lecaps for about 60% of the stock for the new Lebads, and after that, on February 11, 2020, through Presidential Decree No. 141/2020 it was decided, with certain exceptions, to delay up to September 30, 2020, the charge for the principal amortization of Federal Government bonds of dual currency (AF20, as its acronym in Spanish).

On February 12, 2020, Law No. 27544 “Restoration of the sustainability of government debt issued under foreign law” was published in the Official Bulletin which, among other issues, empowers the PEN to perform transactions to manage liabilities or swaps or restructuring of interest expiry and principal amortization of government securities issued under foreign law.

On April 6, 2020, the payment of all public debt issued under Argentine legislation was deferred through Decree No. 346/2020 until December 31, 2020. Subsequently, several swaps and restructuring of other debt instruments under Argentine legislation were made.

On August 31, 2020, the Argentine Ministry of Economy issued a resolution stating that Argentina and creditor group representatives had reached an agreement over 99.01% of the principal of the Argentina’s debt restructuring proposal under foreign legislation. The restructuring mainly includes a reduction in interest and the establishment of a grace period before payments is resumed. In addition, on August 8, 2020, Law No. 27556 established a voluntary swap of government securities stated in US dollars and issued under Argentine laws for an initial 90-day term was published, extending such term for eligible securities not entered into the initial swap up to July 28, 2021 through the Ministry of Economy Resolution 540/2020.

Finally, the authorities of the Argentine Ministry of Economy are undergoing negotiations with the International Monetary Fund with the objective to renegotiate the term conditions for the financing granted, from such organization, to Argentine Republic.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

Related to tax regulation, through the abovementioned Law No. 27541, among other provisions, redressing systems were added, amendments to employer contributions were made and a “tax for an inclusive and supportive Argentina” (PAIS tax, for its acronym in Spanish) was created for five fiscal years at a 30% rate on the acquisition of foreign currency for hoarding purposes, to purchase assets and services in foreign currency and international passenger transportation, among others. Finally, note 21 a) and b) explains the amendments introduced pursuant to Income Tax Law.

Between August 2019 and the date of issuance of these consolidated financial statements, the BCRA issued several regulations that, along with Presidential Decree No. 609/2019 of September 1, 2019, introduced certain restrictions with different scopes and specifications for natural and artificial persons, including the acquisition of foreign currency for hoarding purposes, transfers abroad and foreign exchange transactions, among other issues, effective as of the date of issuance of these consolidated financial statements according to BCRA Communiqué “A” 6844, as supplemented and amended. Subsequently, in September 2020 was established that for the acquisition of foreign currency for hoarding purposes, besides the 30% of PAIS tax, an additional 35% have to be paid as income tax withholding. Additionally, since the end of 2019, the gap between the official price of the US dollar -used mainly for foreign trade- and the alternative values that arise through the stock market operation and also with respect to the unofficial value, began to widen around 60% as of the date of issuance of these consolidated financial statements.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future consolidated financial statements.

43.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic. This emergency situation over public health was worldwide expanded and several countries have taken different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines.

Particularly in the Argentine Republic, on March 19, 2020, through Decree No. 297/2020, the Government established the “social, preventive and compulsory isolation” which, after several extends and amendments, which as of the date of issuance of these consolidated financial statements, is still effective in some urban agglomerations and some communes of the Argentinian provinces, while in other cities it was making flexible into “social, preventive and compulsory distancing”.

Along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies. As regards measures related to the financial institutions, the BCRA established maturities extensions, froze the mortgage loan installments and encouraged banks to lend to companies at reduced rates. In addition, as explained in note 40, the distribution of dividends of the finance institutions was suspended until June 30, 2021.

In addition, in the mandatory quarantine context, the BCRA ruled that financial institutions would not be able to open their branches for public service during that period and should continue to provide services to users remotely. They could also trade with each other and their clients in the exchange market remotely. During quarantine, remote trading of stock exchanges and capital markets authorized by the CNV, by the custodians and capital market agents registered with the CNV was admitted.

In view of the extension of mandatory quarantine, the BCRA then decided that financial institutions would open their branches from Friday, April 3, 2020 for public attention through previous appointments obtained by the Bank’s website.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless otherwise expressly stated)

The Bank is developing its activities under the conditions detailed above, giving priority to the compliance of social isolation measures by its employees, with the primary objective of taking care of the public health and well-being of all its stakeholders (employees, suppliers, customers, among others). To this end, it has put in place contingency procedures and has enabled its staff to carry out their tasks remotely. From a commercial point of view, it has emphasized maintaining a close relationship with its customers, trying to respond to their needs at this difficult time, sustaining all virtual channels of care to ensure operability and a good response to requirements, monitoring compliance with their business obligations and monitoring the active portfolio in order to detect possible delays in collection and set new conditions for them.

Considering the size of the abovementioned situation, the Bank’s Management estimates that this situation could have an impact on its operations and the financial situation and the profit or loss of the Bank, which are under analysis, and will ultimately depend on the extent and duration of the health emergency and the success of the measures taken and taken in the future.

44.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the fiscal year and the issuance of these consolidated financial statements that may materially affect the financial position or the profit and loss for the fiscal year, not disclosed in these consolidated financial statements.

45.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These consolidated financial statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Holdings				Position
		12/31/2020			12/31/2019	12/31/2020
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Federal government treasury bonds at discount in pesos - Maturity: 01-29-2021	5381		1	17,049,960		17,245,960		17,245,960
Federal government treasury bonds at discount in pesos - Maturity: 02-26-2021	5385		1	11,273,975		11,773,723		11,773,723
Federal government treasury bonds in pesos adjusted by CER - Maturity: 07-22-2021	5315		1	10,000,259	5,341,210	10,688,451		10,688,451
Federal government treasury bonds in pesos adjusted by CER - Maturity: 08-05-2021	5359		1	7,747,857		8,109,054		8,109,054
Federal government treasury bonds in pesos BADLAR +100 PB - Maturity: 08-05-2021	5360		1	5,971,755		5,971,755		5,971,755
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492		1	974,607		974,607		974,607
Federal government treasury bonds in pesos BADLAR +200 PBS - Maturity: 04-03-2022	5480		1	533,627	3,296	533,627		533,627
Federal government treasury bonds in pesos - Private Badlar - Maturity: 11-09-2026	5925		1	314,671		314,671		314,671
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-18-2022	5491		1	307,664		307,664		307,664
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2024	5493		1	252,086		252,086		252,086
Other				177,554	1,203,612	177,554		177,554
Subtotal local government securities				54,604,015	6,548,118	56,349,152		56,349,152
Private securities
Debt Securities in Financial Trusts Surcos			3	249,107	143,368	249,107		249,107
Debt Securities in Financial Trusts Secubono			3	126,983	92,945	126,983		126,983
Securities of companies of publics service			3	2,354	2,371	2,354		2,354
Corporate bonds Aluar Aluminio Argentino SA Class 003 - Maturity: 07-30-2023	54839		2	6		6		6
Debt Securities in Financial Trusts Consubond					482,369
Debt Securities in Financial Trusts Agrocap					129,091
Debt Securities in Financial Trusts Secubono Series 191 Class A - Maturity: 06-29-2020	54375				114,820
Corporate Bonds Province of Buenos Aires Bank Class 009 -Maturity: 04-18-2021	42018				68,246
Debt Securities in Financial Trusts Chubut Regalías Hidrocarburíferas - Maturity: 07-01-2020	36,425				41,105
Debt Securities in Financial Trusts Secubono Series 189A - Maturity: 03-30-2020	54228				30,220
Other					73,338
Subtotal local private securities				378,450	1,177,873	378,450		378,450
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				54,982,465	7,725,991	56,727,602		56,727,602

 Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Holdings				Position
		12/31/2020			12/31/2019	12/31/2020
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Federal government treasury bonds in pesos BADLAR + 100 PB - Maturity: 08-05-2021	5360		1	19,275,639		19,275,639		19,275,639
Federal government treasury bonds in pesos adjusted by CER - Maturity: 07-22-2021	5315		1	8,941,173		8,941,173		8,941,173
Federal government treasury bonds in pesos adjusted by CER - Maturity: 04-17-2021	5494		1	8,601,842		8,601,842		8,601,842
Federal government treasury bonds in pesos adjusted by CER - Maturity: 08-05-2021	5359		1	3,419,978		3,419,978		3,419,978
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492		1	1,039,269		1,039,269		1,039,269
Federal government treasury letters at variable rate in pesos - Maturity: 03-31-2021	5388		1	986,265		986,265		986,265
Federal government treasury bonds linked to dollar - Maturity: 11-30-2021	5498		1	900,540		900,540		900,540
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2024	5493		1	875,759		875,759		875,759
Bonds of the Argentine Republic in dollars Step Up - Maturity: 07-09-2030	5921		1	417,330		417,330		417,330
Treasury bills of Province of Neuquén Series 1 Class 1 - Maturity: 04-07-2021	42263		1	264,546		264,546		264,546
Other				66,269	640,268	66,269		66,269
Subtotal local government securities				44,788,610	640,268	44,788,610		44,788,610
Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-21-2021			2	21,218,562		21,218,562		21,218,562
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-12-2021			1	19,732,940		19,732,940		19,732,940
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-28-2021			2	18,420,266		18,420,266		18,420,266
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-19-2021			1	17,642,322		17,642,322		17,642,322
Liquidity letters of Central Bank of Argentina in pesos – Maturity: 01-05-2021			1	15,109,347		15,109,347		15,109,347
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-26-2021			1	13,603,450		13,603,450		13,603,450
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-14-2021			2	12,025,981		12,025,981		12,025,981
Liquidity letters of Central Bank of Argentina in pesos – Maturity: 01-07-2021			2	10,922,852		10,922,852		10,922,852
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-03-2020					20,124,827
Liquidity letters of Central Bank of Argentina in pesos – Maturity: 01-07-2020					15,394,929
					27,012,501
Subtotal Central Bank of Argentina Bills				128,675,720	62,532,257	128,675,720		128,675,720
- Foreign
Government securities
US Treasury Bill – Maturity: 01-14-2021			1	2,524,323		2,524,323		2,524,323
US Treasury Bill – Maturity: 01-19-2021			1	841,433		841,433		841,433
US Treasury Bill – Maturity: 01-21-2021			1	673,150		673,150		673,150
US Treasury Bill – Maturity: 01-28-2021			1	501,908		501,908		501,908
US Treasury Bill – Maturity: 01-07-2020					652,210
Subtotal foreign government securities				4,540,814	652,210	4,540,814		4,540,814
Total Other debt securities measured at fair value though other comprehensive income				178,005,144	63,824,735	178,005,144		178,005,144
Measured at amortized cost
- Local
Government securities
Federal government bonds in pesos at 22% - Maturity: 05-21-2022	5496	21,750,000	2	20,161,989		20,161,989		20,161,989
Federal government treasury bonds adjusted by CER - Maturity: 04-17-2021	5494	8,601,844	1	8,574,267		8,574,267		8,574,267
Federal government treasury letters at variable rate in pesos - Maturity: 03-31-2021	5388	1,574,700	1	1,583,353		1,583,353		1,583,353
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	251,009	1	183,664	437,591	183,664		183,664
Federal government treasury bonds adjusted by CER - Maturity: 03-18-2022	5491	60,813	1	55,700		55,700		55,700
Bonds Par denominated in Pesos - Maturity 12-31-2038	45695	71,400	1	28,255	31,485	28,255		28,255
Federal government bonds in pesos - Fixed rate 26% - Maturity: 11-21-2020	5330				10,855,842
National treasury bills coupon capitalized in pesos - Maturity: 02-26-2020	5349				2,045,071
National treasury bills capitalized in pesos - Maturity: 05-13-2020	5343				1,957,560
Federal government bonds in pesos at 22% - Maturity: 05-21-2022	5341				1,663,894
Other					3,379,597
Subtotal local government securities				30,587,228	20,371,040	30,587,228		30,587,228
Private Securities
Corporate Bonds YPF SA Class 046 - Maturity: 03-04-2021	51308	118,252	2	97,853	80,217	97,853		97,853
Debt Securities in Financial Trusts Secubono Series 201 Class A - Maturity: 08-30-2021	55089	54,628	3	78,659		78,659		78,659
Corporate Bonds YPF SA Class 043 - Maturity: 10-21-2023	50939	105,325	2	74,269	100,337	74,269		74,269
Debt Securities in Financial Trusts Secubono Series 200 Class A - Maturity: 06-28-2021	54966	68,382	3	71,025		71,025		71,025
Corporate Bonds Tecpetrol SA Class 003 - Maturity: 02-20-2021	54629	49,931	2	49,563		49,563		49,563
Corporate Bonds Central Térmica Roca SA Class 004 - Maturity: 07-24-2022	52650	57,371	2	36,863	35,559	36,863		36,863
Corporate Bonds Albanesi SA Class 003 - Maturity: 06-15-2021	52559	40,886	2	30,897	38,446	30,897		30,897
Corporate Bonds Santander Río Bank S.A. Class 021 - Maturity: 01-26-2022	53219	26,848	2	25,709		25,709		25,709
Corporate Bonds Generación Mediterránea SA Class 008 - Maturity: 08-29-2021	52778	29,932	2	20,973	21,943	20,973		20,973
Corporate Bonds Rombo Compañía Financiera SA S041 - Maturity: 01-29-2021	53237	17,343	2	17,000	69,082	17,000		17,000
Other				27,879	3,348,650	27,879		27,879
Subtotal local private securities				530,690	3,694,234	530,690		530,690
Total other debt securities measurement at amortized cost				31,117,918	24,065,274	31,117,918		31,117,918
TOTAL OTHER DEBT SECURITIES				209,123,062	87,890,009	209,123,062		209,123,062

 Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Holdings				Position
		12/31/2020			12/31/2019	12/31/2020
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
Equity Instruments
Measured at fair value through profit or loss
- Local
Prisma Medios de Pago SA			3	1,420,695	1,934,144	1,420,695		1,420,695
Mercado Abierto Electrónico SA			3	144,222	70,730	144,222		144,222
Matba Rofex S.A.			3	21,242	15,723	21,242		21,242
C.O.E.L.S.A.			3	19,511	13,076	19,511		19,511
Argentina Clearing Registro SA			3	14,731	14,217	14,731		14,731
Sedesa			3	11,682	9,492	11,682		11,682
Provincanje SA			3	6,243	3,315	6,243		6,243
AC Inversora SA			3	5,389		5,389		5,389
Mercado a Término Rosario SA			3	4,308	12,510	4,308		4,308
Proin SA			3	1,960	2,012	1,960		1,960
Other				1,407	1,751	1,407		1,407
Subtotal local				1,651,390	2,076,970	1,651,390		1,651,390
- Foreign
Banco Latinoamericano de Comercio Exterior SA			1	9,728	12,731	9,728		9,728
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales			3	1,899	1,727	1,899		1,899
Subtotal foreign				11,627	14,458	11,627		11,627
Total measured at fair value through profit or loss				1,663,017	2,091,428	1,663,017		1,663,017
TOTAL EQUITY INSTRUMENTS				1,663,017	2,091,428	1,663,017		1,663,017
TOTAL GOVERNMENT AND PRIVATE SECURITIES				265,768,544	97,707,428	267,513,681		267,513,681

 Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	12/31/2020	12/31/2019
COMMERCIAL
In normal situation	72,766,058	139,510,719
With senior “A” collateral and counter-collateral	3,391,649	4,574,008
With senior “B” collateral and counter-collateral	9,700,967	14,952,607
Without senior collateral or counter-collateral	59,673,442	119,984,104
Subject to special monitoring	2,997,745	350,457
In observation
With senior “A” collateral and counter-collateral	338
With senior “B” collateral and counter-collateral	2,130,233
Without senior collateral or counter-collateral	610,083	700
In negotiation or with financing agreements
With senior “B” collateral and counter-collateral	136,081	131,871
Without senior collateral or counter-collateral	121,010	217,886
Troubled	82,453	96,412
With senior “B” collateral and counter-collateral		14,295
Without senior collateral or counter-collateral	82,453	82,117
With high risk of insolvency	85,161	1,788,326
With senior “A” collateral and counter-collateral		11,805
With senior “B” collateral and counter-collateral	78,238	420,414
Without senior collateral or counter-collateral	6,923	1,356,107
Irrecoverable	521,866	7,712
With senior “A” collateral and counter-collateral	53,098	566
With senior “B” collateral and counter-collateral	425,044
Without senior collateral or counter-collateral	43,724	7,146
Subtotal Commercial	76,453,283	141,753,626

 Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT B

(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	12/31/2020	12/31/2019
CONSUMER AND MORTGAGE
Performing	192,457,444	166,644,755
With senior “A” collateral and counter-collateral	19,582,396	3,258,170
With senior “B” collateral and counter-collateral	16,363,538	19,439,140
Without senior collateral or counter-collateral	156,511,510	143,947,445
Low risk	74,388	2,250,127
With senior “A” collateral and counter-collateral	5,005	22,710
With senior “B” collateral and counter-collateral	55	247,554
Without senior collateral or counter-collateral	69,328	1,979,863
Low risk - in special treatment	10,538
Without senior collateral or counter-collateral	10,538
Medium risk	214,725	1,902,647
With senior “A” collateral and counter-collateral	4,539	18,150
With senior “B” collateral and counter-collateral	30,025	176,973
Without senior collateral or counter-collateral	180,161	1,707,524
High risk	374,291	2,151,613
With senior “A” collateral and counter-collateral	20,937	36,524
With senior “B” collateral and counter-collateral	47,337	180,318
Without senior collateral or counter-collateral	306,017	1,934,771
Irrecuperable	820,007	588,493
With senior “A” collateral and counter-collateral	11,229	12,705
With senior “B” collateral and counter-collateral	239,810	194,631
Without senior collateral or counter-collateral	568,968	381,157
Subtotal consumer and mortgage	193,951,393	173,537,635
Total	270,404,676	315,291,261

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the consolidated statement of financial position is listed below:

	12/31/2020	12/31/2019
Loans and other financing	257,326,707	300,731,589
+ Allowances for loans and other financing	10,022,610	6,901,953
+ Adjustment amortized cost and fair value	135,080	154,937
+ Debt securities of financial trust - Measured at amortized cost	166,692	1,498,448
+ Corporate bonds	365,341	2,198,423
- Interest and other accrued items receivable from financial assets with impaired credit value	(58,303)	(74,025)
Guarantees provided and contingent liabilities	2,446,549	3,879,936
Total computable items	270,404,676	315,291,261

 Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	12/31/2020		12/31/2019
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	30,204,625	11.17	51,699,090	16.40
50 next largest customers	23,509,428	8.69	48,534,917	15.39
100 next largest customers	13,656,910	5.05	21,311,803	6.76
Other customers	203,033,713	75.09	193,745,451	61.45

Total (1)	270,404,676	100.00	315,291,261	100.00

(1) See reconciliation in Exhibit B

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		240,063	709,789	722,124	1,302,701	2,240,210	475,185	5,690,072
Financial sector		73,164	366,107	542,488	336,233	1,005,712		2,323,704
Non-financial private sector and foreign residents	1,309,651	94,565,908	30,753,008	41,943,648	49,509,992	47,067,374	76,591,919	341,741,500

Total	1,309,651	94,879,135	31,828,904	43,208,260	51,148,926	50,313,296	77,067,104	349,755,276

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		3,722,842	880,926	1,040,537	2,501,141	4,121,934	2,751,211	15,018,591
Financial sector		2,498,632	3,004,100	642,334	859,600	1,215,730	7,443	8,227,839
Non-financial private sector and foreign residents	4,936,146	123,475,851	36,775,492	33,009,946	41,228,086	59,457,916	91,735,995	390,619,432

Total	4,936,146	129,697,325	40,660,518	34,692,817	44,588,827	64,795,580	94,494,649	413,865,862

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT E

CONSOLIDATED DETAILED INFORMATION ON INTERESTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

							Information of the issuer
	Shares of interest							Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount 12/31/2020	Amount 12/31/2019	Main business activity	Year-end date / Period	Capital stock	Shareholders’ equity	Income for the year / Period
In complementary services companies
Associates and joint ventures
Local
Joint Ventures (UTE) See Note 11.2)					144,601	197,610	Management of tax services
Play Digital SA (See Note 11.1.b)	Common	1	1	119,177,505	56,964		Electronic, technological and computer services	12-31-20	1,197,221	572,247	(796,797)
Subtotal local					201,565	197,610
Total in complementary services associates companies and joint ventures					201,565	197,610
Total in complementary services companies					201,565	197,610
In other associates
- Associates and joint ventures
Local
Macro Warrants S.A. (See Note 11.1.a)	Common	1	1	50,000	2,340	1,606	Issue of warrants	09-30-20	1,000	46,805	14,551
Subtotal local					2,340	1,606
Total in other associates and joint ventures					2,340	1,606

Total investments in other companies					203,905	199,216

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

					Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	29,821,961	50	678,094	25,227	1,890,000	12,096	617,806	2,495,710	27,979,118
Furniture and facilities	3,682,851	10	308,616	782	1,435,143	28	370,087	1,805,202	2,185,483
Machinery and equipment	4,861,732	5	630,516	106	2,584,279	45	871,640	3,455,874	2,036,268
Vehicles	837,976	5	80,942	62,807	684,402	58,325	75,190	701,267	154,844
Other	2,667		28		2,648		21	2,669	26
Work in progress	1,189,216		465,125	815,824					838,517
Right of use real property	1,665,298	5	528,499	117,714	412,352	33,458	521,980	900,874	1,175,209
Total property, plant and equipment (1)	42,061,701		2,691,820	1,022,460	7,008,824	103,952	2,456,724	9,361,596	34,369,465

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

					Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property (1)	27,620,633	50	2,352,622	151,294	1,474,810	118,384	533,574	1,890,000	27,931,961
Furniture and facilities	3,437,685	10	724,740	479,574	1,602,518	477,285	309,910	1,435,143	2,247,708
Machinery and equipment	7,645,815	5	860,294	3,644,377	5,283,492	3,640,537	941,324	2,584,279	2,277,453
Vehicles	830,915	5	133,984	126,923	666,680	65,487	83,209	684,402	153,574
Other	2,465		202		2,423		225	2,648	19
Work in progress	2,046,200		1,979,389	2,836,373					1,189,216
Right of use real property		5	1,810,801	145,503		41,271	453,623	412,352	1,252,946
Total property, plant and equipment (1)	41,583,713		7,862,032	7,384,044	9,029,923	4,342,964	2,321,865	7,008,824	35,052,877

(1) During the fiscal year 2020 and 2019, this item observed transfers to and from property, plant and equipment and/or non-current assets held for sale.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT F

(Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Rented properties	220,218	50	1		33,694	-	2,461	36,155	184,064
Other investment properties	838,983	50	70,201	62,302	38,833	9	11,946	50,770	796,112
Total investment property (1)	1,059,201		70,202	62,302	72,527	9	14,407	86,925	980,176

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Rented properties	220,215	50	4	1	31,233	1	2,462	33,694	186,524
Other investment properties	729,432	50	433,937	324,386	28,680		10,153	38,833	800,150
Total investment property (1)	949,647		433,941	324,387	59,913	1	12,615	72,527	986,674

(1)	During the fiscal year 2020, this item observed transfers to and from property, plant and equipment.

(2)	During the fiscal year 2019, this item observed transfers to and from property, plant and equipment and/or non-current assets held for sale.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	Original Value at beginning of fiscal year	Useful life estimated in years			Depreciation for the fiscal year				Residual value at the end of the fiscal year
Item			Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end
Cost
Licenses	2,224,761	5	524,722		911,978	1	514,339	1,426,316	1,323,167
Other intangible assets	6,942,583	5	1,688,410	1,192	3,433,183	1,192	1,416,917	4,848,908	3,780,893
Total intangible assets	9,167,344		2,213,132	1,192	4,345,161	1,193	1,931,256	6,275,224	5,104,060

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	Original Value at beginning of fiscal year	Useful life estimated in years			Depreciation for the fiscal year				Residual value at the end of the fiscal year
Item			Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end
Cost
Licenses	2,707,929	5	695,936	1,179,104	1,669,510	1,171,274	413,742	911,978	1,312,783
Other intangible assets	8,251,282	5	1,618,269	2,926,968	4,848,643	2,760,136	1,344,676	3,433,183	3,509,400
Total intangible assets (1)	10,959,211		2,314,205	4,106,072	6,518,153	3,931,410	1,758,418	4,345,161	4,822,183

(1) During the fiscal year 2019, transfers was produced between different lines of this item, that producing differences between amounts at the end of the year and the beginning another, without implying modifications of the total item.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION
AS OF DECEMBER 31, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	12/31/2020		12/31/2019
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	93,600,447	19.15	33,394,393	9.33
50 next largest customers	46,083,821	9.43	16,615,377	4.64
100 next largest customers	20,901,885	4.28	12,937,300	3.62
Other customers	328,155,210	67.14	294,919,372	82.41

Total	488,741,363	100.00	357,866,442	100.00

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES
FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	439,899,936	45,047,684	5,581,716	3,025,417	34,807	2,187	493,591,747

From the non-financial government sector	67,873,301	5,558,974	901,974	2,128			74,336,377
From the financial sector	696,415						696,415
From the non-financial private sector and foreign residents	371,330,220	39,488,710	4,679,742	3,023,289	34,807	2,187	418,558,955

Derivative instruments	42	188					230

Repo transactions	620,389						620,389

Other financial institutions	620,389						620,389

Other Financial Liabilities	47,876,408	133,674	125,844	317,199	264,590	514,354	49,232,069

Financing received from the Central Bank of Argentina and other financial institutions	419,441	199,471	204,074	80,703	40,093	5,724	949,506

Issued corporate bonds	209,346		2,762,098	208,048	2,585,744		5,765,236

Subordinated corporate bonds			1,135,957	1,135,958	2,498,433	43,651,732	48,422,080

Total	489,025,562	45,381,017	9,809,689	4,767,325	5,423,667	44,173,997	598,581,257

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT I
(Continued)

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES
FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	319,128,393	35,554,356	4,728,311	1,398,959	72,883	30,866	360,913,768

From the non-financial government sector	22,974,090	1,059,457	58,210	2,832			24,094,589
From the financial sector	427,702						427,702
From the non-financial private sector and foreign residents	295,726,601	34,494,899	4,670,101	1,396,127	72,883	30,866	336,391,477

Derivative instruments	399,076	464,440	183,040				1,046,556

Repo transactions	1,364,962						1,364,962

Other financial institutions	1,364,962						1,364,962

Other Financial Liabilities	28,687,673	133,406	141,649	227,982	442,189	585,057	30,217,956

Financing received from the Central Bank of Argentina and other financial institutions	1,403,744	1,130,058	205,002	133,670	230,972	62,376	3,165,822

Issued corporate bonds	436,031		701,097	1,006,731	4,579,987	4,206,065	10,929,911

Subordinated corporate bonds			1,100,808	1,100,810	2,201,618	44,722,198	49,125,434

Total	351,419,879	37,282,260	7,059,907	3,868,152	7,527,649	49,606,562	456,764,409

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effects generated for provisions	12/31/2020
Provisions for eventual commitments	23,514	7,872		8,021	(6,158)	17,207
For Administrative, disciplinary and criminal penalties	977				(259)	718
Other	1,981,561	1,122,012	8	1,261,108	(555,858)	1,286,599
Total Provisions	2,006,052	1,129,884	8	1,269,129	(562,275)	1,304,524

CONSOLIDATED CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effects generated for provisions	12/31/2019
Provisions for eventual commitments	22,471	10,981			(9,938)	23,514
For Administrative, disciplinary and criminal penalties	1,504				(527)	977
Other	2,188,895	1,798,911	1,152,685	36,725	(816,835)	1,981,561
Total Provisions	2,212,870	1,809,892	1,152,685	36,725	(827,300)	2,006,052

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS
AS OF DECEMBER 31, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	12/31/2020					12/31/2019
	Total parent	Total per currency
	company and
Items	local branches	US dollar	Euro	Real	Other	Total
ASSETS
Cash and deposits in banks	105,720,560	105,194,576	332,411	19,495	174,078	96,598,721
Debt securities at fair value through profit or loss	5,957	5,957				336,603
Other financial assets	4,977,237	4,977,237				5,105,215
Loans and other financing	23,290,852	23,290,852				53,059,132
Other financial institutions	21,230	21,230				827,986
From the non-financial private sector and foreign residents	23,269,622	23,269,622				52,231,146
Other debt securities	5,890,302	5,890,302				1,178,318
Financial assets delivered as guarantee	1,822,376	1,816,203	6,173			3,937,454
Equity Instruments at fair value through profit or loss	11,627	11,627				14,458

TOTAL ASSETS	141,718,911	141,186,754	338,584	19,495	174,078	160,229,901

LIABILITIES
Deposits	77,100,334	77,100,275	59			108,479,516
Non-financial government sector	4,198,481	4,198,481				5,432,420
Financial sector	573,892	573,892				313,018
Non-financial private sector and foreign residents	72,327,961	72,327,902	59			102,734,078
Other financial liabilities	18,449,094	18,348,283	90,618		10,193	7,144,736
Financing from Central Bank and other financial Institutions	469,614	469,614				2,784,926
Subordinated corporate bonds	34,300,292	34,300,292				33,098,040
Other non-financial liabilities	20,313	20,313				33,981

TOTAL LIABILITIES	130,339,647	130,238,777	90,677		10,193	151,541,199

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT N

CONSOLIDATED CREDIT ASSISTANCE TO RELATED PARTIES
AS OF DECEMBER 31, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

Item	In normal situation	12/31/2020	12/31/2019
Loans and other financing
Overdrafts	409,555	409,555	1,331,983
Without senior collateral or counter-collateral	409,555	409,555	1,331,983
Documents	1,528	1,528	749,365
With senior “A” collateral and counter-collateral	1,528	1,528	35,397
Without senior collateral or counter-collateral			713,968
Mortgage and pledge	165,974	165,974	41,100
With senior “B” collateral and counter-collateral	141,893	141,893	27,566
Without senior guarantees or counter-guarantees	24,081	24,081	13,534
Personal	13,093	13,093	1,450
Without senior collateral or counter-collateral	13,093	13,093	1,450
Credit cards	59,988	59,988	93,111
With senior “A” collateral and counter-collateral	159	159
Without senior collateral or counter-collateral	59,829	59,829	93,111
Other	1,132,770	1,132,770	465,765
With senior “A” collateral and counter-collateral	20,345	20,345
With senior “B” collateral and counter-collateral	6,260	6,260	12,115
Without senior collateral or counter-collateral	1,106,165	1,106,165	453,650

Total loans and other financial	1,782,908	1,782,908	2,682,774

Eventual commitments	107,869	107,869	87,662
Total	1,890,777	1,890,777	2,770,436

Allowances	15,332	15,332	18,399

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT P

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Fair value with changes in other	Fair value with changes in result	Fair value hierarchy
Item	Amortized cost	comprehensive income	Obligatory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	25,422,664
Financial institutions and correspondents	104,539,560
Other	5,262
Debt securities at fair value through profit or loss			54,982,465	54,604,015	6	378,444
Derivative instruments			7,232		7,232
Repo transactions
Central Bank of the Argentine Republic	39,421,705
Other financial assets	18,280,848		605,442	579,263		26,179
Loans and other financing
To the non-financial government sector	3,614,805
Other financial institutions	1,822,643
To the non-financial private sector and foreign residents
Overdrafts	17,611,869
Documents	27,339,195
Mortgage loans	25,410,608
Pledge loans	3,325,554
Personal loans	70,258,760
Credit cards	64,266,490
Financial leases	118,562
Other (1)	43,558,221
Other debt securities	31,117,918	178,005,144		115,417,483	62,587,661
Financial assets delivered as guarantee	13,596,610	695,748		695,748
Equity Instruments at fair value through profit or loss			1,663,017	9,855		1,653,162
TOTAL FINANCIAL ASSETS	489,711,274	178,700,892	57,258,156	171,306,364	62,594,899	2,057,785

(1) Includes the total provisions to the non-financial private sector and foreign residents.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT P
(continued)
CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Fair value with changes in other	Fair value with changes in result	Fair value hierarchy
Item	Amortized cost	comprehensive income	Obligatory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
From the non-financial government sector	73,565,424
From the financial sector	696,415
From the non-financial private sector and foreign residents
Checking accounts	65,401,102
Savings accounts	138,844,482
Time deposits and Investment accounts	181,767,558
Other	28,466,382
Derivative instruments			230	230
Repo transactions
Other financial institutions	618,572
Other financial liabilities	49,215,887
Financing received from Central Bank and other financial institutions	919,103
Issued corporate bonds	4,926,901
Subordinated corporate bonds	34,300,292
TOTAL FINANCIAL LIABILITIES	578,722,118		230	230

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT P
(Continued)
CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Fair value with changes in other	Fair value with changes in result	Fair value hierarchy
Item	Amortized cost	comprehensive income	Obligatory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	26,563,255
Financial institutions and correspondents	110,498,075
Other	5,100
Debt securities at fair value through profit or loss			7,725,991	6,543,684	72,681	1,109,626
Derivative instruments			69,003	43,012	25,991
Other financial institutions	1,481,096
Other financial assets	7,889,031		502,535	471,221		31,314
Loans and other financing
To the non-financial government sector	8,781,948
Other financial institutions	5,380,555
To the non-financial private sector and foreign residents
Overdrafts	56,276,823
Documents	28,085,343
Mortgage loans	28,053,169
Pledge loans	5,536,821
Personal loans	77,326,738
Credit cards	57,392,877
Financial leases	312,495
Other (1)	33,584,820
Other debt securities	24,065,274	63,824,735		50,355,730	13,469,005
Financial assets delivered as guarantee	14,530,739
Equity Instruments at fair value through profit or loss			2,091,428	12,842		2,078,586
TOTAL FINANCIAL ASSETS	485,764,159	63,824,735	10,388,957	57,426,489	13,567,677	3,219,526

(1) Includes the total provisions to the non-financial private sector and foreign residents.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT P
(Continued)
CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Fair value with changes in other	Fair value with changes in result	Fair value hierarchy
Item	Amortized cost	comprehensive income	Obligatory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
From the non-financial government sector	23,906,675
From the financial sector	427,702
From the non-financial private sector and foreign residents
Checking accounts	54,625,032
Savings accounts	123,517,591
Time deposits and Investment accounts	144,401,841
Other	10,987,601
Derivative instruments			1,046,556	1,046,556
Repo transactions
Other financial institutions	1,364,825
Other financial liabilities	30,181,836
Financing received from Central Bank and other financial institutions	3,057,451
Issued corporate bonds	7,521,820
Subordinated corporate bonds	33,098,040
TOTAL FINANCIAL LIABILITIES	433,090,414		1,046,556	1,046,556

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	12/31/2020	12/31/2019
For measurement of financial assets at fair value through profit or loss
Gain from government securities	10,076,885	2,570,385
Gain from private securities	847,819	1,133,453
Gain from derivative financial instruments
Forward transactions	75,950	2,051,534
Gain from other financial assets	2,671	246,433
Gain from equity instruments at fair value through profit or loss	48,790	2,592,025
Loss from sales or decreases of financial assets at fair value (*)	(37,705,471)	(52,991,786)
TOTAL	(26,653,356)	(44,397,956)

(*) Includes reclassifications of instruments classified at fair value through other comprehensive income that were derecognized or collected during the fiscal year.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Net financial Income/(Loss)
	12/31/2020	12/31/2019
Interest income
for cash and bank deposits	128,169	354,797
for government securities	6,429,385	9,805,282
for debt securities	1,607,980	1,942,810
for loans and other financing
Non-financial public sector	2,953,253	1,840,235
Financial sector	1,012,071	2,821,733
Non-financial private sector
Overdrafts	10,812,954	21,176,144
Documents	4,758,585	7,594,077
Mortgage loans	8,074,017	11,031,618
Pledge loans	476,023	855,500
Personal loans	32,690,320	40,829,605
Credit cards	11,510,688	17,978,756
Financial leases	57,036	247,430
Other	13,213,833	7,164,626
for repo transactions
Central Bank of Argentina	6,971,713	552,926
Other financial institutions	95,676	3,919,285
TOTAL	100,791,703	128,114,824
Interest expenses
for deposits
Non-financial private sector
Checking accounts	(1,975,888)	(537,004)
Saving accounts	(654,139)	(896,495)
Time deposits and investments accounts	(53,900,325)	(79,268,075)
for Financing received from Central Bank of Argentina and other financial institutions	(100,834)	(361,756)
for repo transactions
Other financial institutions	(195,747)	(458,103)
for other financial liabilities	(61,339)	(252,763)
Issued corporate bonds	(1,547,872)	(3,250,458)
for subordinated corporate bonds	(2,397,775)	(2,319,006)
TOTAL	(60,833,919)	(87,343,660)

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Income for the fiscal year	Other comprehensive income	Income for the fiscal year	Other comprehensive income
	12/31/2020	12/31/2020	12/31/2019	12/31/2019
From debt government securities (*)	56,288,509	(4,910,379)	78,228,897	332,274
Total	56,288,509	(4,910,379)	78,228,897	332,274

	Income for the fiscal year
Commissions income	12/31/2020	12/31/2019
Commissions related to obligations	12,994,191	15,159,635
Commissions related to credits	184,458	231,735
Commissions related to loans commitments and financial guarantees	1,160	8,435
Commissions related to securities value	544,485	371,863
Commissions for credit cards	8,838,471	8,437,123
Commissions for insurances	1,601,339	1,591,978
Commissions related to trading and foreign exchange transactions	578,663	666,910
Total	24,742,767	26,467,679

	Loss for the fiscal year
Commissions expenses	12/31/2020	12/31/2019
Commissions related to trading and foreign exchange transactions	(117,519)	(209,142)
Commissions paid ATM exchange	(1,263,086)	(1,057,783)
Checkbooks commissions and compensating cameras	(404,450)	(453,613)
Commissions credit cards and foreign trade	(262,237)	(471,254)
Total	(2,047,292)	(2,191,792)

(*) Had the criteria set forth in Communiqué “A” 7211 been applied during the current year, “Gains or losses resulting from the net monetary position” would have stood at 30,260,486 (loss). This amount includes 37,699,560 (loss) booked in the consolidated statement of income for the year ended December 31, 2020, under “Net income (loss) from the measurement of financial instruments at fair value”, an amount that arose from reclassifications from “Other comprehensive income.” Considering the aforementioned net effects, had the criteria defined in Communiqué “A” 7211 been applied during the current year, “Net income for the year” would have amounted to 24,359,570 (gain).

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	12/31/2020
Other financial assets	14,032	11,318			(6,421)	18,929
Loans and other financing	6,901,953	4,206,875	2,013,698	(477,390)	(2,622,526)	10,022,610
Other financial institutions	37,572	(13,052)			(7,907)	16,613
To the non-financial private sector and foreign residents
Overdrafts	1,050,668	13,596	1,262	(21,507)	(358,285)	685,734
Documents	500,036	138,681	84,346	(30,978)	(157,463)	534,622
Mortgage loans	521,477	104,994	302,003	3,928	(179,453)	752,949
Pledge loans	175,691	24,614	7,175	(17,249)	(55,886)	134,345
Personal loans	2,501,419	913,987	499,491	(235,074)	(834,085)	2,845,738
Credit cards	1,079,674	2,164,256	804,075	(73,526)	(585,610)	3,388,869
Financial leases	7,285	(1,946)	(789)	7,728	(2,230)	10,048
Other	1,028,131	861,745	316,135	(110,712)	(441,607)	1,653,692
Eventual commitments	23,514	5,318	(5,440)	349	(6,534)	17,207
Other debt securities	2,637	266			(1,560)	1,343
TOTAL OF ALLOWANCES	6,942,136	4,223,777	2,008,258	(477,041)	(2,637,041)	10,060,089

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	12/31/2019
Other financial assets		17,088			(3,056)	14,032
Loans and other financing	8,102,856	748,250	198,312	1,044,084	(3,191,549)	6,901,953
Other financial institutions	78	45,692			(8,198)	37,572
To the non-financial private sector and foreign residents
Overdrafts	542,650	141,112	(108,657)	817,465	(341,902)	1,050,668
Documents	1,096,177	(60,075)	131,993	(330,752)	(337,307)	500,036
Mortgage loans	512,266	3,215	146,918	79,391	(220,313)	521,477
Pledge loans	434,015	9,780	(174,276)	34,869	(128,697)	175,691
Personal loans	2,896,787	467,207	219,890	65,916	(1,148,381)	2,501,419
Credit cards	1,725,970	110,535	(130,435)	(31,622)	(594,774)	1,079,674
Financial leases	20,678	717	(4,092)	(4,123)	(5,895)	7,285
Other	874,235	30,067	116,971	412,940	(406,082)	1,028,131
Eventual commitments	22,471	1,466	9,382		(9,805)	23,514
Other debts securities		3,212			(575)	2,637
TOTAL OF ALLOWANCES	8,125,327	770,016	207,694	1,044,084	(3,204,410)	6,942,136

Delfín Jorge Ezequiel Carballo

Chairperson

SEPARATE STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

Items	Notes	Exhibits	12/31/2020	12/31/2019	12/31/2018
ASSETS
Cash and Deposits in Banks	9	P	114,497,285	132,597,159	154,517,208
Cash			25,421,745	26,562,212	22,400,249
Central Bank of Argentina			49,994,923	75,092,641	105,158,422
Other Local and Foreign Entities			39,075,355	30,937,206	26,003,964
Other			5,262	5,100	954,573
Debt Securities at fair value through profit or loss	9	A and P	53,186,569	7,030,006	4,525,988
Derivative Financial Instruments	8 and 9	P	7,232	69,003	30,482
Repo transactions	4 and 9	P	40,189,091	1,481,096
Other financial assets	9 and 12	P and R	16,322,269	6,785,817	4,880,045
Loans and other financing	7 and 9	B, C, D, P and R	257,394,046	300,309,160	374,759,501
Non-financial Public Sector			3,614,805	8,781,948	3,721,504
Other Financial Entities			1,822,643	5,380,555	11,782,119
Non-financial Private Sector and Foreign Residents			251,956,598	286,146,657	359,255,878
Other Debt Securities	7 and 9	A, P and R	204,136,099	86,711,691	132,877,164
Financial Assets delivered as guarantee	5, 9 and 31	P	14,210,993	14,511,557	14,142,311
Equity Instruments at fair value through profit or loss	7, 9 and 15	A and P	1,662,890	2,091,317	105,100
Investment in subsidiaries, associates and joint arrangements	11	E	4,728,726	4,730,843	5,194,707
Property, plant and equipment		F	34,342,248	35,011,555	32,513,356
Intangible Assets		G	5,102,311	4,820,535	4,439,655
Other Non-financial Assets	12		1,974,627	1,244,247	1,827,628
Non-current assets held for sale			2,210,644	2,377,572	3,134,634
TOTAL ASSETS			749,965,030	599,771,558	732,947,779

Delfín Jorge Ezequiel Carballo

Chairperson

SEPARATE STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

Items	Notes	Exhibits	12/31/2020	12/31/2019	12/31/2018
LIABILITIES
Deposits	9	H, I and P	485,100,728	357,249,819	497,518,528
Non-financial Public Sector			73,565,424	23,906,675	40,444,381
Financial Sector			696,415	427,702	310,531
Non-financial Private Sector and Foreign Residents			410,838,889	332,915,442	456,763,616
Derivative Financial Instruments	8 and 9	I and P	230	1,046,556	2,867
Repo Transactions	4 and 9	I and P	618,572	1,364,825	344,445
Other Financial Liabilities	9 and 17	I and P	33,230,041	26,733,461	30,894,240
Financing received from the Central Bank of Argentina and other financial entities	9	I and P	918,879	3,057,235	6,278,682
Issued Corporate Bonds	9 and 36	I and P	4,926,901	7,521,820	13,378,682
Current Income Tax Liabilities	21. b)		4,988,725	11,007,747	5,680,819
Subordinated Corporate Bonds	9 and 36	I and P	34,300,292	33,098,040	32,018,221
Provisions	16	J	1,304,524	2,006,052	2,212,870
Deferred Income Tax Liabilities	21. b)		6,291,243	218,504	4,836,417
Other Non-financial Liabilities	17		30,205,967	13,714,203	12,223,163
TOTAL LIABILITIES			601,886,102	457,018,262	605,388,934
SHAREHOLDERS’ EQUITY
Capital Stock	29	K	639,413	639,413	669,663
Non capital contributions			12,429,781	12,429,781	12,428,461
Adjustments to Shareholders’ Equity			50,313,147	50,313,147	50,352,382
Earnings Reserved			109,816,498	74,776,648	46,065,725
Unappropriated Retained Earnings			(50,602,848)	(22,058,528)	20,090,218
Other Comprehensive Income accumulated			(4,786,055)	176,867	(119,386)
Net Income for the fiscal year			30,268,992	26,475,968	(1,928,218)
TOTAL SHAREHOLDERS’ EQUITY			148,078,928	142,753,296	127,558,845
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			749,965,030	599,771,558	732,947,779

The notes 1 to 44 to the separate financial statement and the exhibits A to L and N to R are an integral part of the separate financial statement.

Delfín Jorge Ezequiel Carballo

Chairperson

SEPARATE STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

Items	Notes	Exhibits	12/31/2020	12/31/2019
Interest income		Q	157,058,465	206,207,131
Interest expense		Q	(60,830,469)	(87,307,795)
Net Interest income			96,227,996	118,899,336
Commissions income	22	Q	24,333,119	26,250,663
Commissions expense		Q	(1,993,702)	(2,182,335)
Net Commissions income			22,339,417	24,068,328
Subtotal (Net Interest income +Net Commissions income)			118,567,413	142,967,664
Loss from measurement of financial instruments at fair value through profit or loss		Q	(26,515,196)	(45,284,714)
Profit from sold or derecognized assets at amortized cost			1,292,836	37,325
Differences in quoted prices of gold and foreign currency	23		4,029,386	4,606,657
Other operating income	24		4,672,921	9,759,829
Allowances for loan losses	7		(8,008,366)	(5,827,688)
Net Operating Income			94,038,994	106,259,073
Employee benefits	25		(26,179,960)	(28,542,036)
Administrative expenses	26		(14,352,069)	(17,224,641)
Depreciation and amortization of fixed assets		F and G	(4,380,949)	(4,068,435)
Other Operating Expenses	27		(20,327,663)	(30,019,331)
Operating Income			28,798,353	26,404,630
(Loss)/ Income from subsidiaries, associates and joint arrangements	11		(285,199)	1,722,815
Gain on net monetary position			13,631,888	15,116,742
Income before tax on continuing operations			42,145,042	43,244,187
Income tax on continuing operations	21. b)		(11,876,050)	(16,768,219)
Net Income from continuing operations			30,268,992	26,475,968
Net Income for the fiscal year			30,268,992	26,475,968

Delfín Jorge Ezequiel Carballo

Chairperson

SEPARATE EARNINGS PER SHARE

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

Items	12/31/2020	12/31/2019
Net Profit attributable to Parent’s shareholders	30,268,992	26,475,968
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	30,268,992	26,475,968
Weighted average of outstanding common shares for the fiscal year	639,413	639,402
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the fiscal year adjusted as per dilution effect	639,413	639,402
Basic earnings per share (in pesos)	47.3387	41.4074

Delfín Jorge Ezequiel Carballo

Chairperson

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

Items	Notes	Exhibits	12/31/2020	12/31/2019
Net Income for the fiscal year			30,268,992	26,475,968
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			119,864	116,159
Foreign currency translation differences for the fiscal year			119,864	116,159
Profit or losses for financial instruments measured at fair value through OCI (IFRS 9(4.1.2)(a))			(5,622,312)	572,216
Profit or losses for financial instruments at fair value through OCI (*)		Q	(5,449,905)	724,901
Income tax	21. b)		(172,407)	(152,685)
Other Comprehensive Income
Other Comprehensive Income for the fiscal year
Interest in Other Comprehensive Income/ (Loss) of associates and joint ventures accounted for using the participation method			539,526	(392,122)
Income/ (Loss) for the fiscal year from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			539,526	(392,122)
Total Other Comprehensive (Loss)/ Income that will be reclassified to profit or loss for the fiscal year			(4,962,922)	296,253
Total Other Comprehensive (Loss)/ Income			(4,962,922)	296,253
Total Comprehensive Income			25,306,070	26,772,221

(*)	Net amount of reclassifications to the income statement of financial instruments that was classified at fair value through other comprehensive income that were derecognized or collected during the fiscal year. At December 31, 2020 and 2019 the reclassified amounts to profit or loss was (44,979,730) and (63,011,907), respectively.

Had the criteria established in Communiqué “A” 7211 been applied, the amount reclassified to profit for the fiscal years ended December 31, 2020, and 2019, would have stood at (2,373,856) and (10,521,657), respectively.

The notes 1 to 44 to the separate financial statement and the exhibits A to L and N to R are an integral part of the separate financial statement.

Delfín Jorge Ezequiel Carballo

Chairperson

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Capital stock		Non- capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413		12,429,781	50,313,147	785,443	(608,576)	20,981,650	53,794,998	4,417,440	142,753,296
Total comprehensive income for the fiscal year
- Net income for the fiscal year										30,268,992	30,268,992
- Other comprehensive income/ (loss) for the fiscal year						119,864	(5,082,786)				(4,962,922)
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2020
Legal reserve								11,109,012		(11,109,012)	0
Normative reserve									43,911,276	(43,911,276)	0
Cash dividends (1)	39								(19,980,438)		(19,980,438)
Amount at the end of the fiscal year		639,413		12,429,781	50,313,147	905,307	(5,691,362)	32,090,662	77,725,836	(20,333,856)	148,078,928

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Capital stock		Non-capital Contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Restated amount at the beginning of the fiscal year		640,715	28,948	12,428,461	50,352,382	669,284	(788,670)	14,393,354	31,672,371	17,750,090	127,146,935
Adjustment and retroactive restatements	3									411,910	411,910
Amount at the beginning of the fiscal year adjusted and restated		640,715	28,948	12,428,461	50,352,382	669,284	(788,670)	14,393,354	31,672,371	18,162,000	127,558,845
Total comprehensive income for the fiscal year											0
- Net income for the fiscal year										26,475,968	26,475,968
- Other comprehensive income/ (loss) for the fiscal year						116,159	180,094				296,253
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2019
Legal reserve								6,588,296		(6,588,296)	0
Normative reserve									7,279,036	(7,279,036)	0
Cash dividends									(11,580,876)		(11,580,876)
Other									26,353,196	(26,353,196)
Own shares in treasury	29	(1,317)	1,317
Decrease of own shares in treasury	29		(30,625)		(41,006)				71,271
Other changes	29	15		1,320	1,771						3,106
Amount at the end of the fiscal year		639,413		12,429,781	50,313,147	785,445	(608,576)	20,981,650	53,794,998	(4,417,440)	142,723,296

(1)	Includes the complementary cash dividend approved by the Extraordinary Shareholders ‘Meeting on October 21, 2020. See additionally Note 39.

The notes 1 to 44 to the separate financial statement and the exhibits A to L and N to R are an integral part of the separate financial statement.

Delfín Jorge Ezequiel Carballo
Chairperson

SEPARATE STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

Items	Notes	12/31/2020	12/31/2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the fiscal year before Income Tax		42,145,042	43,244,187
Total monetary effect of the fiscal year		(13,631,888)	(15,116,742)
Adjustments to obtain cash flows from operating activities:		-	-
Amortization and depreciation		4,380,949	4,068,435
Allowance for loan losses		8,008,366	5,827,688
Difference in quoted prices of foreign currency		(15,934,824)	(34,221,036)
Other adjustments		63,574,698	107,798,496
Net increase / (decrease) from operating assets:		-	-
Debt Securities at fair value through profit and loss		(81,948,518)	(2,504,018)
Derivative financial instruments		61,771	(38,521)
Repo transactions		(38,707,995)	(1,481,096)
Loans and other financing		-	-
Non-financial public sector		5,167,143	(5,060,444)
Other financial entities		3,557,912	6,401,564
Non-financial private sector and foreign residents		26,133,626	67,885,355
Other debt securities		(15,488,990)	(6,634,262)
Financial assets delivered as guarantee		300,564	(369,246)
Equity instruments at fair value through profit or loss		428,427	1,418,926
Other assets		(10,269,597)	(903,037)
Net increase / (decrease) from operating liabilities:		-	-
Deposits		-	-
Non-financial public sector		49,658,749	(16,537,706)
Financial sector		268,713	117,171
Non-financial private sector and foreign residents		77,923,447	(123,848,174)
Derivative financial instruments		(1,046,326)	1,043,689
Repo transactions		(746,253)	1,020,380
Other liabilities		5,689,921	(3,642,871)
Payments for Income Tax		(8,095,222)	(12,208,094)
TOTAL CASH FROM OPERATING ACTIVITIES (A)		101,429,715	16,260,644

Delfín Jorge Ezequiel Carballo
Chairperson

SEPARATE STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

Items	Notes	12/31/2020	12/31/2019
CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(3,587,132)	(5,621,937)
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(3,587,132)	(5,621,937)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends		-	(11,580,876)
Acquisition or redemption of equity instruments		-	(406,710)
Non subordinated corporate bonds		(2,114,046)	(4,087,381)
Central Bank of Argentina		(9,701)	-
Financing from local financial entities		(2,038,626)	(3,208,872)
Subordinated corporate bonds		(2,216,662)	(2,204,680)
Other payments related to financing activities		(529,024)	(308,858)
Proceeds:		-	-
Central Bank of Argentina			4,917
TOTAL CASH USED IN FINANCING ACTIVITIES (C)		(6,908,059)	(21,792,460)

EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		27,971,105	51,312,121
MONETARY EFFECT ON CASH AND CASH EQUIVALENTS (E)		(70,862,040)	(114,878,152)
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D+E)		48,043,589	74,719,784
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	28	195,129,416	269,849,200
CASH AND CASH EQUIVALENTS AT THE END OF THE FISCAL YEAR	28	243,173,005	195,129,416

The notes 1 to 44 to the separate financial statement and the exhibits A to L and N to R are an integral part of the separate financial statement.

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless expressly stated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA, Macro Fondos SGFCISA and Argenpay SAU.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019. Additionally, on May 21, 2019 the Bank acquired 100% of Argenpay SA (see note 1 to the consolidated financial statements).

Moreover, on July 17, August 26, and October 15, 2020, the Bank made irrevocable capital contributions in advance of future share subscription to the company Play Digital SA, which were accepted for the Extraordinary Shareholder’s Meeting of that company. Additionally, on December 15, 2020, the Extraordinary Shareholder’s Meeting approved a capital stock increase. Thus, the Bank subscribed new shares on December 16, 2020. On March 4, 2021, the Bank made a new capital contribution for an amount of 19,505 (see note 1 to the consolidated financial statements).

On March 10, 2021, the Bank’s Board of Directors approved the issuance of these separate financial statements. Even when the Shareholders’ Meeting has the power to amend these separate financial statements after issuance, in Management opinion it will not happen.

2.	OPERATIONS OF THE BANK

Note 2 to the consolidated financial statements includes a detailed description of the agreements that relate the Bank with the provincial and municipalities governments.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These separate financial statements of the Bank were prepared in accordance with the accounting framework established by BCRA (Communiqué “A” 6114 as supplementary rules of the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless expressly stated)

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that have affected the preparation of these consolidated financial statements are as follows:

a)	According to Communiqué “A” 6114, as supplementary, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on January 1, 2020 included, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these separate financial statements, the Bank is in the process of quantifying the effect of the full application of the mentioned standard.

b)	Additionally, on April 29, 2019, the Bank received a Memorandum from the BCRA, which established specifics guidelines related to the measurement of the Bank’s holding in Prisma Medios de Pago SA as explained in note 15. Considering such guidelines, the Bank adjusted the fair value previously determined. As of the date of issuance of these separate financial statements, the Bank is in the process of quantifying the difference over such fair value and the fair value calculated according to IFRS, which could be material.

c)	As explained in section “Measuring unit” of note 3 to the consolidated financial statements, through Communiqués “A” 6651 and 6849, the BCRA established the application of the comprehensive inflation adjustment method to financial statements for fiscal years begging on January 1, 2020, included. Among the specified regulations established by the regulatory authority, through such standard determined that the amounts related to change in financial assets measured at fair value through other comprehensive income will be determined in terms of the current measuring unit, so that the monetary effect generated by those financial assets will be recognized in the statement of other comprehensive income when the IAS 29 “Financial Reporting in Hyperinflationary Economies”, requires that all the monetary effect generated by those financial assets will be recognized in the statement of income, while changes to be recognized in other comprehensive income will be arose by the comparison of: (i) the reserve included in the equity at the beginning of the fiscal year, restated at the closing date, and (ii) the difference between the amortized cost of financial assets and their fair value at the closing date. According to the requirement of Communiqué “A” 7211, the Bank quantifies the monetary effect generated by those items in Exhibit Q.

Applicable Accounting Standards

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these annual separate financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7183. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Note 3 to the consolidated financial statements presents further detailed descriptions of the basis for the presentation of such financial statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these separate financial statements.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these consolidated financial statements continue to be prepared on the going concern basis.

Subsidiaries

As mentioned in note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless expressly stated)

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investment in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profits and losses of the entity after the date of acquisition or creation.

Shares in profits and losses of subsidiaries and associates are recognized under “Income / (loss) from associates and joint ventures” in the statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income / (loss) for the fiscal year in other comprehensive income of associates and joint ventures accounted for using the participation method”, in the statement of other comprehensive income.

Transcription into books

As of the date of these separate financial statements, they are in the process of being transcribed both the analytical detail in the Bank’s inventory book (“Libro Inventarios”) and general ledger and the separate financial statement in the Bank’s balance book (“Libro Balances”) of Banco Macro SA as of December 31, 2020.

Reclassification of financial assets and liabilities – Changes in business model

Taking into account the volatile context in the local markets as described in note 42 to the consolidated financial statements, during 2020, the Bank’s management decided to update the business model related to certain investment. For further information see note 3 section “Reclassification of financial assets and liabilities – Changes in business model” to the consolidated financial statements.

New standards adopted

New standards adopted are described in note 3 to the consolidated financial statements.

New pronouncements

New pronouncements are described in note 3 to the consolidated financial statements.

4.	REPO TRANSACTIONS

As of December 31, 2020 and 2019, the Bank has agreed repurchase and reverse repurchase transactions of government and private securities, in absolute value, for 40,807,663 and 2,845,921, respectively. Maturity of the agreed transactions as of December 2020 occurred during the month of January 2021. Furthermore, to the those same dates, the securities delivered to guarantee the reverse repurchase transactions total 695,748 and 1,466,345, respectively, and are recorded under “Financial assets delivered as guarantee”, while securities received guarantee repurchase transactions as of December 31, 2020 and 2019 total 45,125,743 and 1,648,337, respectively and were recognized as an off balance sheet transaction.

Profits generated by the Bank as a result of its repurchase transactions arranged during the fiscal years ended on December 31, 2020 and 2019 total 7,111,237 and 4,472,211, respectively, and were accounted for in “Interest income” in the separate statement of income. In addition, losses generated by the Bank as a result of its reverse repurchase transactions arranged during the fiscal years ended on December 31, 2020 and 2019 total 195,747 and 458,103, respectively, and were recognized in “Interest expense” in the separate statement of income.

5.	FINANCIAL ASSETS DELIVERED AS GUARANTEE

As of December 31, 2020 and 2019, the Bank delivered as guarantee the following financial assets:

	Carrying Amount
Description	12/31/2020	12/31/2019
For transactions with the BCRA	12,040,746	10,127,017
For guarantee deposits	1,474,499	2,918,195
For securities forward contracts	695,748	1,466,345
Total	14,210,993	14,511,557

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless expressly stated)

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

6.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in statement of financial position and they are, therefore, an integral part of the total risk of the Bank. These transactions are detailed in note 6 to the consolidated financial statements.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 41 to the consolidated financial statements.

7.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

In note 7 to the consolidated financial statements, are detailed the allowances recognized by the Bank under this concept.

During the fiscal years ended December 31, 2020 and 2019, loss allowances for ECL related to loans and other financing, other debt securities measured at amortized cost and other financial assets amounted to 8,008,366 and 5,827,688, respectively, which were recognized in the separate statements of income under the item “allowance for loan losses”.

In addition, in exhibit R “Value adjustment for credit losses for credit losses – Allowance for uncollectibility risk” are also disclosed the ECL movements by portfolio and products.

8.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs derivative transactions for trading purposes. In note 8 to the consolidated financial statements, the Bank discloses the reasons, types of derivative financial transactions performed by the Bank, the notional value and the fair value of the financial instruments recognized as assets or liabilities in the statement of financial position.

9.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 9 to the consolidated financial statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these separate financial statements. In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless expressly stated)

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

Exhibit P “Categories of Financial Assets and Liabilities” presents the hierarchy in the Bank’s financial asset and liability fair value measurement.

Below is the reconciliation between the amounts at the beginning and the end of the fiscal year for the financial assets and liabilities recognized at fair value, categorized as level 3:

	As of December 31, 2020
Description	Debt securities	Other financial assets	Investments in equity instruments
Amount at the beginning	1,109,626	31,314	2,078,586
Transfers to Level 3
Transfers from Level 3
Profit and loss	207,791	9,472	133,672
Recognition and derecognition	(791,555)	(6,506)	17,111
Monetary effects	(147,418)	(8,101)	(576,207)
Amount at end of the fiscal year	378,444	26,179	1,653,162

	As of December 31, 2019
Description	Debt securities	Other financial assets	Investments in equity instruments
Amount at the beginning	2,703,786	190,929	88,466
Transfers to Level 3
Transfers from Level 3
Profit and loss	916,056	18,737	(153,735)
Recognition and derecognition	(1,742,443)	(143,266)	3,177,374 (*)
Monetary effects	(767,773)	(35,086)	(1,033,519)
Amount at end of the fiscal year	1,109,626	31,314	2,078,586

(*)	Mainly related to the reclassification from non-current assets held for sale of Prisma Medios de Pago SA. See also note 15 to the consolidated financial statements.

In note 9 to the consolidated financial statements, are detailed the valuation techniques and significant unobservable inputs used in the valuation of assets and liabilities at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of December 31, 2020 and 2019, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless expressly stated)

Financial assets and liabilities not recognized at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of December 31, 2020 and 2019:

	12/31/2020
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	114,497,285	114,497,285			114,497,285
Repo transactions	40,189,091	40,189,091			40,189,091
Other financial assets	16,296,090	16,296,090			16,296,090
Loans and other financing	257,394,046			239,959,333	239,959,333
Other debt securities	31,117,918	10,559,766	22,210,308	148,327	32,918,401
Financial assets delivered as guarantee	13,515,245	13,515,245			13,515,245
	473,009,675	195,057,477	22,210,308	240,107,660	457,375,445
Financial liabilities
Deposits	485,100,728	239,610,856		245,211,806	484,822,662
Repo transactions	618,572	618,572			618,572
Other financial liabilities	33,230,041	31,897,444	1,331,299		33,228,743
Financing received from the BCRA and other financial entities	918,879	323,872	585,419		909,291
Issued corporate bonds	4,926,901		4,120,798		4,120,798
Subordinated corporate bonds	34,300,292		29,103,736		29,103,736
	559,095,413	272,450,744	35,141,252	245,211,806	552,803,802

	12/31/2019
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	132,597,159	132,597,159			132,597,159
Repo transactions	1,481,096	1,481,096			1,481,096
Other financial assets	6,754,503	6,754,503			6,754,503
Loans and other financing	300,309,160			264,176,063	264,176,063
Other debt securities	24,065,274	2,127,361	22,652,005	1,660,974	26,440,340
Financial assets delivered as guarantee	14,511,557	13,045,212			13,045,212
	479,718,749	156,005,331	22,652,005	265,837,037	444,494,373
Financial liabilities
Deposits	357,249,819	199,676,605		157,881,650	357,558,255
Repo transactions	1,364,825	1,364,825			1,364,825
Other financial liabilities	26,733,461	25,239,003	1,489,374		26,728,377
Financing received from the BCRA and other financial entities	3,057,235	2,501,414	481,067		2,982,481
Issued corporate bonds	7,521,820		1,878,785	3,619,745	5,498,530
Subordinated corporate bonds	33,098,040		24,967,325		24,967,325
	429,025,200	228,781,847	28,816,551	161,501,395	419,099,793
10.	LEASES

10.1	The Bank as a lessee

As explained in note 10.1 to the consolidated financial statements, the Bank has lease arrangements mainly for real properties recognized in the item “Property, plant and equipment”.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless expressly stated)

Set out below are the carrying amounts of lease liabilities and the movements during the fiscal year:

	2020	2019
At the beginning of the fiscal year	1,241,133	816,166
Additions	380,862	664,962
Accretion of interest (see note 27)	180,785	166,048
Difference in foreign currency	292,007	370,981
Payments	(560,575)	(309,124)
Monetary effects	(362,837)	(467,900)
At the end of the fiscal year (see note 17)	1,171,375	1,241,133

The short term leases were recognized as expense for an amount of 3,538 and 151,848 for the years ended December 31, 2020 and 2019, respectively.

The table below shows the maturity of the lease liabilities as of December 31, 2020 and 2019:

Lease liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
As of 12/31/2020	45,413	82,082	106,416	177,788	411,699	250,322	509,354	759,676
As of 12/31/2019	45,305	87,497	119,928	196,711	449,441	233,434	558,258	791,692

10.2	The Bank as a lessor

In note 10.2 to the consolidated financial statements, are detailed the Bank´s transactions when acts a lessor.

The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payment receivables for such leases:

	12/31/2020		12/31/2019
	Current value of minimum payments	Total gross investment	Current value of minimum payments	Total gross investment
Up to 1 year	81,442	103,350	217,909	267,026
From 1 to 5 years	38,154	59,291	99,193	130,822
	119,596	162,641	317,102	397,848

Income for non-accrued interests amounted to 43,045 and 80,746, for the years ended December 31, 2020 and 2019, respectively.

11.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests on associates and joint ventures are disclosed in note 11 to the consolidated financial statements.

For further information, see exhibit E “Detailed information on interest in other companies” to the separate financial statements.

12.	OTHER FINANCIAL AND NON-FINANCIAL ASSETS

The breakdown of other financial and non-financial assets as of December 31, 2020 and 2019 is as follows:

Other financial assets	12/31/2020	12/31/2019
Receivables from spot sales of foreign currency pending settlements	8,440,351	18,300
Sundry debtors (see note 15)	7,128,027	6,343,291
Receivables from spot sales of government securities pending settlements	553,943	169,136
Private securities	26,179	31,314
Other	192,698	237,808
Allowances	(18,929)	(14,032)
	16,322,269	6,785,817

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, unless expressly stated)

Other non-financial assets	12/31/2020	12/31/2019
Investment property (see Exhibit F)	773,190	778,072
Tax advances	600,979	49,557
Advanced prepayment	455,938	319,403
Other	144,520	97,215
	1,974,627	1,244,247

Disclosures related to allowance for ECL are detailed in note 7 “Loss allowance for credit losses on credit exposures not measured at fair value through profit or loss”.

13.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of December 31, 2020 and 2019, amount balances and profit or loss related to transactions generated with related parties are as follows:

	Information as of December 31, 2020
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
ASSETS

Cash and deposits in banks	674							674
Repo transactions		767,386						767,386
Loans and other financing (2)
Documents							1,528	1,528
Overdraft						32,754	406,418	439,172
Credit cards						45,318	4,933	50,251
Lease		1,034					5,223	6,257
Personal loans						11,651		11,651
Mortgage loans						84,173		84,173
Other loans		711,777					380,489	1,092,266
Guarantees granted							831,701	831,701

Total Assets	674	1,480,197				173,896	1,630,292	3,285,059
LIABILITIES

Deposits	7	671,420	130,614	56,976	43,339	496,701	793,760	2,192,817
Other financial liabilities		15,615				149	8,367	24,131
Other non-financial liabilities							11,423	11,423

Total Liabilities	7	687,035	130,614	56,976	43,339	496,850	813,550	2,228,371

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless expressly stated)

	Information as of December 31, 2020
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
INCOME / (LOSS)
Interest income		47,019				60,479	599,224	706,722
Interest expense		(627)			(8,864)	(892,558)	(737,557)	(1,639,606)
Commissions income		10,737	307		89	142	7,402	18,677
Commissions expense						(135)	(235)	(370)
Net income from measurement of financial instruments at fair value through profit or loss							17,861	17,861
Other operating income	4			1			23	28
Allowance for loan losses		(6,886)						(6,886)
Administrative expense							(167,219)	(167,219)
Other operating expense							(76,761)	(76,761)

Total Income / (loss)	4	50,243	307	1	(8,775)	(832,072)	(357,262)	(1,147,554)

(1)	Includes close family members of the key management personnel.

(2)	The maximum financing amount for loans and other financing as of December 31, 2020 for Macro Securities SA, Key management personnel and other related parties amounted to 714,987, 987,790 and 4,673,348, respectively.

	Information as of December 31, 2019
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
ASSETS

Cash and deposits in banks	653							653
Other financial assets		160,385						160,385
Loans and other financing (2)
Documents							749,363	749,363
Overdraft						905,886	1,444,551	2,350,437
Credit cards						43,188	32,082	75,270
Lease		4,607					9,326	13,933
Mortgage loans						65,386		65,386
Other loans							455,560	455,560
Guarantees granted							777,992	777,992

Total Assets	653	164,992				1,014,460	3,468,874	4,648,979

LIABILITIES

Deposits	15	1,226,167	114,383	1,623	31,201	17,699,828	552,043	19,625,260
Other financial liabilities						112	7,618	7,730

Total liabilities	15	1,226,167	114,383	1,623	31,201	17,699,940	559,661	19,632,990

INCOME / (LOSS)

Interest income		13,000				102,071	288,934	404,005
Interest expense					(4,865)	(1,193,969)	(339,743)	(1,538,577)
Commissions income		760	259		262	39	7,449	8,769
Net loss from measurement of financial instruments at fair value through profit or loss						(54,322)	(283,860)	(338,182)
Other operating income	5						43	48
Administrative expense							(53,669)	(53,669)
Other operating expense							(139,868)	(139,868)

Total income / (loss)	5	13,760	259		(4,603)	(1,146,181)	(520,714)	(1,657,474)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless expressly stated)

(1)	Includes close family members of the key management personnel.

(2)	The maximum financing amount for loans and other financing as of December 31, 2019 for Macro Securities SA, Key management personnel and other related parties amounted to 7,063, 1,077,555 y 4,899,400, respectively.

Transactions generated by the Bank with related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of December 31, 2020 and 2019, totaled 293,965 and 297,595, respectively.

In addition, fees received by the Directors as of December 31, 2020 and 2019 amounted to 1,663,796 and 2,256,387, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	12/31/2020	12/31/2019
Board of Directors	13	14
Senior manager of the key management personnel	11	10
	24	24

14.	MODIFICATION OF FINANCIAL ASSETS

Note 14 to the consolidated financial statement describes the financial assets modified during the fiscal year and their new gross carrying amounts. Income arose from the modification is detailed in note 27.

15.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The Bank’s investment in Prisma Medios de Pago SA as of December 31, 2020 and 2019 is described in note 15 to the consolidated financial statements.

16.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions during fiscal year ended on December 31, 2020 and 2019.

The expected terms to settle these obligations are detailed in note 16 to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless expressly stated)

17.	OTHER FINANCIAL AND NON-FINANCIAL LIABILITIES

The breakdown of other financial and non-financial liabilities as of December 31, 2020 and 2019 is as follows:

Other financial liabilities	12/31/2020	12/31/2019
Credit and debit card settlement - due to merchants	17,203,560	18,351,431
Amounts payable for spot purchases of foreign currency pending settlement	8,449,971	31,488
Payments orders pending settlement foreign exchange	3,073,105	2,789,684
Collections and other transactions on account and behalf others	1,413,544	2,141,311
Finance leases liabilities (see note 10.1)	1,171,375	1,241,133
Amounts payable for spot purchases of government securities pending settlement	436,167	18,612
Amounts payable for spot purchases of other pending settlement		36,077
Other	1,482,319	2,123,725
	33,230,041	26,733,461

Other non-financial liabilities	12/31/2020	12/31/2019
Dividends payables (see note 39)	16,579,990
Salaries, bonuses and payroll taxes payables	4,830,318	4,976,927
Withholdings	4,121,280	3,137,113
Taxes payables	1,788,389	2,580,254
Miscellaneous payables	1,402,590	1,288,915
Fees payables	476,385	646,757
Retirement pension payment orders pending settlement	409,534	452,047
Other	597,481	632,190
	30,205,967	13,714,203

18.	EMPLOYEE BENEFITS PAYABLE

The table below presents the amounts of employee benefits payable as of December 31, 2020 and 2019:

Short-term employee benefits	12/31/2020	12/31/2019
Salaries, bonuses and payroll taxes payables	2,566,249	3,156,100
Vacation accrual	2,264,069	1,820,827
Total short-term employee benefits	4,830,318	4,976,927

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2020 and 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless expressly stated)

19.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2020 and 2019:

12/31/2020	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	114,497,285
Debt securities at fair value through profit or loss	2,354	17,427,585	11,276,647	90,669	22,306,897	51,101,798	667,796	1,414,621	2,082,417
Derivative financial instruments		1,107	6,125			7,232
Repo transactions		40,189,091				40,189,091
Other financial assets	1,451,380	10,369,912	45,334	269,908		10,685,154		4,185,735	4,185,735
Loans and other financing (1)	625,948	88,997,093	23,930,686	32,042,691	33,177,594	178,148,064	27,818,852	50,801,182	78,620,034
Other debt securities		128,717,832	2,792,467	17,533,158	32,632,409	181,675,866	20,305,725	2,154,508	22,460,233
Financial assets delivered as guarantee	13,515,245	695,748				695,748
Equity instruments at fair value through profit or loss	1,662,890
Total assets	131,755,102	286,398,368	38,051,259	49,936,426	88,116,900	462,502,953	48,792,373	58,556,046	107,348,419

Liabilities
Deposits	234,903,692	199,447,955	43,211,475	5,107,058	2,409,127	250,175,615	20,547	874	21,421
Derivative financial instruments		42	188			230
Repo transactions		618,572				618,572
Other financial liabilities		31,891,021	130,099	120,922	311,200	32,453,242	262,771	514,028	776,799
Financing received from the BCRA and other financial entities		418,834	194,054	195,387	72,033	880,308	33,469	5,102	38,571
Issued Corporate bonds		169,927		2,379,278		2,549,205	2,377,696		2,377,696
Subordinated corporate bonds				642,292		642,292		33,658,000	33,658,000
Total Liabilities	234,903,692	232,546,351	43,535,816	8,444,937	2,792,360	287,319,464	2,694,483	34,178,004	36,872,487

12/31/2019	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	132,597,159
Debt securities at fair value through profit or loss		680,753	317,118	92,178	62,435	1,152,484	5,378,093	499,429	5,877,522
Derivative financial instruments		69,003				69,003
Repo transactions		1,481,096				1,481,096
Other financial assets	3,316,592	1,446,626	2,949	387,485		1,837,060		1,632,165	1,632,165
Loans and other financing (1)	3,978,589	124,261,084	29,740,732	20,333,701	22,627,214	196,962,731	36,406,782	62,961,058	99,367,840
Other debt securities		62,829,666	4,539,709	4,817,769	13,620,806	85,807,950	249,832	653,909	903,741
Financial assets delivered as guarantee	13,045,212	1,466,345				1,466,345
Equity instruments at fair value through profit or loss	2,091,317
Total assets	155,028,869	192,234,573	34,600,508	25,631,133	36,310,455	288,776,669	42,034,707	65,746,561	107,781,268

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless expressly stated)

12/31/2019	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Liabilities
Deposits	193,717,578	123,518,528	34,293,022	4,374,131	1,276,135	163,461,816	56,294	14,131	70,425
Derivative financial instruments		399,076	464,440	183,040		1,046,556
Repo transactions		1,364,825				1,364,825
Other financial liabilities		25,240,211	129,844	137,026	221,818	25,728,899	422,478	582,084	1,004,562
Financing received from the BCRA and other financial entities		1,398,756	1,111,838	185,384	107,985	2,803,963	200,761	52,511	253,272
Issued Corporate bonds		257,208		83,306		340,514	3,313,662	3,867,644	7,181,306
Subordinated corporate bonds				481,479		481,479		32,616,561	32,616,561
Total Liabilities	193,717,578	152,178,604	35,999,144	5,444,366	1,605,938	195,228,052	3,993,195	37,132,931	41,126,126

(1)	The amounts included in “without due date”, are related to the non-performing portfolio.

20.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in note 20 to the consolidated financial statements.

21.	INCOME TAX

a)	Inflation adjustment and tax rate on income tax

In note 21 to the consolidated financial statements are detailed the legal aspects of the inflation adjustment on income tax and the corporate tax rate on tax rate.

b)	The main items of deferred income tax

This tax shall be recognized following the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the carrying amount of an asset or liability and its tax base, and its subsequent recognition in profit or loss for the fiscal year in which the reversal of such differences occurs, considering as well the possibility of using tax losses in the future.

Deferred tax assets and deferred tax liabilities in the statement of financial position are as follows:

	12/31/2020	12/31/2019
Deferred tax assets
Loans and other financing	1,732,475	375,314
Provisions and employee benefits	585,922	525,594
Allowances for contingencies	365,174	594,761
Leases	106,147	82,274
Inflation adjustment on deferred income tax		7,290,439
Other	151,207	407,270
Total deferred tax assets	2,940,925	9,275,652
Deferred tax liabilities
Property, plant and equipment and other non-financial assets	6,807,577	7,058,846
Intangible assets	1,377,624	1,320,697
Profit or loss for forward sales	511,718	317,513
Investments in other companies	395,080	521,512
Other	140,169	275,588
Total deferred tax liabilities	9,232,168	9,494,156
Net deferred tax liabilities	(6,291,243)	(218,504)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless expressly stated)

Changes in net deferred tax assets and liabilities as of December 31, 2020 and 2019 are summarized as follows:

	12/31/2020	12/31/2019
Net deferred tax liabilities at beginning of year	218,504	4,836,417
(Loss) / Profit for deferred taxes recognized in the statement of income	(6,072,739)	4,670,654	(*)
Other tax effects		(52,741)
Net deferred tax liabilities at fiscal year end	6,291,243	218,504

(*)	Includes the effect as explained in points a) and c) of this note. The entire changes in the deferred income tax is recorded in the statement of income and there is not impact in the statement of other comprehensive income.

The income tax recognized in the statement of income and in the statement of other comprehensive income differs from the income tax to be recognized if all income were subject to the current tax rate.

The main items of income tax expense in the consolidated financial statements are as follows:

	12/31/2020	12/31/2019
Current income tax expense (*)	4,078,947	17,621,330
Loss / (profit) for deferred taxes	6,072,739	(4,670,654)
Other tax effects		52,741
Monetary effects	1,724,364	3,764,802
Income tax loss recorded in the statement of income	11,876,050	16,768,219
Income tax loss recorded in other comprehensive income	172,407	152,685
	12,048,457	16,920,904

(*)	The current income tax expense for the fiscal year 2020 includes the effects for the criterion adopted as describes in point c) of this note.

The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

	12/31/2020	12/31/2019
Income carrying amount before income tax	42,145,042	43,244,187
Applicable income tax rate	30%	30%
Income tax on income carrying amount	12,643,513	12,973,256
Net permanent differences and other tax effects including the fiscal inflation adjustment	(767,463)	3,794,963
Total income tax	11,876,050	16,768,219

As of December 31, 2020 and 2019, the effective income tax rate is 28.2% y 38.8%, respectively.

c)	As decided by the Board of Directors in the meeting dated May 11, 2020, considering certain case-law on the subject assessed by its legal and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of note 21 to the consolidated financial statements). As a result, the current income tax determined by the Bank for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion has been applied to determine the annual provision for 2020, which generated an accrued income tax for Banco Macro SA for such fiscal year that amounted to 10,230,500 (not restated).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless expressly stated)

In addition, on October 24, 2020 Banco Macro SA filed to AFIP-DGI two requests for the recovery of payments established by the first paragraph of section 81 Law 11683, in order to obtain the return of the amounts 4,782,766 and 5,015,451 (not restated), inappropriately paid to the tax authority as income tax for the fiscal years 2013 to 2017 and 2018, respectively, due to the impossibility to apply the inflation adjustment method established by the Income Tax Law. For further information see note 21.d) to the consolidated financial statements.

22.	COMMISSIONS INCOME

Description	12/31/2020	12/31/2019
Performance obligations satisfied at a point in time
Commissions related to obligations	12,994,182	15,156,780
Commissions related to credit cards	8,410,516	8,075,227
Commissions related to insurance	1,601,339	1,591,978
Commissions related to trading and foreign exchange transactions	536,763	620,678
Commissions related to loans and other financing	180,743	217,173
Commissions related to securities value	136,986	153,829
Commissions related to financial guarantees granted	1,159	5,408
Performance obligations satisfied over certain time period
Commissions related to credit cards	427,955	361,896
Commissions related to trading and foreign exchange transactions	41,900	46,232
Commissions related to obligations	843	3,873
Commissions related to loans and other financing	732	14,562
Commissions related to financial guarantees granted	1	3,027
	24,333,119	26,250,663

23.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Description	12/31/2020	12/31/2019
Translation of foreign currency assets and liabilities into pesos	3,077,452	(348,432)
Income from foreign currency exchange	951,934	4,955,089
	4,029,386	4,606,657

24.	OTHER OPERATING INCOME

Description	12/31/2020	12/31/2019
Services	2,182,232	2,071,714
Other receivables for financial intermediation	509,248
Adjustments and interest from other receivables	722,473	855,246
Derecognition or substantial modification of financial liabilities	228,983	556,936
Adjustments from other receivables with CER clauses	176,133	216,298
Sale of property, plant and equipment	6,279
Sale of non-current assets held for sale (1)		4,490,457
Initial recognition of loans		163,172
Other	847,573	1,406,006
	4,672,921	9,759,829

(1)	Mainly related to the sale of Prisma Medios de Pago SA, which was classified as non-current assets held for sale when it was sold. See also note 15.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless expressly stated)

25.	EMPLOYEE BENEFITS

Description	12/31/2020	12/31/2019
Remunerations	19,447,340	19,763,908
Payroll taxes	4,346,890	5,800,750
Compensations and bonuses to employees	1,828,780	2,311,770
Employee services	556,950	665,608
	26,179,960	28,542,036

26.	ADMINISTRATIVE EXPENSES

Description	12/31/2020	12/31/2019
Maintenance, conservation and repair expenses	2,249,204	2,316,872
Armored truck, documentation and events	2,039,249	2,306,981
Taxes	1,822,350	2,031,008
Fees to directors and syndics	1,579,584	2,784,754
Electricity and communications	1,527,089	1,611,507
Security services	1,414,620	1,612,060
Software	1,067,755	1,112,284
Other fees	850,793	1,323,880
Advertising and publicity	422,056	643,716
Insurance	167,460	161,601
Representation, travel and transportation expenses	116,933	240,352
Stationery and office supplies	90,629	137,984
Leases	89,442	303,373
Hired administrative services	3,266	5,921
Other	911,639	632,348
	14,352,069	17,224,641
27.	OTHER OPERATING EXPENSES

Description	12/31/2020	12/31/2019
Turnover tax	11,189,680	13,871,275
For credit cards	4,553,624	4,990,875
Charges for other provisions	1,121,883	1,949,146
Deposit guarantee fund contributions	739,624	784,007
Taxes	533,333	1,673,728
Interest on lease liabilities (see note 10.1)	180,785	166,048
Donations	168,127	379,853
Loss from sale or impairment of investments in properties and other non-financial assets	85,135	155,959
Insurance claims	63,090	81,133
Cost of onerous contracts	7,366
For modification of financial assets (see note 14)		3,902,110
Loss from sale or impairment of property, plant and equipment		61,294
For administrative, disciplinary and criminal penalties		91
Other	1,685,016	2,003,812
	20,327,663	30,019,331

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless expressly stated)

28.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the fiscal year. For the preparation of the statement of cash flows the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

	12/31/2020	12/31/2019	12/31/2018
Cash and deposit in banks	114,497,285	132,597,159	154,517,208
Other debt securities	128,675,720	62,532,257	115,331,992
	243,173,005	195,129,416	269,849,200

29.	CAPITAL STOCK

The composition of the Bank’s capital stock is disclosed in exhibit K “Composition of capital stock” to these separate financial statements.

Additionally, in note 29 to the consolidated financial statements presents the changes in the Bank’s capital stock.

30.	DEPOSIT GUARANTEE INSURANCE

Note 31 to the consolidated financial statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds an 8.9440% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 11959 issued on February 27, 2020.

31.	RESTRICTED ASSETS

As of December 31, 2020 and 2019 the following Bank’s assets are restricted:

Item	12/31/2020	12/31/2019
Debt securities at fair value through profit or loss and other debt securities
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	146,459	131,191
• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 as of December 31, 2020 and Discount bonds in pesos regulated by Argentine legislation, maturing 2033 as of December 31, 2019, securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	61,180	205,446

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless expressly stated)

Item (Contd.)	12/31/2020	12/31/2019
• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 as of December 31, 2020 and Discount bonds in pesos regulated by Argentine legislation, maturing 2033, as of securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	39,368	159,736
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV	32,926	29,493
• National Treasury bills at discount in pesos maturity 01-29-2021, securing the transaction of MAE Futuro Garantizado CPC2	19,600
• Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 for the guarantee fund contribution in BYMA according to section 45 Law 26831 and supplementary regulations established by CNV standards (NT 2013, as amended)	3,192
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing a IDB loan of Province of San Juan No. 2763/OC-AR.		4,676
Subtotal debt securities at fair value through profit or loss and other debt securities	302.725	530.542

Other financial assets
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for differences in turnover tax	827	1,126
Subtotal other financial assets	827	1,126

Loans and other financing – non-financial private sector and foreign residents
• Interests derived from contributions made as contributing partner (2)	260,000
Subtotal loans and other financing	260,000

Financial assets delivered as guarantee
• Special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar entities.	12,040,746	10,127,017
• Guarantee deposits related to credit and debit card transactions	1,317,869	1,098,128
• For securities forward contracts	695,748	1,466,345
• Other guarantee deposits	156,630	1,820,067
Subtotal Other financial assets delivered as guarantee	14,210,993	14,511,557

Other non-financial assets
• Real property related to call options sold	216,420	436,648
Subtotal Other non-financial assets	216,420	436,648
Total	14,990,965	15,479,873

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	As of December 31, 2020 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

Moreover, on November 9, 2020 the Bank paid 12,638 for a call option which gives right to increase up to 24.99% the Bank’s interest in the capital stock of Fintech SGR.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless expressly stated)

32.	TRUST ACTIVITIES

Note 33 to the consolidated financial statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

32.1	Financial trusts for investment purposes

As of December 31, 2020 and 2019 the debt securities with investment purposes and certificate of participation in financial trusts total 568,961 and 2,637,016, respectively.

According to the latest accounting information available as of the date of issuance of these separate financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

32.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of December 31, 2020 and 2019, considering the latest available accounting information as of the date of these separate financial statements, the assets managed through Macro Fiducia SA of this type of trusts amount to 6,641 and 12,462, respectively.

32.3	Trusts guaranteeing loans granted by the Bank

As of December 31, 2020 and 2019, considering the latest available accounting information as of the date of these separate financial statements, the assets managed by the Bank amount to 2,061,643 and 1,397,282, respectively.

32.4	Trusts in which the Bank acts as Trustee (Management)

As of December 31, 2020 and 2019, considering the latest available accounting information as of the date of these separate financial statements, the assets managed by the Bank amount to 2,379,972 and 2,646,452, respectively.

33.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for their acronyms in Spanish) – Depositary Company, comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee Agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered). Note 34.3 to the consolidated financial statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity as of December 31, 2020 stated in Unit of Purchasing Power (UVA, for its acronym in Spanish) amounted to 2,305,704,726 and exceeds the minimum amount required by this regulation for the different categories of agents in which the Bank is registered, amounting to 710,175 UVA, which the Bank paid-in with government securities as described in note 31 and with cash deposits in BCRA accounts 00285 and 80285 belogning to the Bank.

In addition, note 34.2 to the consolidated financial statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

34.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for December 2020 are described in note 35 to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless expressly stated)

35.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 36 to the consolidated financial statements describes the penalties applied and the proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA.

-	Penalties applied by the BCRA.

-	Penalties applied by the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects, other than those previous mentioned, should be recorded or disclosed.

36.	ISSUANCE OF CORPORATE BONDS

Note 37 to the consolidated financial statements describes liabilities for corporate bonds recognized by the Bank as December 31, 2020 and 2019, under the terms and values therein expressed.

37.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 6, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off balance sheet transactions as of December 31, 2020 and 2019:

Item	12/31/2020	12/31/2019
Custody of government and private securities and other assets held by third parties	159,203,110	92,920,099
Preferred and other collaterals received from customers (1)	84,475,916	75,613,250
Outstanding checks not yet paid	7,536,159	10,919,866
Checks already deposited and pending clearance	3,818,869	4,107,423

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

38.	TAX AND OTHER CLAIMS

38.1. Tax claims

Note 39.1 to the consolidated financial statements describes the most relevant claims pending resolution and filed by Federal Public Revenue Agency AFIP and the tax authorities of the relevant jurisdiction.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these separate financial statements.

38.2. Other claims

Note 39.2. to the consolidated financial statements describes the most relevant claims pending resolution and filed by the different consumer´s associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these separate financial statements.

39.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 40 to the consolidated financial statements describes the main legal provisions regulating the restriction on profit distribution.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31,

2020, unless expressly stated)

As of December 31, 2020, the related adjustments (not restated) to be made on unappropriated retained earnings of Banco Macro SA are as follows:

i.	Debit amounts of the accounting items recognized in “Other comprehensive income” amounted to 5,691,362.

ii.	The positive net difference between the amortized cost and the fair value amounted to 35.

iii.	Profit originated for the first-time application of IFRS, included as a special reserve amounted to 7,279,036.

40.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 41 to the consolidated financial statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

41.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL MARKET

The international and domestic macroeconomics environments in which the Bank operates, and its impacts are described in note 42 to the consolidated financial statements.

42.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic. This emergency situation over public health was worldwide expanded and several countries have taken different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines and are detailed in note 43 to the consolidated financial statements.

43.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the reporting fiscal year and the issuance of these separate financial statements that may materially affect the financial position or the profit and loss for the fiscal year, not disclosed in these separate financial statements.

44.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These separate financial statements are presented in accordance with the accounting framework established by the BCRA, as mention in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 30, 2020, except that indicated otherwise)

		Holdings				Position
		12/31/2020			12/31/2019	12/31/2020
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Federal government treasury bonds at discount in pesos - Maturity: 01-29-2021	5381		1	17,049,960		17,245,960		17,245,960
Federal government treasury bonds at discount in pesos - Maturity: 02-26-2021	5385		1	11,273,975		11,773,723		11,773,723
Federal government treasury bonds in pesos adjusted by CER - Maturity: 07-22-2021	5315		1	9,451,341	5,341,210	10,139,533		10,139,533
Federal government treasury bonds in pesos adjusted by CER - Maturity: 08-05-2021	5359		1	7,188,287		7,549,484		7,549,484
Federal government treasury bonds in pesos BADLAR +100 PB - Maturity: 08-05-2021	5360		1	5,658,855		5,658,855		5,658,855
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492		1	796,557		796,557		796,557
Federal government treasury bonds in pesos BADLAR +200 PB - Maturity: 04-03-2022	5480		1	533,627	3,296	533,627		533,627
Federal government treasury bonds in pesos adjusted by CER - Maturity: 11-09-2026	5925		1	314,671		314,671		314,671
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2024	5493		1	252,086		252,086		252,086
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-18-2022	5491		1	117,164		117,164		117,164
Other				171,602	575,873	171,602		171,602
Subtotal local government securities				52,808,125	5,920,379	54,553,262		54,553,262

Debt Securities in Financial Trusts Surcos			3	249,107	143,368	249,107		249,107
Debt Securities in Financial Trusts Secubono			3	126,983	92,945	126,983		126,983
Securities of companies of public services			3	2,354	2,371	2,354		2,354
Debt Securities in Financial Trusts Consubond					482,369
Debt Securities in Financial Trusts Agrocap					129,091
Debt Securities in Financial Trusts Secubono S 191 CL A - Maturity: 06-29-2020	54375				114,820
Debt Securities in Financial Trusts Chubut Regalías Hidrocarburíferas - Maturity: 07-01-2020	36425				41,105
Debt Securities in Financial Trusts Secubono S189A - Maturity: 03-30-2020	54228				30,220
Debt Securities in Financial Trusts Secubono Series 191 Class B - Maturity: 07-28-2020	54376				16,421
Debt Securities in Financial Trusts Secubono Series 190 Class A - Maturity: 04-28-2020	54318				15,206
Other					41,711
Subtotal local private securities				378,444	1,109,627	378,444		378,444

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				53,186,569	7,030,006	54,931,706		54,931,706

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 30, 2020, except that indicated otherwise)

		Holdings				Position
		12/31/2020			12/31/2019	12/31/2020
			Fair			Position
		Fair	value	Book	Book	Without		Final
Name	Identification	Value	level	amounts	amounts	Options	Options	position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Federal government treasury bonds in pesos BADLAR + 100 PB - Maturity: 08-05-2021	5360		1	19,275,639		19,275,639		19,275,639
Federal government treasury bonds in pesos adjusted by CER - Maturity: 07-22-2021	5315		1	8,941,173		8,941,173		8,941,173
Federal government treasury bonds in pesos adjusted by CER - Maturity: 04-17-2021	5494		1	8,601,842		8,601,842		8,601,842
Federal government treasury bonds in pesos adjusted by CER - Maturity: 08-05-2021	5359		1	3,419,978		3,419,978		3,419,978
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492		1	1,039,269		1,039,269		1,039,269
Federal government treasury letters at variable rate in pesos - Maturity: 03-31-2021	5388		1	986,265		986,265		986,265
Federal government treasury bonds linked to dollar - Maturity: 11-30-2021	5498		1	900,540		900,540		900,540
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2024	5493		1	875,759		875,759		875,759
Treasury bills of Province of Neuquén Series 1 Class 1 - Maturity: 04-07-2021	42263		1	264,546		264,546		264,546
Federal government bonds in pesos - Private Badlar BADLAR + 200 PB - Maturity: 04-03-2022	5480		1	32,945		32,945		32,945
Other				4,505	114,160	4,505		4,505
Subtotal local government securities				44,342,461	114,160	44,342,461		44,342,461
Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-21-2021			2	21,218,562		21,218,562		21,218,562
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-12-2021			1	19,732,940		19,732,940		19,732,940
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-28-2021			2	18,420,266		18,420,266		18,420,266
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-19-2021			1	17,642,322		17,642,322		17,642,322
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-05-2021			1	15,109,347		15,109,347		15,109,347
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-26-2021			1	13,603,450		13,603,450		13,603,450
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-14-2021			2	12,025,981		12,025,981		12,025,981
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-07-2021			2	10,922,852		10,922,852		10,922,852
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-03-2020					20,124,827
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-07-2020					15,394,929
Other					27,012,501
Subtotal Central Bank of Argentina Bills				128,675,720	62,532,257	128,675,720		128,675,720
Total Other debt securities measured at fair value though other comprehensive income				173,018,181	62,646,417	173,018,181		173,018,181
Measured at amortized cost
- Local
Government securities
Federal government bonds in pesos 22% - Maturity: 05-21-2022	5496	21,750,000	2	20,161,989		20,161,989		20,161,989
Federal government treasury bonds adjusted by CER - Maturity: 04-17-2021	5494	8,601,844	1	8,574,267		8,574,267		8,574,267
Federal government treasury letters at variable rate in pesos - Maturity: 03-31-2021	5388	1,574,700	1	1,583,353		1,583,353		1,583,353
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	251,009	1	183,664	437,591	183,664		183,664
Federal government treasury bonds adjusted by CER - Maturity: 03-18-2022	5491	60,813	1	55,700		55,700		55,700
Bonds Par denominated in Pesos - Maturity 12-31-2038	45695	71,400	1	28,255	31,485	28,255		28,255
Federal government bonds in pesos - Fixed rate 26% - Maturity: 11-21-2020	5330				10,855,842
National treasury bills coupon capitalized in pesos - Maturity: 02-26-2020	5349				2,045,071
National treasury bills capitalized in pesos - Maturity: 05-13-2020	5343				1,957,560
National treasury bills capitalized in pesos - Maturity: 08-29-2020	5341				1,663,894
Other					3,379,597
Subtotal local government securities				30,587,228	20,371,040	30,587,228		30,587,228
Private securities
Corporate Bonds YPF SA Class 046 -Maturity: 03-04-2021	51308	118,252	2	97,853	80,217	97,853		97,853
Debt Securities in Financial Trusts Secubono Series 201 Class A - Maturity: 08-30-2021	55089	54,628	3	78,659		78,659		78,659
Corporate Bonds YPF SA Class 043 -Maturity: 10-21-2023	50939	105,325	2	74,269	100,337	74,269		74,269
Debt Securities in Financial Trusts Secubono Series 200 Class A - Maturity: 06-28-2021	54966	68,382	3	71,025		71,025		71,025
Corporate Bonds Tecpetrol SA Class 003 -Maturity: 02-20-2021	54629	49,931	2	49,563		49,563		49,563
Corporate Bonds Central Térmica Roca SA Class 004 -Maturity: 07-24-2022	52650	57,371	2	36,863	35,559	36,863		36,863
Corporate Bonds Albanesi SA Class 003 -Maturity: 06-15-2021	52559	40,886	2	30,897	38,446	30,897		30,897
Corporate Bonds Santander Río Bank S.A. Class 021 -Maturity: 01-26-2022	53219	26,848	2	25,709		25,709		25,709
Corporate Bonds Generación Mediterranea SA Class 008 -Maturity: 08-29-2021	52778	29,932	2	20,973	21,943	20,973		20,973
Corporate Bonds Rombo Compañía Financiera SA S041 -Maturity: 01-29-2021	53237	17,343	2	17,000	69,082	17,000		17,000
Other				27,879	3,348,650	27,879		27,879
Subtotal				530,690	3,694,234	530,690		530,690
Total Other debt securities measured at cost amortized				31,117,918	24,065,274	31,117,918		31,117,918
TOTAL OTHER DEBT SECURITIES				204,136,099	86,711,691	204,136,099		204,136,099

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 30, 2020, except that indicated otherwise)

		Holdings				Position
		12/31/2020			12/31/2019	12/31/2020
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
Equity Instruments
Measured at fair value through profit or loss
- Local
Prisma Medios de Pago SA			3	1,420,695	1,934,144	1,420,695		1,420,695
Mercado Abierto Electrónico SA			3	144,222	70,730	144,222		144,222
Matba Rofex SA			3	21,242	15,723	21,242		21,242
C.O.E.L.S.A.			3	19,511	13,076	19,511		19,511
Argentina Clearing y Resgistro SA			3	14,731	14,217	14,731		14,731
Sedesa			3	11,682	9,492	11,682		11,682
Provincanje SA			3	6,243	3,315	6,243		6,243
AC Inversora SA			3	5,389		5,389		5,389
Mercado a Término Rosario SA			3	4,308	12,510	4,308		4,308
Proin SA			3	1,960	2,012	1,960		1,960
Other				1,280	1,640	1,280		1,280
Subtotal local				1,651,263	2,076,859	1,651,263		1,651,263

- Foreign
Banco Latinoamericano de Comercio Exterior SA			1	9,728	12,731	9,728		9,728
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales			3	1,899	1,727	1,899		1,899
Subtotal foreign				11,627	14,458	11,627		11,627

Total measured at fair value through profit or loss				1,662,890	2,091,317	1,662,890		1,662,890

TOTAL EQUITY INSTRUMENTS				1,662,890	2,091,317	1,662,890		1,662,890

TOTAL GOVERNMENT AND PRIVATE SECURITIES				258,985,558	95,833,014	260,730,695		260,730,695

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	12/31/2020	12/31/2019
COMMERCIAL
In normal situation	72,834,489	139,081,998
With senior “A” collateral and counter-collateral	3,391,649	4,574,008
With senior “B” collateral and counter-collateral	9,702,001	14,957,214
Without senior collateral or counter-collateral	59,740,839	119,550,776
Subject to special monitoring	2,997,745	350,457
In observation
With senior “A” collateral and counter-collateral	338
With senior “B” collateral and counter-collateral	2,130,233
Without senior collateral or counter-collateral	610,083	700
In negotiation or with financing agreements
With senior “B” collateral and counter-collateral	136,081	131,871
Without senior collateral or counter-collateral	121,010	217,886
Troubled	82,453	96,412
With senior “B” collateral and counter-collateral		14,295
Without senior collateral or counter-collateral	82,453	82,117
With high risk of insolvency	85,161	1,788,326
With senior “A” collateral and counter-collateral		11,805
With senior “B” collateral and counter-collateral	78,238	420,414
Without senior collateral or counter-collateral	6,923	1,356,107
Irrecoverable	521,866	7,712
With senior “A” collateral and counter-collateral	53,098	566
With senior “B” collateral and counter-collateral	425,044
Without senior collateral or counter-collateral	43,724	7,146
Subtotal Commercial	76,521,714	141,324,905

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT B

(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	12/31/2020	12/31/2019
CONSUMER AND MORTGAGE
Performing	192,457,444	166,644,755
With senior “A” collateral and counter-collateral	19,582,396	3,258,170
With senior “B” collateral and counter-collateral	16,363,538	19,439,140
Without senior collateral or counter-collateral	156,511,510	143,947,445
Low risk	74,388	2,250,127
With senior “A” collateral and counter-collateral	5,005	22,710
With senior “B” collateral and counter-collateral	55	247,554
Without senior collateral or counter-collateral	69,328	1,979,863
Low risk - in special treatment	10,538
Without senior collateral or counter-collateral	10,538
Medium risk	214,725	1,902,647
With senior “A” collateral and counter-collateral	4,539	18,150
With senior “B” collateral and counter-collateral	30,025	176,973
Without senior collateral or counter-collateral	180,161	1,707,524
High risk	374,291	2,151,613
With senior “A” collateral and counter-collateral	20,937	36,524
With senior “B” collateral and counter-collateral	47,337	180,318
Without senior collateral or counter-collateral	306,017	1,934,771
Irrecoverable	820,007	588,493
With senior “A” collateral and counter-collateral	11,229	12,705
With senior “B” collateral and counter-collateral	239,810	194,631
Without senior collateral or counter-collateral	568,968	381,157
Subtotal consumer and mortgage	193,951,393	173,537,635
Total	270,473,107	314,862,540

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the separated statement of financial position is listed below:

	12/31/2020	12/31/2019
Loans and other financing	257,394,046	300,309,160
+ Allowances for loans and other financing	10,023,702	6,895,662
+ Adjustment amortized cost and fair value	135,080	154,936
+ Debt securities of financial trust - Measured at amortized cost	166,692	1,498,448
+ Corporate bonds	365,341	2,198,423
- Interest and other accrued items receivable from financial assets with impaired credit value	(58,303)	(74,025)
Guarantees provided and contingent liabilities	2,446,549	3,879,936
Total computable items	270,473,107	314,862,540

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	12/31/2020		12/31/2019
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	30,204,627	11.17	51,699,091	16.42
50 next largest customers	23,808,602	8.80	48,534,915	15.41
100 next largest customers	13,656,910	5.05	21,024,192	6.68
Other customers	202,802,968	74.98	193,604,342	61.49
Total (1)	270,473,107	100.00	314,862,540	100.00

(1)	See reconciliation in Exhibit B

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		240,063	709,789	722,124	1,302,701	2,240,210	475,185	5,690,072
Financial sector		73,164	366,107	542,488	336,233	1,005,712		2,323,704
Non-financial private sector and foreign residents	1,303,388	94,342,079	31,051,161	41,944,002	49,509,992	47,067,374	76,591,919	341,809,915
Total	1,303,388	94,655,306	32,127,057	43,208,614	51,148,926	50,313,296	77,067,104	349,823,691

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		3,722,842	880,926	1,040,537	2,501,141	4,121,934	2,751,211	15,018,591
Financial sector		2,498,632	3,004,100	642,334	859,600	1,215,730	7,443	8,227,839
Non-financial private sector and foreign residents	4,913,894	123,475,571	36,367,815	33,007,665	41,230,071	59,459,730	91,735,995	390,190,741
Total	4,913,894	129,697,045	40,252,841	34,690,536	44,590,812	64,797,394	94,494,649	413,437,171

This exhibit disclosures contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT E

DETAILED INFORMATION ON INTERESTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

							Information of the issuer
	Shares of interest							Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount 12/31/2020	Amount 12/31/2019	Main business activity	Year- End date/ Period	Capital stock	Shareholders´ equity	Income for the year/ Period
In financial institutions
- Subsidiaries
Foreign
Macro Bank Limited	Common	1	1	39,816,899	2,604,747	2,697,648	Financial Institution	12-31-2020	86,501	2,604,747	(92,901)
Subtotal foreign					2,604,747	2,697,648
Total in financial institutions subsidiaries					2,604,747	2,697,648

Total in financial institutions					2,604,747	2,697,648

In complementary services companies
- Subsidiaries
Local
Macro Securities SA	Common	1	1	12,776,680	1,578,986	1,646,615	Brokerage house	12-31-2020	12,886	1,563,753	530,409
Macro Fondos SGFCISA	Common	1	1	327,183	76,847	95,548	Management company of FCI	12-31-2020	1,713	405,953	266,476
Macro Fiducia SA	Common	1	1	46,935,318	82,228	82,081	Services	12-31-2020	47,387	73,506	766
Argenpay SAU	Common	1	1	241,200,000	182,013	9,735	Services of electronic payments	12-31-2020	241,200	183,941	(101,257)
Subtotal local					1,920,074	1,833,979
Total in complementary services subsidiary companies					1,920,074	1,833,979

- Associates and joint ventures
Local
Uniones Transitorias de Empresas					144,601	197,610	Management of tax services
Play Digital SA	Common	1	1	119,177,505	56,964		Electronic, technological and computer services	12-31-2020	1,197,221	572,247	(796,797)
Subtotal local					201,565	197,610
Total in complementary services associates companies and join ventures					201,565	197,610

Total in complementary services associates companies and join ventures					2,121,639	2,031,589

In other associates

- Associates and joint ventures
Local
Macro Warrants SA	Common	1	1	50,000	2,340	1,606	Issue of warrants	09-30-2020	1,000	46,805	14,551
Subtotal local					2,340	1,606

Total in other associates					2,340	1,606

Total investments in other companies					4,728,726	4,730,843

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

					Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	29,821,961	50	678,094	25,227	1,890,000	12,096	617,806	2,495,710	27,979,118
Furniture and facilities	3,616,099	10	308,009	639	1,388,369	29	364,552	1,752,892	2,170,577
Machinery and equipment	4,849,301	5	630,485	73	2,575,230	18	870,274	3,445,486	2,034,227
Vehicles	814,478	5	80,941	62,801	671,644	58,326	70,548	683,866	148,752
Work in progress	1,189,216		465,125	815,824					838,517
Right of use	1,648,796	5	518,581	103,258	403,053	25,127	515,136	893,062	1,171,057
Total property, plant and equipment	41,939,851		2,681,235	1,007,822	6,928,296	95,596	2,438,316	9,271,016	34,342,248

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

					Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	27,620,633	50	2,352,622	151,294	1,474,810	118,384	533,574	1,890,000	27,931,961
Furniture and facilities	3,371,931	10	723,742	479,574	1,561,358	477,284	304,295	1,388,369	2,227,730
Machinery and equipment	7,637,133	5	856,544	3,644,376	5,275,905	3,640,410	939,735	2,575,230	2,274,071
Vehicles	806,186	5	131,951	123,659	656,904	63,406	78,146	671,644	142,834
Work in progress	2,046,200		1,979,389	2,836,373					1,189,216
Right of use			1,794,299	145,503		41,585	444,638	403,053	1,245,743
Total property, plant and equipment (1)	41,482,083		7,838,547	7,380,779	8,968,977	4,341,069	2,300,388	6,928,296	35,011,555

(1) During the fiscal year 2020 and 2019, this item observed transfers to and from property, plant and equipment and/or non- current assets held for sale.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT F

(Continued)

CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Rented properties	220,218	50	1		33,694		2,461	36,155	184,064
Other investment properties	623,898	50	69,656	62,302	32,350	9	9,785	42,126	589,126
Total investment property (1)	844,116		69,657	62,302	66,044	9	12,246	78,281	773,190

CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Rented properties	220,218	50			31,233	1	2,462	33,694	186,524
Other investment properties	514,350	50	433,934	324,386	24,358	1	7,993	32,350	591,548
Total investment property (2)	734,568		433,934	324,386	55,591	2	10,455	66,044	778,072

(1) During the fiscal year 2020, this item observed transfers to and from property, plant and equipment.

(2) During the fiscal year 2019, this item observed transfers to and from property, plant and equipment and/or non-current assets held for sale.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT G

CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	2,224,761	5	524,722		911,978	1	514,339	1,426,316	1,323,167
Other intangible assets	6,931,124	5	1,687,439		3,423,372	1	1,416,048	4,839,419	3,779,144
Total intangible assets	9,155,885		2,212,161		4,335,350	2	1,930,387	6,265,735	5,102,311

CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	2,707,929	5	695,936	1,179,104	1,669,510	1,171,274	413,742	911,978	1,312,783
Other intangible assets	8,240,411	5	1,617,239	2,926,526	4,839,245	2,759,723	1,343,850	3,423,372	3,507,752
Total intangible assets (1)	10,948,340		2,313,175	4,105,630	6,508,755	3,930,997	1,757,592	4,335,350	4,820,535

(1)	During the fiscal year 2019, transfers was produced between different lines of this item, that producing differences between amounts at the end of the year and the beginning another, without implying modifications of the total item.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT H

 DEPOSIT CONCENTRATION

AS OF DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	12/31/2020		12/31/2019
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	93,600,447	19.30	33,851,232	9.48
50 next largest customers	46,396,670	9.56	17,194,699	4.81
100 next largest customers	21,123,356	4.35	13,041,009	3.65
Other customers	323,980,255	66.79	293,162,879	82.06

Total	485,100,728	100.00	357,249,819	100.00

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	436,259,302	45,047,684	5,581,716	3,025,417	34,807	2,187	489,951,113

From the non-financial government sector	67,873,301	5,558,974	901,974	2,128			74,336,377
From the financial sector	696,415						696,415
From the non-financial private sector and foreign residents	367,689,586	39,488,710	4,679,742	3,023,289	34,807	2,187	414,918,321

Derivative instruments	42	188					230

Repo transactions	620,389						620,389

Other financial institutions	620,389						620,389

Other financial liabilities	31,892,464	131,255	122,488	316,921	264,590	514,354	33,242,072

Financing received from the Central Bank of Argentina and other financial institutions	419,217	199,471	204,074	80,703	40,093	5,724	949,282

Issued corporate bonds	209,346		2,762,098	208,048	2,585,744		5,765,236

Subordinated corporate bonds			1,135,957	1,135,958	2,498,433	43,651,732	48,422,080

Total	469,400,760	45,378,598	9,806,333	4,767,047	5,423,667	44,173,997	578,950,402

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT I

(Continued)

BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	318,511,777	35,554,356	4,728,311	1,398,959	72,883	30,866	360,297,152

From the non-financial government sector	22,974,090	1,059,457	58,210	2,832			24,094,589
From the financial sector	427,702						427,702
From the non-financial private sector and foreign residents	295,109,985	34,494,899	4,670,101	1,396,127	72,883	30,866	335,774,861

Derivative instruments	399,076	464,440	183,040				1,046,556

Repo transactions	1,364,962						1,364,962

Other financial institutions	1,364,962						1,364,962

Other financial liabilities	25,241,229	132,525	140,778	228,063	441,714	585,057	26,769,366

Financing received from the Central Bank of Argentina and other financial institutions	1,403,744	1,130,058	205,002	133,670	230,972	62,376	3,165,822

Issued corporate bonds	436,031		701,097	1,006,731	4,579,987	4,206,065	10,929,911

Subordinated corporate bonds			1,100,808	1,100,810	2,201,618	44,722,198	49,125,434

Total	347,356,819	37,281,379	7,059,036	3,868,233	7,527,174	49,606,562	452,699,203

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT J

 CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effects generated by provisions	12/31/2020
Provisions for eventual commitments	23,514	7,872		8,021	(6,158)	17,207
For Administrative, disciplinary and criminal penalties	977				(259)	718
Other	1,981,561	1,122,012	8	1,261,108	(555,858)	1,286,599
Total Provisions	2,006,052	1,129,884	8	1,269,129	(562,275)	1,304,524

 CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effects generated by provisions	12/31/2019
Provisions for eventual commitments	22,471	10,981			(9,938)	23,514
For Administrative, disciplinary and criminal penalties	1,504				(527)	977
Other	2,188,895	1,798,911	1,152,685	36,725	(816,835)	1,981,561
Total Provisions	2,212,870	1,809,892	1,152,685	36,725	(827,300)	2,006,052

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 44)

Shares				Capital Stock
			Votes per	Issued
Class	Stock number	Face value	share	outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177

Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 44)

Shares				Capital Stock
			Votes per	Issued
Class	Stock number	Face value	share	outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177

Total	639,413,408			639,413	639,413

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT L

 FOREIGN CURRENCY AMOUNTS

AS OF DECEMBER 31, 2020 AND  2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	12/31/2020					12/31/2019
		Total per currency
Item	Total parent company and local branches	US dollar	Euro	Real	Other	Total
ASSETS
Cash and deposits in banks	90,250,377	89,724,815	332,051	19,495	174,016	92,129,493
Debt securities at fair value through profit or loss						336,603
Other financial assets	4,671,947	4,671,947				4,984,440
Loans and other financing	22,874,861	22,874,861				52,653,519
Other financial institutions	21,230	21,230				827,986
From the non-financial private sector and foreign residents	22,853,631	22,853,631				51,825,533
Other debt securities	903,339	903,339
Financial assets delivered as guarantee	1,756,802	1,756,802				3,918,272
Equity instruments at fair value through profit or loss	11,627	11,627				14,458
Investments in associates and joint ventures	2,604,747	2,604,747				2,697,648
TOTAL ASSETS	123,073,700	122,548,138	332,051	19,495	174,016	156,734,433

LIABILITIES
Deposits	73,237,116	73,237,116				107,839,781
Non-financial government sector	4,198,481	4,198,481				5,432,420
Financial sector	573,892	573,892				313,018
Non-financial private sector and foreign residents	68,464,743	68,464,743				102,094,343
Other financial liabilities	4,411,546	4,310,735	90,618		10,193	4,745,344
Financing from the Central Bank and other financial institutions	469,390	469,390				2,784,710
Subordinated corporate bonds	34,300,292	34,300,292				33,098,040
Other non-financial liabilities	6,485	6,485				19,540
TOTAL LIABILITIES	112,424,829	112,324,018	90,618		10,193	148,487,415

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT N

CREDIT ASSITANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2020 AND 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	In normal
Item	situation	12/31/2020	12/31/2019
Loans and other financing
Overdrafts	409,555	409,555	1,329,127
Without senior collateral or counter-collateral	409,555	409,555	1,329,127
Documents	1,528	1,528	749,365
With senior “A” collateral and counter-collateral	1,528	1,528	35,397
Without senior collateral or counter-collateral			713,968
Mortgage and pledge	165,974	165,974	41,100
With senior “B” collateral and counter-collateral	141,893	141,893	27,566
Without senior collateral or counter-collateral	24,081	24,081	13,534
Personal	13,093	13,093	1,450
Without senior collateral or counter-collateral	13,093	13,093	1,450
Credit cards	59,988	59,988	93,111
With senior “A” collateral and counter-collateral	159	159
Without senior collateral or counter-collateral	59,829	59,829	93,111
Other	1,132,770	1,132,770	465,765
With senior “A” collateral and counter-collateral	20,345	20,345
With senior “B” collateral and counter-collateral	6,260	6,260	12,115
Without senior collateral or counter-collateral	1,106,165	1,106,165	453,650

Total loans and other financial	1,782,908	1,782,908	2,679,918

Eventual commitments	107,869	107,869	87,662
Total	1,890,777	1,890,777	2,767,580

Allowances	15,332	15,332	18,371

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT O

 DERIVATIVE FINANCIAL INSTRUMENTS

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Market or counter-party	Originally agreed weighted monthly average term (in moths)	Residual weighted monthly average term (in moths)	Weighted daily average term settlement of differences (in days)	Amount (*)
Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market)	3	3	1	150,908

Forwards	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina – Non-financial sector	5	3	30	150,908

Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other countries of local	1	1		45,821,491

Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina – Non-Financial sector	35	13		318,910

(*) Related to the valuation of the underlying traded, exposed in absolute value.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT P

 CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Fair value with changes in other	Fair value with changes in result	Fair value hierarchy
Item	Amortized cost	comprehensive income	Obligatory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	25,421,745
Financial institutions and correspondents	89,070,278
Other	5,262
Debt securities at fair value through profit or loss			53,186,569	52,808,125		378,444
Derivative instruments			7,232		7,232
Repo transactions
Central Bank of the Argentine Republic	39,421,705
Other financial entities	767,386
Other financial assets	16,296,090		26,179			26,179
Loans and other financing
To the non-financial government sector	3,614,805
Other financial institutions	1,822,643
To the non-financial private sector and foreign residents
Overdrafts	17,611,869
Documents	27,294,496
Mortgage loans	25,410,608
Pledge loans	3,325,554
Personal loans	70,258,760
Credit cards	64,266,490
Financial leases	119,596
Other (1)	43,669,225
Other debt securities	31,117,918	173,018,181		110,430,520	62,587,661
Financial assets delivered as guarantee	13,515,245	695,748		695,748
Investments in equity instruments			1,662,890	9,728		1,653,162
TOTAL FINANCIAL ASSETS	473,009,675	173,713,929	54,882,870	163,944,121	62,594,893	2,057,785

(1) Includes the total provisions to the non-financial private sector and foreign residents.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT P

(Continued)

 CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Fair value with changes in other	Fair value with changes in result	Fair value hierarchy
Item	Amortized cost	comprehensive income	Obligatory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
From the non-financial government sector	73,565,424
From the financial sector	696,415
From the non-financial private sector and foreign residents
Checking accounts	61,284,075
Savings accounts	139,483,543
Time deposits and Investment accounts	181,604,889
Other	28,466,382
Derivative instruments			230	230
Repo transactions
Other financial institutions	618,572
Other financial liabilities	33,230,041
Financing received from Central Bank and other financial institutions	918,879
Issued corporate bonds	4,926,901
Subordinated corporate bonds	34,300,292
TOTAL FINANCIAL LIABILITIES	559,095,413		230	230

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT P

 CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Fair value with changes in other	Fair value with changes in result	Fair value hierarchy
Item	Amortized cost	comprehensive income	Obligatory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	26,562,212
Financial institutions and correspondents	106,029,847
Other	5,100
Debt securities at fair value through profit or loss			7,030,006	5,915,945	4,435	1,109,626
Derivative instruments			69,003	43,012	25,991
Repo transactions
Other financial institutions	1,481,096
Other financial assets	6,754,503		31,314			31,314
Loans and other financing
To the non-financial government sector	8,781,948
Other financial institutions	5,380,555
To the non-financial private sector and foreign residents
Overdrafts	56,273,968
Documents	28,085,343
Mortgage loans	28,053,169
Pledge loans	5,536,821
Personal loans	77,326,738
Credit cards	57,392,877
Financial leases	317,102
Other (1)	33,160,639
Other debt securities	24,065,274	62,646,417		49,177,412	13,469,005
Financial assets delivered as guarantee	14,511,557
Investments in equity instruments			2,091,317	12,731		2,078,586
TOTAL FINANCIAL ASSETS	479,718,749	62,646,417	9,221,640	55,149,100	13,499,431	3,219,526

(1) Includes the total provisions to the non-financial private sector and foreign residents.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT P

(Continued)

 CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

		Fair value with changes in other	Fair value with changes in result	Fair value hierarchy
Item	Amortized cost	comprehensive income	Obligatory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
From the non-financial government sector	23,906,675
From the financial sector	427,702
From the non-financial private sector and foreign residents
Checking accounts	52,686,340
Savings accounts	124,839,660
Time deposits and Investment accounts	144,401,841
Other	10,987,601
Derivative instruments			1,046,556		1,046,556
Repo transactions
Other financial institutions	1,364,825
Other financial liabilities	26,733,461
Financing received from Central Bank and other financial institutions	3,057,235
Issued corporate bonds	7,521,820
Subordinated corporate bonds	33,098,040
TOTAL FINANCIAL LIABILITIES	429,025,200		1,046,556		1,046,556

Delfín Jorge Ezequiel Carballo

Chairperson

  EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	12/31/2020	12/31/2019
For measurement of financial assets at fair value through profit or loss
Gain from government securities	10,255,560	2,273,436
Gain from private securities	106,596	823,810
Gain from derivative financial instruments
Forward transactions	75,950	2,056,224
Gain/ (Loss) from other financial assets	270	(12,988)
Gain from equity instruments at fair value through profit or loss	48,790	2,587,956
Loss from sales or decreases of financial assets at fair value (*)	(37,002,362)	(53,013,152)
Total	(26,515,196)	(45,284,714)

(*) Includes reclassifications of instruments classified at fair value through other comprehensive income that were derecognized or collected during the fiscal year.

Delfín Jorge Ezequiel Carballo
Chairperson

  EXHIBIT Q

  (Continued)

BREAKDOWN OF STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	Net financial income/ (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	12/31/2020	12/31/2019
Interest income
for cash and bank deposits	128,152	354,361
for government securities	6,429,385	9,805,282
for private securities	1,607,980	1,942,808
for loans and other financing
Non-financial public sector	2,953,253	1,840,235
Financial sector	1,012,071	2,821,733
Non-financial private sector
Overdrafts	10,814,364	21,182,811
Documents	4,758,585	7,594,077
Mortgage loans	8,074,017	11,031,618
Pledge loans	476,023	855,500
Personal loans	32,690,320	40,829,605
Credit cards	11,492,721	17,978,756
Financial leases	58,198	251,036
Other	13,202,178	7,121,782
for repo transactions
Central Bank of Argentina	6,971,713	552,926
Other financial institutions	139,524	3,919,285
Total	100,808,484	128,081,815
Interest expenses
for deposits
Non-financial private sector
Checking accounts	(1,975,888)	(537,004)
Saving accounts	(654,139)	(896,495)
Time deposits and investments accounts	(53,900,952)	(79,268,075)
for Financing received from Central Bank of Argentina and other financial institutions	(100,834)	(362,305)
For repo transactions
Other financial institutions	(195,747)	(458,103)
for other financial liabilities	(57,262)	(216,349)
Issued corporate bonds	(1,547,872)	(3,250,458)
for subordinated corporate bonds	(2,397,775)	(2,319,006)
Total	(60,830,469)	(87,307,795)

Delfín Jorge Ezequiel Carballo
Chairperson

  EXHIBIT Q

  (Continued)

BREAKDOWN OF STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

	Income for the fiscal year	Other comprehensive income	Income for the fiscal year	Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	12/31/2020	12/31/2020	12/31/2019	12/31/2019
From debt government securities (*)	56,249,981	(5,449,905)	78,125,316	724,901
Total	56,249,981	(5,449,905)	78,125,316	724,901

	Income for the fiscal year
Commissions income	12/31/2020	12/31/2019
Commissions related to obligations	12,995,025	15,160,653
Commissions related to credits	181,475	231,735
Commissions related to loans commitments and financial guarantees	1,160	8,435
Commissions related to securities value	136,986	153,829
Commissions to credit cards	8,838,471	8,437,123
Commissions to insurances	1,601,339	1,591,978
Commissions related to trading and foreign exchange transactions	578,663	666,910
Total	24,333,119	26,250,663

	Loss for the fiscal year
Commissions expenses	12/31/2020	12/31/2019
Commissions related to trading and foreign exchange transactions	(117,519)	(209,142)
Other
Commissions paid ATM exchange	(1,212,632)	(1,051,474)
Checkbooks commissions and compensating cameras	(404,450)	(453,613)
Commissions Credit cards and foreign trade	(259,101)	(468,106)
	(1,993,702)	(2,182,335)

(*) Had the criteria set forth in Communiqué “A” 7211 been applied during the current year, “Gains or losses resulting from the net monetary position” would have stood at 29,977,456 (loss). This amount includes 37,699,560 (loss) booked in the consolidated statement of income for the fiscal year ended December 31, 2020, under “Net income (loss) from the measurement of financial instruments at fair value”, an amount that arose from reclassifications from “Other comprehensive income.” Considering the aforementioned net effects, had the criteria defined in Communiqué “A” 7211 been applied during the current year, “Net income for the year” would have amounted to 24,359,208 (gain).

Delfín Jorge Ezequiel Carballo
Chairperson

                  EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	12/31/2020
Other financial assets	14,032	11,318			(6,421)	18,929
Loans and other financing	6,895,662	4,214,369	2,013,697	(477,391)	(2,622,635)	10,023,702
Other financial institutions	37,572	(13,052)			(7,907)	16,613
To the non-financial private sector and foreign residents
Overdrafts	1,050,626	13,598	1,262	(21,507)	(358,245)	685,734
Documents	500,036	138,681	84,346	(30,978)	(157,463)	534,622
Mortgage loans	521,477	104,994	302,003	3,928	(179,453)	752,949
Pledge loans	175,691	24,616	7,175	(17,249)	(55,888)	134,345
Personal loans	2,501,419	913,989	499,491	(235,074)	(834,085)	2,845,740
Credit cards	1,079,674	2,164,256	804,075	(73,526)	(585,610)	3,388,869
Financial leases	7,285	(1,946)	(789)	7,728	(2,230)	10,048
Other	1,021,882	869,233	316,134	(110,713)	(441,754)	1,654,782
Eventual commitments	23,514	5,319	(5,441)	349	(6,534)	17,207
Other debt securities	2,637	266			(1,560)	1,343
Total allowances	6,935,845	4,231,272	2,008,256	(477,042)	(2,637,150)	10,061,181

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of December 31, 2020, except that indicated otherwise)

			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	12/31/2019
Other financial assets		17,088			(3,056)	14,032
Loans and other financing	8,102,742	740,676	198,313	1,044,084	(3,190,153)	6,895,662
Other financial institutions	78	45,691			(8,197)	37,572
To the non-financial private sector and foreign residents						0
Overdrafts	542,651	141,059	(108,657)	817,465	(341,892)	1,050,626
Documents	1,096,176	(60,075)	131,994	(330,752)	(337,307)	500,036
Mortgage loans	512,266	3,215	146,918	79,391	(220,313)	521,477
Pledge loans	434,016	9,779	(174,276)	34,869	(128,697)	175,691
Personal loans	2,896,788	467,206	219,890	65,916	(1,148,381)	2,501,419
Credit cards	1,725,970	110,535	(130,435)	(31,622)	(594,774)	1,079,674
Financial leases	20,678	717	(4,092)	(4,123)	(5,895)	7,285
Other	874,119	22,549	116,971	412,940	(404,697)	1,021,882
Eventual commitments	22,471	1,466	9,382		(9,805)	23,514
Other debts securities		3,212			(575)	2,637
Total allowances	8,125,213	762,442	207,695	1,044,084	(3,203,589)	6,935,845

Delfín Jorge Ezequiel Carballo
Chairperson

EARNING DISTRIBUTION PROPOSAL
FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2020
(Translation of financial statements originally issued in Spanish - See Note 44 to the consolidated financial statements)

(Figures stated in thousands of pesos)

UNAPPROPRIATED RETAINED EARNINGS (1)	50,112,847
To legal retained reserve (2)
Adjustments (Point 2.3. of BCRA rules regarding "Earnings distribution") (3)	(35)
SUBTOTAL 1	50,112,812
Adjustments (Point 2.1. of BCRA rules regarding “Earnings distribution") (3)	(5,691,362)
SUBTOTAL 2	44,421,450

DISTRIBUTABLE AMOUNT (4)	44,421,450

(1)	Includes voluntary reserve for future distribution of earnings amounted to 70,446,703.
(2)	The fiscal year ended December 31, 2020 does not have computable earnings to allocate to legal retained reserve, due to the effect recorded as prior period earning adjustment resulting from the initial application the of IAS 29, as explained in section “Measuring unit” in the note “Basis for the preparation of these financial statements and applicable accounting standards”.
(3)	See note 39 to the Separate Statement of Financial Position.
(4)	The earing distribution will be admitted, provided that the minimum cash requirement, on average (in pesos or foreign currency) will be shorter than the closing date position or the projected one, considering the earning distribution effects.

The Board of Directors will raise, opportunely, the appointed of the destination to the Earnings that will submit at the Shareholders´ Meeting.

Daniel H. Violatti	Gustavo A. Manriquez	Delfín Jorge
Accounting and	General management	Ezequiel Carballo
Tax		Chairperson
Manager

INDEPENDENT AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

CUIT (Argentine tax identification number): 30-50001008-4

Registered office: Avenida Eduardo Madero 1182

Buenos Aires City

I.	Report on the financial statements

Introduction

1.	We have audited the accompanying consolidated financial statements of BANCO MACRO S.A. (“the Bank”) and its subsidiaries, which comprise: (a) the consolidated statement of financial position as of December 31, 2020, (b) the consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for the fiscal year then ended, and (c) a summary of the significant accounting policies and other supplementary information.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of the financial statements mentioned in paragraph 1. in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), which, as indicated in Note 3. to the financial statements mentioned in paragraph 1., is based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE” for its Spanish acronym), only subject to the exceptions that were established by the BCRA that are explained in the mentioned note. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary to allow the financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

 2

Auditor’s responsibility

3.	Our responsibility is to express an opinion on the financial statements mentioned in paragraph 1. based on our audit. We have performed our work in conformity with the auditing standards established by FACPCE Technical Resolution No. 37 and with the “Minimum standards on external audits” issued by the BCRA. Such standards require that we comply with ethical requirements and that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements.

An audit comprises the application of procedures to obtain judgmental evidence regarding figures and information disclosed in financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of risks of material misstatement of the financial statements, whether due to errors or irregularities. In making this risk assessment, the auditor considers the Bank’s internal control relevant to the preparation and fair presentation of the financial statements in order to design the appropriate audit procedures in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Bank’s Board of Directors and Management, as well as evaluating the overall presentation of the financial statements.

We believe that the judgmental evidence we have obtained is enough and appropriate for our audit opinion.

Opinion

4.	In our opinion, the financial statements mentioned in paragraph 1. present fairly, in all material respects, the financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2020, as well as the results of its operations, changes in shareholders’ equity and cash flows for the year then ended, in accordance with the accounting framework established by the BCRA mentioned in paragraph 2.

 3

Emphasis on certain aspects disclosed in the financial statements and other matters

5.	We would like to draw attention to the information contained in the following notes to the consolidated financial statements mentioned in paragraph 1:

(a)	Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section “Applicable Accounting Standards”, in which the Bank indicates (i) that it has not applied section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from that application by Communication “A” 6847 of the BCRA, and (ii) that it is in process of quantifying the effects that the full application of the mentioned standard would have on the financial statements.

(b)	Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section “Applicable Accounting Standards”, in which the Bank discloses that (i) for the purposes of measuring a holding of equity instruments in particular at fair value, it has applied the guidelines required by the BCRA through a Memorandum dated April 29, 2019, and (ii) that although it is in process of quantifying the difference between the value that arises from what is mentioned in point (i) above and the fair value determined in accordance with the application of IFRS as of December 31, 2020, the Bank estimates that these effects could be material.

(c)	Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section “Applicable Accounting Standards”, in which the Bank discloses, regarding the application of the comprehensive inflation adjustment method, (i) in accordance with Communications “A” 6651 and 6849, the amounts related to change in financial assets measured at fair value through other comprehensive income will be determined in terms of the current measuring unit, so that the monetary effect generated by those financial assets will be recognized in the statement of other comprehensive income, when the IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that all the monetary effect generated by those financial assets should be recognized in the statement of income and (ii) the quantification of the effect of what is mentioned in (i).

 4

These aspects do not modify the conclusion expressed in paragraph 4, but must be taken into account by those users who use IFRS for the interpretation of the financial statements mentioned in paragraph 1.

6.	As further explained in Note 45. to the consolidated financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting framework established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the separate financial statements of BANCO MACRO S.A. as of the same date and for the same period indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

8.	In compliance with current legal requirements, we further report that:

a)	The financial statements mentioned in paragraph 1. are in the process of transcription into the Books of Accounts of BANCO MACRO S.A. and, in our opinion, were prepared in all material respects, in conformity with the applicable Argentine Business Associations Law provisions and Argentine Securities Commission (“CNV”) regulations.

b)	The separate financial statements of BANCO MACRO S.A., except from what is mentioned in Note 3. “Basis for the preparation of these financial statements and applicable accounting standards” section “Transcription into books”, are taken from books kept, in all formal respects, in conformity with current legal regulations and with the terms and conditions established in CNV Resolution Nos. 1032/EMI and 1996/EMI dated March 17, and May 20, 2004, respectively.

c)	As of December 31, 2020, the liabilities accrued from employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 415,811,317, none of which was due and payable as of that date.

 5

d)	During the fiscal year ended December 31, 2020, we billed fees for audit services rendered to BANCO MACRO S.A., representing 100% of the total amount billed to the Bank on any and all account, 87% of the total audit fees billed to the Bank and its subsidiaries, and 87% of the total amount billed to the Bank and its subsidiaries on any and all accounts.

Buenos Aires City,

   March 10, 2021

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

INDEPENDENT AUDITORS’ REPORT ON SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

CUIT (Argentine tax identification number): 30-50001008-4

Registered office: Avenida Eduardo Madero 1182

Buenos Aires City

III.	Report on the financial statements

Introduction

1.	We have audited the accompanying separate financial statements of BANCO MACRO S.A. (“the Bank”), which comprise: (a) the separate statement of financial position as of December 31, 2020; (b) the separate statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for the fiscal year then ended, and (c) a summary of the significant accounting policies and other supplementary information.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of the financial statements mentioned in paragraph 1. in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), which, as indicated in Note 3. to the financial statements mentioned in paragraph 1., is based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE” for its Spanish acronym), only subject to the exceptions that were established by the BCRA that are explained in the mentioned note. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary to allow the financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

A member firm of Ernst & Young Global Limited

Auditor’s responsibility

3.	Our responsibility is to express an opinion on the financial statements mentioned in paragraph 1. based on our audit. We have performed our work in conformity with the auditing standards established by FACPCE Technical Resolution No. 37 and with the “Minimum standards on external audits” issued by the BCRA. Such standards require that we comply with ethical requirements and that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements.

An audit comprises the application of procedures to obtain judgmental evidence regarding figures and information disclosed in financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of risks of material misstatement of the financial statements, whether due to errors or irregularities. In making this risk assessment, the auditor considers the Bank’s internal control relevant to the preparation and fair presentation of the financial statements in order to design the appropriate audit procedures in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Bank’s Board of Directors and Management, as well as evaluating the overall presentation of the financial statements.

We believe that the judgmental evidence we have obtained is enough and appropriate for our audit opinion.

Opinion

4.	In our opinion, the financial statements mentioned in paragraph 1. present fairly, in all material respects, the financial position of BANCO MACRO S.A. as of December 31, 2020, as well as the results of its operations, changes in shareholders’ equity and cash flows for the year then ended, in accordance with the accounting framework established by the BCRA mentioned in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements and other matters

5.	We would like to draw attention to the information contained in the following notes to the separate financial statements mentioned in paragraph 1:

(a)	Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section “Applicable Accounting Standards”, in which the Bank indicates (i) that it has not applied section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from that application by Communication “A” 6847 of the BCRA, and (ii) that it is in process of quantifying the effects that the full application of the mentioned standard would have on the financial statements.

(b)	Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section “Applicable Accounting Standards”, in which the Bank discloses that (i) for the purposes of measuring a holding of equity instruments in particular at fair value, it has applied the guidelines required by the BCRA through a Memorandum dated April 29, 2019, and (ii) that although it is in process of quantifying the difference between the value that arises from what is mentioned in point (i) above and the fair value determined in accordance with the application of IFRS as of December 31, 2020, the Bank estimates that these effects could be material.

(c)	Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section “Applicable Accounting Standards”, in which the Bank discloses, regarding the application of the comprehensive inflation adjustment method, (i) in accordance with Communications “A” 6651 and 6849, the amounts related to change in financial assets measured at fair value through other comprehensive income will be determined in terms of the current measuring unit, so that the monetary effect generated by those financial assets will be recognized in the statement of other comprehensive income, when the IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that all the monetary effect generated by those financial assets should be recognized in the statement of income and (ii) the quantification of the effect of what is mentioned in (i).

These aspects do not modify the conclusion expressed in paragraph 4, but must be taken into account by those users who use IFRS for the interpretation of the financial statements mentioned in paragraph 1.

6.	As further explained in Note 44. to the separate financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting framework established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the consolidated financial statements of BANCO MACRO S.A. and its subsidiaries as of the same date and for the same period indicated in paragraph 1.

IV.	Report on other legal and regulatory requirements

8.	In compliance with current legal requirements, we further report that:

a.	In our opinion, the financial statements mentioned in paragraph 1., were prepared in all material respects, in conformity with the applicable Argentine Business Associations Law provisions and Argentine Securities Commission (“CNV”) regulations.

b.	The financial statements mentioned in paragraph 1., except from what is mentioned in Note 3. “Basis for the preparation of these financial statements and applicable accounting standards” section “Transcription into books”, are taken from books kept, in all formal respects, in conformity with current legal regulations and with the terms and conditions established in CNV Resolution Nos. 1032/EMI and 1996/EMI dated March 17, and May 20, 2004, respectively.

c.	As of December 31, 2020, the liabilities accrued from employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 415,811,317, none of which was due and payable as of that date.

d.	As of December 31, 2020, as stated in Note 33. to the financial statements mentioned in paragraph 1., the Bank carries shareholders´ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for the categories indicated in the mentioned note.

e.	During the fiscal year ended December 31, 2020, we billed fees for audit services rendered to BANCO MACRO S.A., representing 100% of the total amount billed to the Bank on any and all account, 87% of the total audit fees billed to the Bank and its subsidiaries, and 87% of the total amount billed to the Bank and its subsidiaries on any and all accounts.

Buenos Aires City,

  March 10, 2021

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 10, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer